FORM 6-K
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                   Report of Foreign Private Issuer

                  Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

                 For the month of May, 2004
                                 ------------

                  Commission File Number 1-4620
                                        --------

                 Crystallex International Corporation
          -----------------------------------------------------
             (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
  -----------------------------------------------------------------
               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F[x]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                                [OBJECT OMITTED]







LAS CRISTINAS o LA VICTORIA o REVEMIN MILL o TOMI o ALBINO o LO INCREIBLE





                                      2003
                                     ANNUAL
                                     REPORT

CORPORATE PROFILE


CRYSTALLEX INTERNATIONAL CORPORATION is a Canadian-headquartered gold producer with operations and exploration properties in Venezuela. The Company's medium-term goal is to become a low-cost, intermediate-size gold producer with production exceeding 350,000 ounces of gold per year.

Crystallex aims to achieve this goal over the next few years through the development of the Las Cristinas gold deposits located in southeastern Venezuela. Crystallex has signed a mining operation agreement allowing for the development and exploitation of Las Cristinas. With estimated reserves of 10.2 million ounces, Las Cristinas ranks Crystallex as the fifth largest North American-based gold company in terms of reserves.

The Company has completed a positive feasibility study for Las Cristinas and plans to commence construction of an open pit mine and 20,000 tonne per day gold processing plant during the fourth quarter of 2004. During the initial years of the project life, Las Cristinas is forecast to produce over 300,000 ounces of gold per year at a cash cost of US$144 per ounce.

Crystallex's shares trade under the ticker symbol KRY on the American and Toronto Stock Exchanges.




                                                           TABLE OF CONTENTS

     President & Chief Executive Officer's Message to Shareholders     2

     Chief Operating Officer's Message to Shareholders                 7

     Reserves and Resources                                           12

     Las Cristinas                                                    15

     Operations Review                                                26

     Corporate Responsibility                                         30

     Corporate Governance                                             33

     Management's Discussion and Analysis                             40

     Independent Auditors' Report                                     62

     Financial Statements                                             63

          SCORECARD

          --------------------------------------------------------------------------------------------
          WHAT WE SAID LAST YEAR                           WHAT WE DID
          --------------------------------------------------------------------------------------------
          Focus on preparing to build and operate          Added senior staff, completed feasibility
          Las Cristinas.                                   study, raised C$75 million of capital,
                                                           awarded EPCM contract, and presented
                                                           the Environmental Impact Study (EIS).

                                                           Negotiated successful sale of mature
                                                           Minera San Gregorio assets in Uruguay,
                                                           allowing total focus on Venezuelan
                                                           assets.

          --------------------------------------------------------------------------------------------

          Strengthen ability to handle large projects      Added new CEO, added COO, added
          by investing in senior management.               recognized experienced technical team
                                                           and new controller.

          --------------------------------------------------------------------------------------------

          Present a feasibility study to the               Completed the Reserve and Resource modelling
          CorporacionVenezolana de Guayana                 for Las Cristinas which suggests potential
s         (`CVG')for approval September, 2003.             for significant increases through additional
                                                           drilling. Presented feasibility study on
                                                           September 10th, 2003. Approved by CVG on
                                                            March 8th, 2004.
          --------------------------------------------------------------------------------------------

          Improve Crystallex's financial position by       Raised C$75 million in 2003. Raised
          raising equity in 2003.                          C$100 million in early 2004.

          --------------------------------------------------------------------------------------------

          Inject capital to increase gold production       Stabilized the existing operations with
          and reduce costs in Venezuela.                   infusion of capital. Spent C$2.4 million on
                                                           El Callao assets in 2003. Gold production
                                                           at record levels of 15,237 oz in fourth
                                                           quarter of 2003.

          --------------------------------------------------------------------------------------------

          Improve community health care facilities         Completed the Social Programs outlined in
          and make improvements to water, sewerage         the Mining Operation Agreement ("MOA").
          and roads.                                       Won "Outstanding Citizen" Awards from
                                                           Venezuela for contributions to improvements
                                                           in the community.

          --------------------------------------------------------------------------------------------

          Reduce our hedge positions.                      Reduced our forward sale and call options
                                                           from 471,871 oz at December 31st, 2003 to
                                                           350,025 oz at December 31st, 2003.

          --------------------------------------------------------------------------------------------

          Move to "best practices"for corporate            Consolidated operations to new Toronto
          policies, procedures and governance.             head office, closed offices in Vancouver
                                                           and New Jersey. Established Disclosure
                                                           Committee. Implemented Disclosure
                                                           Policy, Health and Safety Policy, and
                                                           Environmental Policy.

          --------------------------------------------------------------------------------------------

          Produce solid returns for our shareholders.      Share price rose 58% since the beginning
                                                           of 2003, compared with 6% for S&P/TSX
                                                           Gold Index.

          --------------------------------------------------------------------------------------------

PRESIDENT & CHIEF EXECUTIVE OFFICER'S MESSAGE TO SHAREHOLDERS


                                [OBJECT OMITTED]


TODD BRUCE
President and Chief Executive Officer

When I joined Crystallex as its President and Chief Executive Officer in September, 2003, I was convinced that I had been presented with a remarkable opportunity to bring to account one of the world's largest undeveloped gold deposits, the Las Cristinas gold deposit in Bolivar State, Venezuela.

I was also confident that my experience and expertise would allow me to make an important contribution to a company and management team equally committed to building the credibility of Crystallex with its shareholders and the investment community through sustained performance and execution. Crystallex looks forward to being measured and evaluated on its success in meeting its performance goals.

I believe that 2003 was a defining year for Crystallex in a number of ways. The Company continued to strengthen its management team with the recruitment of Ken Thomas as COO in April and myself as President, CEO and a director in September. Crystallex commissioned and completed the SNC - Lavalin Engineers & Constructors Inc. (SNCL) full feasibility study which confirmed not only the viability of Las Cristinas, but that it is one of the best undeveloped gold deposits in the world in terms of its size, economics and supporting infrastructure. The Company undertook a series of measures to strengthen its balance sheet and improve its operating performance in

Our CVG-approved feasibility
studies have confirmed that
Las Cristinas is one of the best
undeveloped gold deposits in
the world in terms of size,
economics and infrastructure,
and can be economically
developed as a gold-only,
open-pit mining operation.

Venezuela. In September the Corporation concluded a US$38.2 million financing and changed its policy on hedging to move toward a hedge-free position. In October, the Company advanced that policy when the Company sold the San Gregorio mine in Uruguay, which resulted in


2                                                   CRYSTALEX ANNUAL REPORT 2003
a reduction of the Crystallex hedge position by some 37,600 ounces through the complete elimination of the hedge position related to the San Gregorio operations. We further reduced the hedge position during the fourth quarter by buying, for delivery into the hedge book, 25,000 ounces in the spot market when the gold price dipped to US$372 per ounce.

On March 8 of this year, the Corporacion Venezolana de Guayana ("CVG"), acting under its mandate from the Ministry of Energy and Mines, and as the authorized agency of the Republic of Venezuela, approved our Las Cristinas full feasibility study. The approval marks the first major milestone for the Las Cristinas project after the release of the full feasibility study in September, 2003. The CVG approval of the feasibility study, acting in its capacity as an agent of the Republic, reflects Venezuela's clearest commitment to Crystallex's mandate to bring the Las Cristinas deposit to account for the benefit of Crystallex's shareholders, the local community, Bolivar State and the Government of Venezuela. A second major milestone was reached on March 18 of this year with the announcement that a syndicate of underwriters, led by Orion Securities Inc., had committed to purchase C$100 million of Crystallex common shares in a public equity financing. The funds raised will be primarily committed to the engineering and initial construction phases of the Las Cristinas project. We are well into the next phase of development, i.e., detailed engineering and securing necessary permits, which we expect to enable us to break ground in the third quarter and start pouring concrete a couple of months thereafter based on the current development schedule. Pending receipt of permits, Crystallex commenced refurbishment of the mining camp and supporting infrastructure. Crystallex has also initiated the first phase of development of the mining site with the commencement of geotechnical drilling.

Las Cristinas is projected
to produce 311,000 ounces
of gold per year in the
first five years, increasing
to over 500,000 ounces
in terms of the plan to
expand to 40,000 tpd
as soon as practicable.

I am excited to join the Crystallex team. Ken Thomas and I have extensive, hands-on experience in developing large projects and, together with our Board and senior managreement, we have been assembling a firstclass team to transform Crystallex into a competitive, mid-size gold mining enterprise.

STRONGER MANAGEMENT TEAM
The recruitment of Ken Thomas in early 2003 as Chief Operating Officer was another watershed event for the company. I believe that there are very few other professionals in the industry who could have achieved what Ken did in meeting the contractual commitment of completing a full feasibility study and submitting to the CVG one week ahead of the deadline of September 17, 2003. This performance is all the more impressive given that Ken first completely overhauled the project by turning it into a gold-only project, which dramatically improved the economics of the project.


CRYSTALEX ANNUAL REPORT 2003                                                  3

I would also like to record the Company's appreciation of the job done by Borden Rosiak and Dan Ross during 2003 in creating corporate infrastructure, consolidating our administrative and financial operations in Toronto, facilitating a change in auditors and creating a corporate governance structure which reflects the regulatory requirements of both Canada and the U.S.A. Dan Hamilton, another key appointment who joined the company in 2003, has become our VP, Controller and has been a major contributor in the consolidation of our accounting systems. Thanks in large part to their efforts, Crystallex came through this very challenging year as a stronger and better company.

Crystallex has continued to enhance its management team to ensure that we will bring Las Cristinas into production on schedule and on budget. In pursuing this objective, the Company had two choices. The approach that would be the easier initially would have been to recruit individuals who although recognized to be outstanding have no actual experience of working with Ken Thomas. In this situation shareholders would have to pay a significant cost in terms of the learning curve as the new team learned how to work with each other in terms of fully understanding each person's strengths and weaknesses. The other and perhaps more challenging approach was the task I gave Ken of seeing whether he could reestablish any of the teams that he had achieved such success with in his previous experience. Once again Ken delivered by persuading three outstanding individuals to join Crystallex in early 2004 when Ron Colquhoun joined us as Vice President, Technical Services, Brendan Burke as Corporate Manager, Projects and John Binns as Vice President, Environmental. All three of these vastly experienced project professionals worked with Ken Thomas for more than ten years. Our ability to attract such outstanding individuals represents a tremendous endorsement of our management team and the quality of the Las Cristinas project. I am gratified that we have been able to attract professionals of this calibre and experience who share our confidence in the future of this Company.

To ensure that we bring
Las Cristinas into production
on schedule and on budget,
we have enhanced our
management team and
recruited expert and
experienced senior staff
to execute the project.

LAS CRISTINAS PROJECT
That future was spelled out clearly last fall when we completed the full feasibility study for the Las Cristinas project in Venezuela's Bolivar State. The SNCL study determined that Las Cristinas can be economically developed as a large, gold-only, open pit mining operation. Based upon current proven and probable reserves of 10.2 million ounces and a gold price of US$325 per ounce, Las Cristinas will generate pre-tax cumulative free cashflow of US$742 million. At US$375 per ounce, pre-tax cumulative free cashflow climbs to US$1.2 billion.


4                                                   CRYSTALEX ANNUAL REPORT 2003

A follow-up full feasibility study by SNCL looked at doubling the size of the operation from 20,000 tonnes per day ("tpd") to 40,000 tpd and concluded the mine would produce an average 500,000 ounces of gold per annum for 20 years at a total average total cash cost in the order of US$192 per ounce, with total capital costs amounting to US$365 million. Although the base case of initiating production at 20,000 tpd and expanding, as soon as feasible, to 40,000 tpd is still the most likely option, the 40,000 tpd full feasibility study does provide the Company with the flexibility to move to production at 40,000 tpd at an early date, should prevailing market conditions allow.

We have completed the updated Environmental Impact Study ("EIS") on schedule and have submitted it to the CVG, which is contractually responsible for securing all the necessary environmental permits from the Ministry of the Environment and Natural Resources ("MARN"). The CVG has reviewed the EIS in conjunction with Crystallex and submitted it to MARN. Crystallex and the CVG have already made a joint presentation to the MARN providing an introductory overview of the EIS. We are very pleased to have John Binns with his fluency in Spanish and knowledge of South American mining and environmental issues on board to lead us through this process.

STRONGER BALANCE SHEET
Crystallex strengthened its balance sheet in a number of ways this past year. In October, we announced the sale of our San Gregorio mining interests and related operations in Uruguay which was scheduled for closure in the first quarter of 2004 due to the exhaustion of reserves. The sale relieved us from a number of


[OBJECT OMITTED]


Left to right:
ROBERT A. FUNG
Chairman
TODD BRUCE
President and
Chief Executive
Officer

significant expenses related to the planned closure of the Uruguayan facilities and it also reduced our forward hedge book exposure by approximately 37,600 ounces.

In September we raised US$38.2 million. This financing was truly a watershed event as it enabled Crystallex, for the first time, to set and proactively execute its agenda. The transaction provided the Company with the necessary capital to ensure that the Las Cristinas project remained on the fast track. It also enabled the Company to direct additional capital to its ex i st ing Venezuelan operations to both strengthen production and undertake strategic exploration drilling. The recently completed C$100 million financing reinforces our ability to generate shareholder value by achieving these goals.

In September, 2003
Crystallex raised US$38.2
million to ensure that the
Las Cristinas project
stays on the fast track.


CRYSTALEX ANNUAL REPORT 2003                                                  5

IMPROVED PERFORMANCE IN VENEZUELA
Crystallex has also been focused on extracting increased value from our Revemin Mill and producing properties in the El Callao district some 180 kilometres north of Las Cristinas. After September, there was a steady increase in the tonnes of ore processed and gold recovered, in part because of the capital recently invested in mine equipment and maintenance. For example, gold produced in the fourth quarter 2003 was 15,237 ounces compared to 4,325 ounces produced in the first quarter 2003. I must commend Ken Thomas, Sadek El Alfy, Vice President, Operations, and the Venezuelan operations team, led by Guillermo Adrian, for the tremendous turnaround that they have achieved to date.

This year will continue to be a transition year for the El Callao operations as the team continues the turnaround process. Ore from the Tomi concession accounted for 70% of the ore feed to Revemin last year and we expect production from Tomi to gradually increase. Gold recovery rates at La Victoria are lower because the content of refractory ore is higher than originally estimated. The Company is currently evaluating the bio-oxidation process for improving production at La Victoria. The initial bench scale results are very encouraging and the Company is proceeding with a full pilot plant program to determine the final design and operating parameters for a production scale plant at Revemin.

INCREASED INVESTOR INTEREST
There is no doubt that by the end of 2003, Crystallex was a much stronger company than at the beginning of the year, and research analysts and institutional investors have taken note. By the end of the year three brokerage companies, Loewen Ondaatje and McCutcheon, Orion Securities and Haywood Securities, had commenced full research coverage of Crystallex. In January, 2004, Sprott Securities also initiated coverage of the Company. Published portfolio reports at the end of the year confirm that we have made considerable progress in persuading the institutional investment community that Crystallex represents an excellent investment opportunity for this sector. In addition to efforts to expand the Company's institutional shareholder base, the Company remains committed to the retail shareholder community as reflected in the fact that it is maintaining and even expanding the number of conferences attended that focus on the retail market.

By the end of 2003, Crystallex
was a much stronger company
than at the beginning of the
year. Published portfolio
reports show that research
analysts and institutional
investors have taken note.

Our commitment to increase investor confidence and shareholder value through performance remains at the highest level. We are truly appreciative of your support.

Sincerely,


/s/ Todd Bruce


Todd Bruce
President and Chief Executive Officer


6                                                   CRYSTALEX ANNUAL REPORT 2003

CHIEF OPERATING OFFICER'S MESSAGE TO SHAREHOLDERS



[OBJECT OMITTED]


Left to right:
RONALD COLQUHOUN, VP, Technical Services
DR. KEN THOMAS, Chief Operating Officer
BRENDAN BURKE, Corporate Manager, Projects

I joined Crystallex in April, 2003 and immediately set in motion a review of the three disciplines of Operations: exploration, development and operations. The Company had to achieve two defined objectives: (i) meet the Corporacion Venezolana de Guayana's (`CVG') contractual covenants of the Las Cristinas project, and (ii) stabilize operations.

LAS CRISTINAS
The most important objective was to commence and complete the Las Cristinas full feasibility study by September 17, 2003 to comply with the covenants of the CVG Mining Operation Agreement (`MOA'). Working with SNCL, Mine Development Associates (mining), John Goode and Associates (metallurgy), and SGS Lakefield Research, and supported by the sterling efforts of Crystallex staff, the feasibility study was completed on September 10, 2003, ahead of schedule and on budget, and submitted to the CVG.

Lakefield Research was contracted to run, in parallel to the feasibility study, a gold carbon-in-leach pilot plant which confirmed the simplification of the metallurgical process plant from a copper gold circuit to a gold-only circuit. There was also a significant reduction in capital cost which also enhanced project economics. The feasibility study was approved by the CVG Board on the March 8, 2004.

Las Cristinas is on its
way to becoming an
operating concern,
scheduled to produce gold
in first quarter 2006.

In May of 2003, we began work on the community social projects at Las Cristinas. These were completed by year end, again complying with the covenants in the MOA. We built 30 houses, three water treatment plants inclusive of reticulation, laid sewerage reticulation, surfaced roads and expanded the local community medical clinic. Crystallex continues to supply medicine on a monthly basis to the medical clinic, an extremely


CRYSTALEX ANNUAL REPORT 2003                                                  7
important service to this economically depressed region.

In the fourth quarter 2003, an Environmental Impact Study ("EIS") update was submitted to the CVG for review. On April 15, 2004 the final EIS was submitted to the CVG and the Venezuelan Ministry of Environment ("MARN") to seek the necessary permits to construct and operate Las Cristinas. The permits are expected in the third quarter 2004. Also in the last quarter of 2003, requests for proposals for the Engineering, Procurement and Construction Management (`EPCM') to build the Las Cristinas facilities were sent to engineering firms. Two firms were shortlisted and the EPCM was awarded on March 25, 2004 to SNCL.

2004 will be a busy year. Aside from commencing the EPCM activities, we intend to seek the environmental and operating permits by the third quarter, seek permission to clear and grub the site in mid year, pour concrete foundations in the fourth quarter, and complete at least 80% of the engineering by year end.

The Las Cristinas project is on its way to becoming an operating concern scheduled to produce gold in the first quarter 2006. As mentioned in the President & CEO's message, expert and experienced senior staff members have been recruited to execute the Las Cristinas project.

In the early years, Las Cristinas is projected to produce, on average, 311,000 ounces per annum at a cost of US$144 per ounce inclusive of royalties at a throughput of 20,000 tpd of ore. We have now completed with SNCL a 40,000 tpd full feasibility study. It is envisaged that the output from Las Cristinas operations will increase to over 500,000 ounces per annum after year eight of operations and the total mine life is expected to be approximately 20 years, producing gold at US$192 per ounce, again inclusive of royalties. It should be noted that all supporting studies and the full feasibility study have been completed at a conservative gold price of US$325 per ounce.

We expect production will
stabilize at 50,000 ounces in
2004 and increase to 80,000
ounces per year thereafter.

OPERATIONS
For more than two years, ongoing operations in the El Callao area were underfunded. With reasonable capital injection, however, I am pleased to report the operations have improved, with record gold production in December, 2003. The fourth quarter 2003 produced 15,237 ounces versus a poor first nine months of 20,007 ounces. 2004 will be a transition year in which we intend to implement projects


8                                                   CRYSTALEX ANNUAL REPORT 2003
designed to further stabilize mining and metallurgical operations. Notably, mining equipment has been purchased for the Tomi underground mine to improve output and efficiency; Albino will be dewatered and mining equipment purchased; the La Victoria deposit is being drilled to better define reserves; a BIOX pilot plant campaign will be conducted to obtain design criteria to recover gold from the refractory portion of the La Victoria deposit; and investment in the Revemin milling and processing plant to improve gold recovery and reduce costs is being considered.

It is expected production for 2004, as a transition year, will stabilize at 50,000 ounces. Thereafter, the projects envisaged above are targeted, for the next few years, to increase production to approximately 70,000 ounces per annum. These operations and projects will be managed by Dr. Sadek El-Alfy, Vice President, Operations, whose contribution and leadership must be acknowledged as Crystallex moves forward with its development plans. Crystallex has an excellent team of dedicated Operations personnel who are committed to seeing these developments through.

EXPLORATION
For several years minimal grass roots exploration was conducted by the Company. Commencing in 2004, a modest budget has been allocated to evaluate existing properties in the Crystallex inventory, especially those properties already producing gold.


[OBJECT OMITTED]


Left to right:
DR. KEN THOMAS,
ROBERT A. FUNG and
TODD BRUCE

There are several exciting potential targets. At Las Cristinas, in the first half of 2004, infill drilling, in the already delineated pit, will be initiated to evaluate the potential to increase reserves. Also an already drilled deposit, known as Cordova, on the Las Cristinas properties, will be modelled in the first quarter with the expectation of increasing resources. There are many other targets to be drilled at

As we develop the
Las Cristinas property to
production and improve
our existing operations,
Crystallex has the opportunity
to grow dramatically from a
producer of 50,000 ounces a
year to 500,000 ounces a year.


CRYSTALEX ANNUAL REPORT 2003                                                  9

Las Cristinas. The exploration program will be managed by Dr. Luca Riccio, who is well versed in the geology of the Guayana Shield, having worked in the region for many years for Crystallex.

We expect that the future will be exciting for Crystallex as we develop the Las Cristinas property to production, and improve our existing operations. With the recruitment of professional staff to assist in the development programs, Crystallex has the opportunity to grow dramatically from a producer of 50,000 ounces a year to 500,000 ounces a year.

Sincerely,

/s/ Dr. Ken G. Thomas

Dr. Ken G. Thomas
Chief Operating Officer






10                                                  CRYSTALEX ANNUAL REPORT 2003

                                                    CRYSTALLEX PROJECTS





                                 [MAP OMITTED]





                         CRYSTALLEX'S PROPERTIES ARE LOCATED IN VENEZUELA'S BOLIVAR STATE, IN THE COUNTRY'S RICHEST GOLD REGIONS OF EL CALLAO AND KILOMETRE 88.

RESERVES AND RESOURCES

MINERAL RESERVES(1)

-----------------------------------------------------------------------------------------------------------
                                       DECEMBER 31, 2003                         December 31, 2002
-----------------------------------------------------------------------------------------------------------
Crystallex's Share                           GOLD     OUNCES OF                      Gold      Ounces of
                                 TONNES     GRADE          GOLD          Tonnes     Grade           Gold
                                  (000)     (G/T)     CONTAINED           (000)     (g/t)      Contained
-----------------------------------------------------------------------------------------------------------

OPERATING MINES
San Gregorio
  Probable Reserves                  --        --            --           1,122       1.7         63,100
La Victoria (100%)(2)
  Probable Reserves               1,215       5.2       202,600           3,925       3.0        377,200
Tomi Open Pits
  Probable Reserves                 300       4.6        43,900             931       2.9         86,900
Tomi Underground
  Probable Reserves                 140      15.2        68,400             163      14.5         75,800


DEVELOPMENT PROJECTS
Las Cristinas
  Proven Reserves                36,620       1.4     1,625,000          34,133       1.4      1,569,000
  Probable Reserves             209,039       1.3     8,540,000         189,815       1.3      7,973,000
Albino Underground
  Proven Reserves                   121      12.0        46,700              82      14.8         39,100
  Probable Reserves                 149      12.1        57,700              97      14.7         45,600
Lo Increible (100%)(3)
  Probable Reserves                  --        --            --           2,219       3.3        235,400

Total Gold Reserves             247,584       1.3    10,584,300         232,487       1.4     10,465,100
-----------------------------------------------------------------------------------------------------------

MINERAL RESERVES AND RESOURCES

The Company employs industry standards and methods for estimating mineral reserves and resources. However, reported mineral reserves and resources are only estimates and no assurance can be given that the indicated quantities of gold will be produced. Mineral reserve and resource estimates may require revision (either up or down) based upon actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect Crystallex's profitability in any particular accounting period.


12                                                  CRYSTALEX ANNUAL REPORT 2003

MINERAL RESOURCES(1,4)

-----------------------------------------------------------------------------------------------------------
                                       DECEMBER 31, 2003                         December 31, 2002
-----------------------------------------------------------------------------------------------------------
Crystallex's Share                           GOLD     OUNCES OF                      Gold      Ounces of
                                 TONNES     GRADE          GOLD          Tonnes     Grade           Gold
                                  (000)     (G/T)     CONTAINED           (000)     (g/t)      Contained
-----------------------------------------------------------------------------------------------------------

OPERATING MINES
San Gregorio
  Indicated Resources                --        --           --            9,256       1.1        330,500
La Victoria (100%) 2
  Indicated Resources             4,983       2.9      475,500            5,122       3.2        526,300
Tomi(5)
  Indicated Resources               867       5.8      161,000            1,793       4.1        235,200


DEVELOPMENT PROJECTS
Las Cristinas
  Measured Resources             57,738       1.2    2,243,000           57,738       1.2      2,243,000
  Indicated Resources           381,193       1.1   13,085,000          381,193       1.1     13,085,000
Albino Underground
  Measured Resources                641       4.9      102,000              641       4.9        102,000
  Indicated Resources               867       4.2      117,000              867       4.2        117,000
Lo Increible (100%)
  Indicated Resources             3,761       3.7      449,200            3,761       3.7        449,200

Total Gold Resources            450,050       1.2   16,632,700          460,361       1.2     17,088,200
-----------------------------------------------------------------------------------------------------------

NOTES TO RESERVES AND RESOURCES

1. Mineral reserves ("reserves") and mineral resources ("resources") have been estimated at December 31, 2003 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum as adopted by the Canadian Securities Administrators in National Instrument 43-101. Unlike proven and probable reserves, resources, of all categories, do not have demonstrated economic viability. For the purposes of United States reporting, under the Securities and Exchange Commission, Industry Guide 7, a full feasibility study is required in order to classify mineralization as a reserve.

2. Crystallex owns 80% of El Callao Mining Corp., which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. However, Crystallex has an 87.5% share of the distributable cashflow from Osmin until the first US$4.0 million of debt owing from Osmin is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $30.6 million at December 31, 2003) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

3. Mineralization at the deposits on Lo Increible, other than La Victoria, has been reclassified as a resource. Previously, the Company classified Lo Increible as a reserve on the basis of a pre-feasibility study by the previous owner of the property. However, with the presence of refractory ore at La Victoria, the Company has reclassified the mineralization at the other Lo Increible deposits as a resource until further drilling and metallurgical testwork are conducted.

4.  Reserves are included in resources.

5.  The Tomi resource figure includes both open pit and underground resources.


CRYSTALEX ANNUAL REPORT 2003                                                 13

KEY RESERVES AND ASSUMPTIONS

In calculating mineral reserves, cutoff grades are established using the Company's long-term gold price, the average metallurgical recovery rates and estimated production costs over the life of the related operation.

The following table indicates the gold price and cutoff grade used in calculating reserves at Crystallex's properties. Also identified is the Qualified Person1 responsible for calculating Crystallex's reserves.


                                       GOLD PRICE            CUTOFF GRADE
                                         (US$/OZ)                   (G/T)                              QUALIFIED PERSON
-------------------------------------------------------------------------------------------------------------------------
Las Cristinas                          $      325              0.4 to 0.7                 Steven Ristorcelli, P.Geo. and
                                                                                                    Scott Hardy, P.Eng.,
                                                                                             Mine Development Associates

La Victoria                            $      325                     2.1     Data and Model - Dr. Luca Riccio, P. Geo.,
                                                                              Vice President, Exploration of Crystallex.
                                                                                 Pit Optimization - Scott Hardy, P.Eng.,
                                                                                             Mine Development Associates

Tomi Underground                       $      320                     5.0                   Matthew J. Blattman, P.Eng.,
                                                                                             Mine Development Associates

Tomi Open Pits                         $      325                     1.8     Data and Model - Dr. Luca Riccio, P. Geo.,
                                                                              Vice President, Exploration of Crystallex.
                                                                                 Pit Optimization - Scott Hardy, P.Eng.,
                                                                                             Mine Development Associates

Albino Underground                     $      320                     5.9                   Matthew J. Blattman, P.Eng.,
                                                                                             Mine Development Associates

1. A qualified person, as defined in National Instrument 43-101, is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.



14                                                  CRYSTALEX ANNUAL REPORT 2003

                                                                 LAS CRISTINAS





                                 [MAP OMITTED]






                                  OUTLINE OF PROPOSED ULTIMATE PITS CALCULATED
                                    AT US$325 PER OUNCE GOLD, SHOWING MESONES,
                               CUATRO MUERTOS AND LA CONDUCTORA. CROSS SECTION
                                OF LA CONDUCTORA SHOWN ON PAGE 21 IS AT 9000N.


With reserves estimated at 10.2 million
ounces of gold contained in a measured
and indicated resource of 15.3 million
ounces, Las Cristinas ranks as one of
the largest undeveloped gold deposits
in the world.

LAS CRISTINAS HIGHLIGHTS

-------------------------------------------------------------------------------
LOCATION               o Located in Bolivar State in southeast Venezuela,
                         approximately 360 kms by paved highway from Puerto Ordaz, a major industrial city and port.

                       o Property is accessed by a 19 km road from the main
                         highway.

-------------------------------------------------------------------------------

PROCESS                o Open pit mining and conventional carbon-in-leach gold
                         recovery.

                       o Initial processing rate of 20,000 tonnes per day.

                       o Excellent infrastructure with a 400 kV power line
                         paralleling the main highway and a new substation constructed 6 kms from the project site.

-------------------------------------------------------------------------------

RESERVES               o Proven and probable reserves of 10.2 million ounces
                         calculated at a US$325 per ounce gold price. Measured and indicated resources, including reserves, of 15.3 million ounces.

-------------------------------------------------------------------------------

WORK PROGRESS          o Positive feasibility study completed September, 2003.
                         CVG approval of the feasibility study received March 8, 2004.

                       o Awarded an Engineering, Procurement and Construction
                         Management contract to SNC - Lavalin Engineers & Constructors Inc. (SNCL) in March, 2004.

                       o EIS completed and formally submitted to the CVG and
                         the Ministry of the Environment and Natural Resources ("MARN") on April 15, 2004.

                       o Ongoing infill drill program to upgrade some of the
                         inferred resources to measured and indicated resources, which is expected to add to reserves.

                       o Ongoing social development program, including jobs
                         training and local infrastructure projects. Completed housing, sewerage, water treatment and road upgrade commitments under the Mining Operating Agreement with the CVG.

-------------------------------------------------------------------------------

PATH FORWARD           o Detailed engineering has commenced.

                       o Planning for preliminary construction activities,
                         including site clearing and road upgrading in the third quarter of 2004.

                       o Full construction to commence following receipt of
                         permits, expected later in 2004.

-------------------------------------------------------------------------------

PRODUCTION TIMELINE    o Production targeted to start in the first quarter of
                         2006.

-------------------------------------------------------------------------------

PRODUCTION FORECAST    o At 20,000 tonnes per day, for first five years' gold
                         production averages 311,000 ounces per year at an average total cash cost of US$144 per ounce. For the life of mine, production averages 266,000 ounces per year at an average total cash cost of US$196 per ounce.

-------------------------------------------------------------------------------

CAPITAL COST ESTIMATE  o US$282 million (includes US$39 million of refundable
                         VAT).

-------------------------------------------------------------------------------

FINANCING PLAN         o Financing structure expected to be a combination of
                         project debt and equity.

                       o Closed a C$100 million equity financing April 5,
                         2004. Plan to raise the balance of the equity requirement later in 2004 or early 2005.

                       o BNP Paribas engaged as project finance debt advisor.
                         Expect to close a project debt facility with a syndicate of commercial banks and possibly export credit agencies during 2005.

-------------------------------------------------------------------------------

16                                                  CRYSTALEX ANNUAL REPORT 2003

                              LAS CRISTINAS - SIMPLIFIED DEVELOPMENT SCHEDULE






                                [CHART OMITTED]






                           WITH THE CVG APPROVAL IN MARCH, 2004 AND SUBSEQUENT
                        AWARDING OF THE EPCM CONTRACT, CRYSTALLEX EXPECTS GOLD
                         PRODUCTION AT LAS CRISTINAS IN THE FIRST QUARTER 2006.









CRYSTALEX ANNUAL REPORT 2003                                                 17

OVERVIEW

In September, 2002, Crystallex signed a Mining Operation Agreement with the Corporacion Venezolana de Guayana ("CVG") which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. At a US$325 per ounce gold price, reserves of 10.2 million ounces of gold, contained in a measured and indicated resource of 15.3 million ounces, rank Las Cristinas as one of the largest undeveloped gold deposits in the world.

A positive feasibility study was completed by SNCL in September, 2003 and the study was approved by the CVG on March 8, 2004. The process for obtaining the required mining permits was formally initiated on April 15 with the submission of the Environmental Impact Study ("EIS"). It is presently anticipated that the required permits for project construction will be issued later in 2004, allowing construction to commence. An Engineering, Procurement and Construction Management ("EPCM") contract to provide services for the development of Las Cristinas was awarded to SNCL in March, 2004. The engineering and construction schedule is estimated at approximately 24 months from the start of detailed engineering, which commenced at the beginning of April.

LOCATION AND INFRASTRUCTURE

The Las Cristinas property is located in the southeast corner of Venezuela in Bolivar State at Kilometre 88. Access to the property is via the main paved highway from the Venezuelan port of Puerto Ordaz to the Brazilian border. Puerto Ordaz is a major industrial city located on the Orinoco River, some 360 kilometres from Las Cristinas. Current access to the site from the paved highway is along a six-kilometre dirt road from the village of Las Claritas. To bypass local villages, an upgraded 19 kilometre road will be used in the near future.

A long history of mining and industrial projects in Bolivar State makes the region very suitable for the development of a large gold mining project. Power for Las Cristinas will be from the national hydroelectric power grid. An existing 400 kV power line parallels the main highway from Puerto Ordaz and, in 2001, a new substation was constructed six kilometres from Las Cristinas to service the Las Cristinas project and the surrounding area. Two 150 MVA power transformers have been installed at the substation and provision has been made to supply Las Cristinas via a new six-kilometre 230 kV overhead power line. The power line, which has a 300 MW capacity, can adequately supply a 20,000 tonne per day operation or an expansion to 40,000 tonnes per day, which require 30 MWs and 60 MWs, respectively.

FEASIBILITY STUDY

A positive feasibility study completed by SNCL in September, 2003 demonstrated the technical and economic viability of developing Las Cristinas as a large open pit mine, employing conventional carbon-in-leach ("CIL") gold processing technology. Mill throughput is planned at 20,000 tonnes per day; however, the process plant has been designed to accommodate an expansion to 40,000 tonnes per day, which will be implemented as soon as practicable. The feasibility study was approved by the CVG on March 8, 2004.

Calculated at a US$325 per ounce gold price, Las Cristinas' proven and probable reserves currently stand at 246 million tonnes, grading 1.29 grams of gold per tonne for a total of 10.2 million ounces of gold. The reserves are included in a measured and indicated resource of 15.3 million ounces of gold. In addition to the measured and indicated resources, Las Cristinas contains inferred resources of 6.1 million ounces of gold. Crystallex started an infill drill program during the first quarter of 2004 with the aim of upgrading some of the inferred resources to measured and indicated resources, which is expected to add to reserves.


18                                                 CRYSTALLEX ANNUAL REPORT 2003

                                                 LAS CRISTINAS MINERALIZED ZONES



                                 [MAP OMITTED]



                    CRYSTALLEX HAS BEGUN A DRILL PROGRAM TO TEST OTHER MINERALIZED ZONES WITHIN THE LAS CRISTINAS PROPERTIES, INCLUDING THE ZONE BELOW THE US$325 GOLD PIT SHELL.











CRYSTALLEX ANNUAL REPORT 2003                                                 19

At a processing rate of 20,000 tonnes per day, gold production is forecast to average 266,000 ounces per year over the 34-year mine life at a cash cost, including royalties, of US$196 per ounce. However, over the first five years of operation, gold production is expected to average 311,000 ounces per year at an average cash cost, including royalties, of US$144 per ounce. The internal rate of return for the project, on an unleveraged basis and assuming a US$325 per ounce gold price, is 13.8% before tax and 10.5% after tax. Using the same pit design and reserve estimate, at a gold price of US$375 per ounce, the pre-tax internal rate of return climbs to 19.4% and the after tax return is 14.6%. The Company is presently reviewing tax and financing structures that may reduce the overall project tax burden.

Estimated costs for construction are US$282 million, comprised of US$242 million of capital costs (including a US$30 million contingency) and US$39 million of Value Added Tax ("VAT"). Based on a gold price of US$325 per ounce, the VAT is recoverable within two and one-half years, once gold sales commence. At higher gold prices, VAT would be recovered sooner.

GOLD-ONLY RECOVERY VERSUS COPPER-GOLD RECOVERY

Superior project economics and a simplified processing flowsheet are the principal reasons supporting Crystallex's decision to develop Las Cristinas with a CIL circuit to recover gold rather than incorporate both CIL and flotation circuits to recover copper and gold.

A number of points merit consideration:

i. The copper grade at Las Cristinas is very low. The average copper grade is 0.13%, which is lower than the copper grade of the tailings produced by most Chilean and Peruvian copper mines.

ii. Crystallex's proposed gold-only CIL plant is simpler to construct and operate than a goldcopper plant, which also requires two separate tailings facilities to accommodate its effluent discharges, as compared to the one required for the CIL plant.

iii. The gold-copper option requires transportation of a concentrate along the main highway from Las Cristinas to Puerto Ordaz and the construction of concentrate handling and shipping facilities at Puerto Ordaz.

iv. Metallurgical testwork demonstrated that the gold-only CIL plant would generate an overall gold recovery of 89%. In comparison, the gold-copper plant would generate an overall gold recovery of 81%, which is effectively reduced to 78% as the smelters typically only pay for 95% of the gold content in the concentrate. As a consequence, the gold-only option recovers an extra 786,000 ounces of gold over the life of the mine, while the gold-copper option recovers approximately 193,000 tonnes of payable copper over the life of the mine.

v. There are no adverse environmental impacts by having the copper report to the tailings. First, as noted, the copper at Las Cristinas is very low grade. Second, the tailings dam at Las Cristinas has been designed from first principles to ensure that there are no negative environmental effects from the very low content of copper in the tailings.

vi. The non-recovery of copper will not have any meaningful adverse metallurgical consequences. The copper mineral in the primary ore is chalcopyrite, the only copper mineral that is not soluble in cyanide, and which therefore does not interfere with the gold recovery process. The only cyanide-soluble copper minerals at Las Cristinas are found in the sulphidic saprolite ore type, which only comprises about 10% of the total ore. Ore blending will be used to restrict the proportion of sulphidic saprolite ore in the process circuit.


20                                                 CRYSTALLEX ANNUAL REPORT 2003

                                             LAS CRISTINAS LA CONDUCTORA DEPOSIT



                                 [MAP OMITTED]



                    IN CALCULATING RESERVES AT LAS CRISTINAS WE USED A GOLD PRICE OF US$325/OZ AND A CUTOFF GRADE OF 0.4 TO 0.7 GRAMS PER TONNE.














CRYSTALLEX ANNUAL REPORT 2003                                                 21

An economic analysis clearly demonstrated superior returns on investment for the gold-only option. The enhanced economics of the gold-only alternative are a result of recovering an additional 786,000 ounces of gold, lower capital costs in the gold-only option over the life of the project, and lower refining fees for gold produced in dore rather than gold produced in concentrate under the copper-gold option. Together, these more than offset net copper revenue after deducting concentrate transportation, smelting and refining costs. Moreover, the gold-only option generates higher royalties to the Government of Venezuela and the CVG than does the copper-gold option.

Crystallex does not require the copper rights for Las Cristinas in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper.

ENGINEERING, PROCUREMENT AND CONSTRUCTION MANAGEMENT ("EPCM")

Crystallex awarded SNCL an EPCM contract to provide services for the design, construction and commissioning of a 20,000 tonne per day gold-processing facility at Las Cristinas. Detailed engineering commenced upon the awarding of the EPCM mandate and preliminary site clearing is scheduled for the third quarter. Pending receipt of all permits, construction is planned to start during the fourth quarter of 2004. The schedule of engineering design through commissioning of the plant is estimated at approximately 24 months.

Crystallex is building an outstanding and experienced project development team under Ken Thomas, the Company's Chief Operating Officer. Ron Colquhoun and Brendan Burke have recently joined Crystallex as Vice President, Technical Services and Corporate Manager, Projects, respectively. Both joined from Barrick Gold Corp. and have extensive experience in managing project development and EPCM arrangements. In addition, John Binns has joined Crystallex as Vice President, Environment. John also previously worked for Barrick in Chile and his fluency in Spanish will greatly assist in implementing our environmental and social development programs. All of the above individuals worked with Ken Thomas for many years at Barrick Gold Corp.

The Company has forecast capital expenditures of approximately US$80 million on Las Cristinas during 2004.

SOCIAL DEVELOPMENT PROGRAM

Crystallex is committed to employing the highest standards of corporate citizenship at Las Cristinas and recognizes the importance of developing a long-term partnership with the local communities. The Company's social development program for Las Cristinas is dedicated to supporting the communities near Las Cristinas with long-term employment training, economic development, local infrastructure and health care. Crystallex has hired a Community Relations Director, based in Las Claritas, to oversee the implementation of the social development program. To date, Crystallex has spent approximately US$2.0 million on the Las Cristinas social development program.

A number of local infrastructure construction projects have been completed, including:

    o  Constructed thirty new homes for local residents.
    o Built and installed three new water treatment plants, inclusive of reticulation.
    o Built and installed two new sewage treatment plants and related sewerage network.
    o  Upgraded and paved local community roads.
    o Continuing with the upgrading of the local medical centre and supplying of medicine on a monthly basis.




22                                                 CRYSTALLEX ANNUAL REPORT 2003

                                          LAS CRISTINAS ULTIMATE PROPERTY LAYOUT



                                 [MAP OMITTED]



                    IN APRIL, 2004, CRYSTALLEX RAISED C$100 MILLION TO BEGIN THE INITIAL DEVELOPMENT OF LAS CRISTINAS.


















CRYSTALLEX ANNUAL REPORT 2003                                                 23

In addition, the Company employs over 125 local residents and is providing ongoing programs for technical assistance training. The Company is also funding and administering a scholarship program.

On January 26, 2004, the mayor of the Municipality of Sifontes and the Governor of Bolivar State presented Crystallex and the Las Cristinas project with the "Orden (Order of) General Dimingos Sifontes - Primera Clase". This annual award is the highest award bestowed by the Municipality and recognizes Crystallex's contribution to the community and its residents.

ENVIRONMENTAL IMPACT STUDY (EIS)

Crystallex and the CVG, together with SNCL, have completed an updated EIS. The EIS updates the Las Cristinas EIS submitted in 1996. The 1996 EIS was approved by the Ministry of the Environment and Natural Resources ("MARN") in 1997, and the two permits required for conducting mining activities in Venezuela, namely the Land Occupation Permit and the Permit to Impact Renewable Natural Resources, were issued. The 1996 EIS was updated by Crystallex to reflect changes in the project design and environmental characteristics. Some of the project changes include: (i) reducing the initial processing capacity from 40,000 to 20,000 tonnes per day, (ii) changing the processing flowsheet to produce gold only,
(iii) changing the design of the tailings management facility from two cells to one and (iv) the socioeconomic baseline has changed with the presence of small-scale miners on the property.

The EIS includes additional baseline studies carried out by Crystallex and various consultants. The baseline database has been updated in several areas: additional acid rock drainage test work and initial cyanide destruction tests by SGS Lakefield, additional socioeconomic surveys and a census of unauthorized small-scale miners conducted by Proconsult of Venezuela.

Crystallex submitted the EIS to the CVG and the MARN on April 15, 2004. This initiated the final process for environmental permitting for Las Cristinas. The Company is aiming to receive conditional approval in the summer of 2004 to start preliminary site work. The CVG has approved a program of additional environmental baseline data collection, including drilling in the tailings management facility, pit and dump areas to confirm soils and groundwater characteristics, additional acid rock drainage tests, a second phase of socioeconomic studies and a characterization of the small-scale miners. The results of this additional work will be submitted during the second and third quarters of 2004 as addenda to the EIS. Receipt of permits is expected later in 2004. The EIS includes a Site Closure and Rehabilitation Plan and an Environmental Management Plan that meets both Venezuelan and World Bank standards.

FINANCING PLAN

Crystallex intends to finance the development of Las Cristinas with a combination of equity and project finance debt. The Company recently raised gross proceeds of C$100 million in a common share financing, with the majority of the proceeds budgeted for Las Cristinas. These proceeds, together with cash on hand, are sufficient to cover all required expenditures to advance project development into early 2005. To complete the financing for the development of Las Cristinas, Crystallex currently expects to issue equity or arrange other forms of financing later this year or in early 2005 and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. Crystallex has engaged BNP Paribas ("BNPP") as a project finance advisor to assist in the arranging and structuring of project finance debt for the development of Las Cristinas.


24                                                 CRYSTALLEX ANNUAL REPORT 2003

                                         LAS CRISTINAS CARBON-IN-LEACH FLOWSHEET



                              [FLOW CHART OMITTED]



                    A FEASIBILITY STUDY HAS DEMONSTRATED THE TECHNICAL AND ECONOMIC VIABILITY OF DEVELOPING LAS CRISTINAS AS A LARGE OPEN PIT MINE, EMPLOYING CONVENTIONAL CARBON-INLEACH ("CIL") GOLD-PROCESSING TECHNOLOGY.


















CRYSTALLEX ANNUAL REPORT 2003                                                 25

OPERATIONS REVIEW


OVERVIEW

Crystallex's producing mines are located in Venezuela's Bolivar State near the historic gold mining centre of El Callao. During 2003, gold was produced from three deposits on the Tomi concession and from an open pit mine on the La Victoria concession. Ore from the Tomi and La Victoria mines is processed at the Company's Revemin Mill, which is located ten kilometres from the La Victoria mine and twenty-one kilometres from the Tomi mines. Revemin is a conventional carbon-in-leach mill with a capacity of 1,350 tonnes per day. In 2003, gold production in Venezuela was 35,244 ounces at an average total cash cost of US$378 per ounce of gold sold. Cash costs were high for the first three quarters of the year while the Company was processing refractory ore from La Victoria which yielded average gold recoveries of only 68%. Mining was suspended at La Victoria at the end of the third quarter while the Company evaluates the viability of a Bio-Oxidation circuit to improve gold recoveries. Including the San Gregorio mine in Uruguay, which was sold at the end of the third quarter, Crystallex's total gold production in 2003 was 76,973 ounces at a total cash cost of US$323 per ounce. During 2004, Crystallex expects to produce approximately 50,000 ounces of gold at total cash costs of approximately US$300 per ounce.

KEY OPERATING STATISTICS

                                               2003          2002         2001
--------------------------------------------------------------------------------
GOLD PRODUCTION (OUNCES)
  San Gregorio (1)                            41,729        66,832       66,957
  La Victoria                                  5,564        22,548       26,504
  Tomi Open Pit                               24,360         2,347       11,132
  Tomi Underground                             2,753             0            0
  Purchased Material                           2,567         2,896        5,054
TOTAL                                         76,973        94,623      109,647
--------------------------------------------------------------------------------
TOTAL CASH COSTS (US$/OUNCE SOLD)
  San Gregorio                                  $276          $237         $262
  Venezuela                                     $378          $346         $178
COMPANY AVERAGE                                 $323          $269         $230
--------------------------------------------------------------------------------
MINERAL RESERVES (OUNCES OF GOLD)         10,584,300    10,465,100    1,015,700
--------------------------------------------------------------------------------

1. Figures are for the nine months of 2003 that Crystallex owned San Gregorio.

100% Basis                                    2003           2002         2001
--------------------------------------------------------------------------------
REVEMIN MILL
La Victoria Ore Processed (tonnes)            89,025       326,572      297,000
Tomi Open Pit Ore Processed (tonnes)         247,644        27,998      122,000
Tomi Underground Ore Processed (tonnes)       11,070             0            0
Purchased Ore Processed (tonnes)              22,537        12,339       19,000
--------------------------------------------------------------------------------
TOTAL ORE PROCESSED (TONNES)                 370,276       366,909      438,000
HEAD GRADE OF ORE PROCESSED (g/t)               3.51           3.0          3.4
TOTAL RECOVERY RATE (%)                           84%           79%          90%
TOTAL GOLD RECOVERED (OUNCES)                 35,244        27,791       42,690
--------------------------------------------------------------------------------
VENEZUELA - COSTS (US$/OUNCE) (1)
--------------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE SOLD              $    378      $    346     $    178
COST PER TONNE OF ORE PROCESSED             $   9.91      $  10.50     $   9.08
--------------------------------------------------------------------------------

1. Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin Mill.


26                                                 CRYSTALLEX ANNUAL REPORT 2003

TOMI

100% Basis                                     2003         2002          2001
--------------------------------------------------------------------------------
TOMI OPEN PITS (100% CRYSTALLEX)
Tonnes Ore Mined                             268,169        25,644      120,876
Tonnes Waste Mined                           919,137         2,908      479,614
Tonnes Ore Processed                         247,644        27,998      122,000
Average Grade of Ore Processed (g/t)            3.48          3.01         3.10
Recovery Rate (%)                                 88%           87%          92%
--------------------------------------------------------------------------------
Production (ounces)                           24,360         2,347       11,132
TOMI UNDERGROUND (100% CRYSTALLEX)
Tonnes Ore Mined                              12,698             0            0
Tonnes Ore Processed                          11,070             0            0
Average Grade of Ore Processed (g/t)            8.31             0            0
Recovery Rate (%)                                 93%            0            0
--------------------------------------------------------------------------------
Production (ounces)                            2,753             0            0
--------------------------------------------------------------------------------

Crystallex owns 100% of the Tomi concession, which is located in Bolivar State, 16 kilometres northeast of El Callao. There are four adjoining deposits on the concession, namely Charlie Richards, Mackenzie, Milagrito and Fosforito. Mining commenced in 1998 at the Mackenzie open pit, and subsequent to Crystallex's purchase of the concession in August, 2000, mining has also been conducted in the Charlie Richards and Milagrito open pits. In 2001, Crystallex completed a diamond drill program and feasibility study (completed by Mine Development Associates) which supported the development of an underground mine below the Charlie Richards pit. Over the course of 2002 and the first half of 2003, a small, high-grade underground mine was developed and gold production commenced in the second half of 2003. The Company is currently mining the Mackenzie and Milagrito open pits and the Charlie Richards underground mine. Ore from the Tomi concession is trucked approximately 21 kilometres to the Revemin Mill for processing.

Gold production from the Tomi concession was 27,113 ounces in 2003, representing 77% of the Company's Venezuelan gold production. At the end of the third quarter, mining of ore was temporarily suspended at the La Victoria mine and shifted entirely to the Tomi concession. As compared with La Victoria, the Tomi ore is higher grade and better gold recoveries are achieved as the Tomi ore does not have the refractory characteristics of the La Victoria ore. During 2003, gold recovery at Revemin from processing Tomi open pit ore averaged 88%, as compared with 68% recovery for La Victoria.

The Tomi deposits are forecast to account for almost all of the Company's gold production in 2004. Mining will be conducted at the Milagrito and Mackenzie open pits and the Charlie Richards underground mine. Reserves at Milagrito are expected to be depleted during 2004 and at Mackenzie in early 2005. However, the Company has completed a drilling program at the Fosforito deposit and is presently analyzing results. It is the Company's belief that the addition of reserves at Fosforito could extend the life of the Tomi open pits into late 2005.

Production at the Charlie Richards underground mine is gradually increasing as recent capital funding provided for new equipment required for optimal development and production. It is expected that the mine will reach design levels of about 200 tonnes of ore per day by the third quarter of 2004. Annual gold production from the underground mine is forecast to range between 10,000 and 17,000 ounces per year for approximately four years based upon current reserves of approximately 68,000 ounces of gold. Cash production costs are forecast to average US$175 per ounce. The Charlie Richards orebody is open at depth and the Company expects that underground reserves will continue to be extended over the years as mine development provides ongoing access for deeper reserve drilling.

The Company has forecast capital expenditures of approximately US$2.0 million for the Tomi concession during 2004.


CRYSTALLEX ANNUAL REPORT 2003                                                 27

LA VICTORIA

100% Basis                                         2003        2002      2001
--------------------------------------------------------------------------------
LA VICTORIA (51% CRYSTALLEX) (1)(2)
Tonnes Ore Mined (2)                               86,078    333,857   260,098
Tonnes Waste Mined                                461,163    937,949   613,210
Tonnes Ore Processed                               89,025    326,572   297,000
Average Grade of Ore Processed (g/t)                  2.8        2.8       3.1
Recovery Rate (%)                                      68%        76%       90%
--------------------------------------------------------------------------------
Production (ounces)                                 5,564     22,548    26,504
--------------------------------------------------------------------------------

1. Crystallex owns 80% of El Callao Mining Corp, which in turn has an indirect 51% equity interest in La Victoria through the Venezuelan holding company, Osmin Holdings Limited. However, Crystallex has an 87.5% share of the distributable cashflow from Osmin until the first US$4.0 million of debt owing from Osmin is repaid. Thereafter, Crystallex has a 75% share of the cashflow until the total debt from Osmin due indirectly to Crystallex (approximately $30.6 million at December 31, 2003) is fully repaid and a 51% share thereafter. Presently, there is no distributable cashflow, and Crystallex reports all production and reserves for its account.

2. Crystallex commenced mining at La Victoria in April, 2001.

La Victoria is the largest of six deposits on the Lo Increible property located in southeastern Venezuela in the historic El Callao gold district. The property is located three kilometres north of the town of El Callao in Bolivar State. Crystallex acquired its 51% interest in Lo Increible in 2001 and commenced open pit mining at La Victoria in April of that year.

During the second quarter of 2002, with the transition from mining saprolite ore to sulphide ore, gold recoveries declined from over 90% to about 75%. Mining and processing of ore continued for the first three quarters of 2003; however recoveries averaged only 68% for the first nine months of 2003 and just 54% for the third quarter.

Initial metallurgical testwork on the La Victoria sulphide ore deposit demonstrated that the content of refractory ore was higher than originally estimated, and as a consequence a significant portion of the sulphide ore cannot be economically processed using the conventional cyanide gold-extraction process at the Revemin Mill. The gold in the La Victoria ore is encapsulated in sulphide minerals which prevent sufficient quantities of gold from being exposed to cyanide, and thus results in low gold recovery. Bench scale test work at SGS Lakefield Research indicated that the ore at La Victoria is very amenable to Bio-Oxidation ("BIOX"), a pretreatment step that breaks down the sulphide minerals through accelerating the oxidation process, thereby exposing the gold for subsequent removal by cyanide leaching.

The Company is currently evaluating the viability of constructing and operating a Bio-Oxidation plant at the Revemin Mill. Fully evaluating the property's economic viability requires a drilling program to be conducted to assess the size and grade of the La Victoria ore deposit and pilot plant testing of the Bio-Oxidation process. The drill program started in late March, 2004. In addition, a bulk ore sample is being shipped to South Africa for BIOX pilot plant testing. Results should be available to undertake a comprehensive economic evaluation in the third quarter. Mining of ore was stopped in the last quarter of 2003, but waste stripping continues at a reduced rate. Full production will restart if a decision is made to proceed with the installation of a Bio-Oxidation plant. The Company has budgeted US$1.1 million for the drill program and pilot plant testing in 2004.

At year end 2003, Crystallex completed an economic valuation for La Victoria including capital and operating cost estimates for a Bio-Oxidation plant. It was determined that the current asset value was materially less than the net book value due to the limited reserves that exist at this point in time (the drill program referred to above is now under way to determine the full extent of La Victoria's reserve potential). Accordingly, the Company wrote down the carrying value of La Victoria by C$18.8 million, reducing the carrying value to zero. As noted, a further property assessment will be conducted when an updated reserve estimate and Bio-Oxidation pilot plant results are available. Based on the positive bench scale Bio-Oxidation test work and current geological interpretation,


28                                                 CRYSTALLEX ANNUAL REPORT 2003
the Company believes La Victoria will be restored as a viable operation through the Bio-Oxidation process and a successful outcome of the reserve drilling program.

ALBINO

Crystallex controls 100% of the Albino concession and has rights for underground mining. The Albino concession is located in southeast Venezuela in Bolivar State and the property is contiguous to the south and east of Las Cristinas 4 and 5. Albino is accessible by a four-kilometre gravel road from the village of Las Claritas, just off Troncal 10, the main paved highway linking Puerto Ordaz to the Brazilian border.

A feasibility study completed by MDA in 2001 demonstrated the viability of developing of a small, moderate to high-grade underground gold mine at Albino. MDA also completed an updated reserve estimate for Albino in 2003, which estimated proven and probable reserves, calculated at a gold price of US$320 per ounce, of 270,000 tonnes of ore with an average grade of 12.04 grams/tonne, containing approximately 104,000 ounces of gold.

Crystallex plans to start development of an underground mine at Albino during 2004. Dewatering of the existing open pit has started and the Company anticipates receiving the required permits for ramp development during the second quarter of the year. Until the Las Cristinas mill is operating, ore from the Albino mine will be trucked about 250 kilometres to the Revemin Mill for processing. The mine is forecast to produce between 15,000 and 20,000 ounces of gold per year for approximately five years based on current reserves, at an average cash cost of about US$175 per ounce. Initial gold production should commence in early 2005. Capital expenditures required to reach production are estimated at approximately US$3.2 million and total capital over the life of the mine is estimated at approximately US$7 million.

SAN GREGORIO

100% Basis                                    2003(1)       2002         2001
--------------------------------------------------------------------------------
SAN GREGORIO (100% CRYSTALLEX)
Tonnes Ore Mined                              739,000    1,062,626     828,526
Tonnes Waste Mined                          3,284,000    4,685,190   5,007,753
Tonnes Ore Processed                          760,000    1,105,619   1,092,389
Average Grade of Ore Processed (g/t)             1.86         2.04        2.09
Recovery Rate (%)                                  92%          92%         91%
--------------------------------------------------------------------------------
Production (ounces)                            41,729       66,832      66,957
--------------------------------------------------------------------------------
TOTAL CASH COST PER OUNCE                        $276         $237        $262
--------------------------------------------------------------------------------

1. Figures are for the nine months of 2003 that Crystallex owned San Gregorio.

As reported, effective October 1, 2003, Crystallex sold its Uruguayan interests, including the San Gregorio mining operations, to Uruguayan Mineral Explorations Inc. ("UME"). Under the terms of the agreement, UME will pay Crystallex US$2 million in two equal installments, with the first installment due six months after closing and the second installment due twelve months after closing. Formal closing was completed on October 27, 2003. Crystallex also received a transfer of certain exploration drilling equipment, with an estimated value of US$600,000. In addition, UME paid approximately US$2.8 million to fund the closing out of all remaining San Gregorio gold forward sales commitments (approximately 37,600 ounces), and through the Uruguayan companies purchased, assumed certain environmental, remediation, severance and closure costs which would have been incurred by Crystallex had it proceeded with the planned closure of its Uruguayan mining operations. The sale was completed through the transfer of the shares of the Company's Uruguayan subsidiary companies which owned the mining assets. The Company recorded a non-cash $1.3 million loss as a result of this transaction.


CRYSTALLEX ANNUAL REPORT 2003                                                 29

CORPORATE RESPONSIBILITY



[OBJECTS OMITTED]

                              LEFT:
                              Rubell Bogadi (consultant for Crystallex) and pilot unloading medical supplies for the new medical centre.

                              RIGHT:
                              Crystallex's commitment to the environment in the region includes ongoing planning, testing and review to ensure we comply with or exceed standards.


ENVIRONMENT

To enhance our commitment to the environment, Crystallex has integrated pollution prevention and environmental protection measures into all our operations and projects. We ensure that our activities comply with applicable environmental laws and standards. In regions where laws and standards may be incomplete, we apply international practices to ensure that we achieve our environmental objectives.

AMONG RECENT ACTIVITIES, CRYSTALLEX HAS:

o appointed a corporate Vice President, Environment

o submitted an Environmental Impact Study ("EIS") for Las Cristinas

o submitted an EIS for the river diversion for the La Victoria deposit. At a public hearing, our environmental plan to mine and proactively protect the environment received such a groundswell of support from the local population that a second presentation has been requested to give all locals a fair hearing.

HEALTH & SAFETY

Crystallex has a goal of zero lost-time incidents that endanger the health and safety of Company personnel. Importantly, incidents that do not cause lost time are recorded and analyzed to minimize the chance of a repeat event. With a new health and safety policy in place, we are working to achieve this level of safety excellence through the consistent and active participation by every one of us, every day, in every aspect of our jobs.

CRYSTALLEX'S HEALTH AND SAFETY COMMITMENT ALSO EXTENDS TO THE LOCAL POPULATION. AT EL CALLAO WE:

o have contributed a bus to transport children safely to school


30                                                 CRYSTALLEX ANNUAL REPORT 2003

o are building a Bailey bridge to reroute traffic around a village and keep heavy ore-hauling trucks away from pedestrian traffic, especially young children on narrow roads

o are providing training in safe operation for local "garimperos" - the small-scale artisanal miners who are licensed to exploit previously mined tailings. With the CVG and the Ministry of Energy and Mines, we are working to organize these artisanal miners into cooperatives, provide them with training and technology, and possibly integrate them into our Las Cristinas job training programs

                                                  [OBJECT OMITTED]

                                                  Luis Felipe Cottin, President
                                                  Crystallex de Venezuela,
                                                  handing the keys over during
                                                  the grand opening event of the
                                                  housing units built by
                                                  Crystallex for the people of
                                                  Km 88 in Bolivar State.

SOCIAL RESPONSIBILITY

Crystallex is committed to employing the highest standards of corporate citizenship in all our operations. At Las Cristinas we have the confidence and support of the Mayor and the Municipality, and it is vital that we develop an ongoing partnership with the local communities. Our social development program supports these communities with long-term employment training, economic development, local infrastructure and health care. To oversee its implementation, we have hired a Community Relations Director based in Las Claritas.

SINCE ENTERING INTO OUR LAS CRISTINAS MINING OPERATION AGREEMENT, CRYSTALLEX
HAS:

                                      o constructed 30 new homes for local
                                        residents

                                      o installed three new water treatment
                                        plants, as well as two new sewage
                                        treatment plants and related sewer
                                        network

                                      o tar-surfaced the main road for the
                                        village communities

                                      o upgraded the local medical centre,
                                        installed a clinic with doctor and
                                        support staff, and committed to provide
                                        ongoing medical supplies for the
                                        foreseeable future.

[OBJECT OMITTED]

A few of the many local beneficiaries of Crystallexinitiated social services which include housing, medical, and a potable water supply.


CRYSTALLEX ANNUAL REPORT 2003                                                 31

IN ADDITION, CRYSTALLEX:

o funds and administers a local scholastic scholarship program

o provides a number of small miners' associations with ongoing job training programs

o employs over 125 local residents.

Crystallex will be working with the community to educate and train necessary mining staff, and looks forward to serving as a major employer to the region. Most of our mine employees will come from the region and will be integral to the success of our mining projects, particularly Las Cristinas.


CRYSTALLEX RECEIVES COMMUNITY AWARD

In January, 2004, our social programs to benefit Sifontes and Bolivar State received the highest recognition. Crystallex and the Las Cristinas project were awarded the "Orden General Domingo Sifontes - Primera Clase" (Order of General Domingo Sifontes - First Class).

Essentially a thank-you from local stakeholders, this prestigious award is the highest decoration bestowed by the Municipality, and recognizes outstanding contribution to the region and its residents. The Orden is granted only once a year, during City Anniversary festivities, in a special plenary session at the City Hall Chamber. This year's ceremony - which took place on Tumeremo City's 216th anniversary - was conducted by Mayor of Sifontes Carlos Chancellor and Governor of Bolivar State Rojas Suarez.

Recipients are not selected by the Mayor but by the "Orden" Board after much deliberation. This year marked the first time that public companies were awarded, and Crystallex and Minera Hecla were the only companies selected. The six other recipients included, among others, the State Governor, the Archbishop, the Dean of the University and the Army's Chief in Command.


32                                                 CRYSTALLEX ANNUAL REPORT 2003

CORPORATE GOVERNANCE


The Company has undertaken an extensive review of corporate governance practices in view of recent and proposed changes in corporate governance standards applicable to the Company in both the United States and in Canada. The Company has reviewed changes proposed and/or imposed under or by:

   1. Sarbanes-Oxley Act of 2002

   2. The Securities and Exchange Commission of the United States

   3. The American Stock Exchange

   4. The Ontario Securities Commission

   5. The Toronto Stock Exchange


As a result of the corporate governance review, the Company has taken the following actions:

   a) It has reconstituted the Board Committees so that the Board now has the following committees:

      i)   Audit Committee - Composed of three Directors

      ii)  Nominating and Compensation Committee - Composed of two Directors

      iii) Corporate Governance Committee - Composed of three Directors

      iv)  Finance and Risk Management Committee - Composed of six Directors

      v) Environment, Health and Safety and Operations Committee - Composed of five Directors

   b) It has established the following management committees:

      i) Executive Management Committee - Composed of the Chief Executive Officer and other senior officers of the Company

      ii) Disclosure Committee - Composed of the Chief Executive Officer, Executive Vice President & Corporate Counsel, Chief Financial Officer, Vice President, Investor Relations and a representative of the Board

   c) It has designated one of the independent Directors of the Board as a Lead Director

   d) It has prepared and approved:

      i) Charters for the Board, Board Committees and management committees incorporating current and anticipated requirements of corporate governance rules and guidelines

      ii) Position descriptions for the Chair, Vice Chair, Lead Director and Chief Executive Officer

      iii) A policy on the independence of Directors

      iv)  A Corporate Governance Statement

      v)   A Code of Business Conduct and Ethics

      vi) A Statement of Policies and Procedures with respect to confidentiality, disclosure, insider trading and tipping and insider reporting.

The Company believes that its amended corporate governance practices comply with the guidelines of the Toronto Stock Exchange and rules of the American Stock Exchange applicable to the Company as at the date of this Report. The Company plans to place on its website prior to the 2004 Annual and Special General Meeting the documents referred to in paragraph (d) above.


CRYSTALLEX ANNUAL REPORT 2003                                                 33

I. BOARD AND BOARD COMMITTEES

1. BOARD OF DIRECTORS

A) ROLE AND RESPONSIBILITY

   (i) The Board is responsible for supervising the management of the business and affairs of the Company and its subsidiary entities (Crystallex Group). The Shareholders elect the Directors annually at the annual general meeting of Shareholders.

   (ii) In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:

         o a duty of loyalty: they must act honestly and in good faith with a view of the best interests of the Company; and

         o a duty of care: they must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

   (iii) The Board has specifically recognized its responsibilities for:

         (a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Company and that the Chief Executive Officer and other officers of the Company create a culture of integrity throughout the Crystallex Group;

         (b) adopting a strategic planning process and approving annually (or more frequently, if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;

         (c) identifying the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;

         (d) overseeing the integrity of internal control and management information systems of the Company;

         (e) succession planning (including appointing, training and monitoring senior management);

         (f) adopting a disclosure policy for the Company; and

         (g) developing the Company's approach to corporate governance.

   (iv) The Board has adopted a Board Charter that, among other things, sets out the responsibilities of the Board.

B) COMPOSITION

The Board presently consists of the following nine Directors:

   (i) Robert A. Fung, Chairman - Mr. Fung is an employee of Orion Securities Inc. ("Orion"), an investment dealer that has acted as agent or underwriter in connection with share offerings by the Company and which provided financial advisory services to the Company. Due to his employment relationship with Orion and Orion's relationship with the Company, Mr. Fung is not considered an independent Director.

   (ii) Marc J. Oppenheimer - Mr. Oppenheimer served as President and Chief Executive Officer of the Company from February, 1995 to September, 2003 and currently serves as a member of the Board. Due to his recent employment by the Company, Mr. Oppenheimer is not considered an independent Director of the Company.

   (iii) Todd Bruce - Mr. Bruce became President and Chief Executive Officer of the Company in September, 2003 and, at the same time, was appointed to the Board. Due to his position as an officer and employee of the Company, Mr. Bruce is not considered an independent Director of the Company.


34                                                 CRYSTALLEX ANNUAL REPORT 2003

   (iv) Michael Brown - Mr. Brown is the Principal of Capital Markets Advisory ("Capital") a corporation which provides consulting services to the Company. Due to his relationship with Capital and Capital's relationship with the Company, Mr. Brown is not considered an independent Director of the Company.

   (v) David Matheson - Mr. Matheson is counsel to McMillan Binch LLP, a law firm that provides legal services to the Company. Due to his relationship with McMillan Binch and McMillan Binch's relationship with the Company, Mr. Matheson is not considered an independent Director.

   (vi) William Longden - Mr. Longden is an officer and director of Marshall Macklin Monaghan International Company, a corporation that has provided contract advisory services to the Company. Since those services are, however, not considered material to the Company or to Marshall, Macklin, Monaghan International Company. Mr. Longden is considered an independent Director.

   (vii) Harry Near - Mr. Near is a partner of the Earnscliffe Strategy Group. He has had no relationship with the Company other than in his capacity as a Director and is considered an independent Director.

   (viii) Johan van't Hof - Mr. van't Hof is President and Principal of Tonbridge Company. He has no relationship with the Company other than his position as Director and is considered an independent Director.

   (ix) Armando Zullo - Mr. Zullo is the President of A. F. Zullo & Company Ltd., a supplier of industrial products to mining and other companies. He has no relationship with the Company other than his position as a Director and is considered an independent Director.

C) INDEPENDENCE

The Company currently has four independent Directors of a total of nine Directors. The Company has resolved to have a majority of independent Directors no later than the date of its annual general meeting in 2005 as required by applicable regulatory requirements and has further resolved that a majority of its Directors will be independent thereafter.

The Company has adopted a new charter for its Board and has adopted a policy on independence of Directors. The purpose of the policy is to:

   (i) Set out the test that the Board will use to determine whether a Director is independent;

   (ii) Identify the criteria that the Board will use to assess whether a Director is independent;

   (iii) Describe the disclosure that the Board will provide to the shareholders with respect to the determination of the independence of Directors.

The test that will be used by the Board to determine whether a Director is independent is:

         Independent of management or any other direct or indirect material business or other relationship with the Crystallex Group that could interfere with the exercise of independent judgment by the Director or the ability of the Director to act in the best interest of the Company.

In its annual disclosure material, the Company will include the following disclosure:

         (a) independent and non-independent Directors will be identified and the basis of the assessment of independence will be stated

         (b) any assessment of independence for a Director who does not meet all the criteria set out in the policy will be explained

         (c) all material relationships of each Director with a member of the Crystallex Group will be described, including relationships which the Board believes do not affect independence.


CRYSTALLEX ANNUAL REPORT 2003                                                 35

D) BOARD ORIENTATION AND ASSESSMENT

The Board has adopted procedures for the orientation and training of new Directors and provides continuing education opportunities for all Directors in order that they might maintain or enhance their knowledge and understanding of the business of the Company and their responsibilities as Directors. The Board regularly assesses its own effectiveness and the effectiveness and contribution of each Board Committee and each Director.


2. BOARD COMMITTEES

A) AUDIT COMMITTEE

The Audit Committee is comprised of Mr. van't Hof (Chair), Mr. Near and Mr. Longden, all of whom are independent (as determined by the Board in accordance with the policy on independence of Directors) and financially literate (have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can reasonably be expected to be raised by the financial statements of the Company). The Chairman of the Audit Committee, Mr. van't Hof, is also financially sophisticated in that he has past employment experience in financing and accounting as both a practising chartered accountant and as a regular lecturer to the profession in matters of audit and finance. The role of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit functions. The Audit Committee's responsibilities include:

   1. Managing, on behalf of the shareholders of the Company, the relationship between the Company and its external auditors;

   2. Overseeing the external audit;

   3. Reviewing and approving and recommending to the Board for approval the financial statements, MD&A and interim reports of the Company;

   4. Overseeing the financial internal control structure and financial risk management systems; and

   5. Establishing certain procedures with respect to, among other things, the receipt, retention and treatment of complaints received by the Company with respect to accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

B) NOMINATING AND COMPENSATION COMMITTEE

The Nominating and Compensation Committee is comprised of Mr. Near (Chair), and Mr. Zullo, both of whom are independent (as determined by the Board in accordance with the policy on independence of Directors). The role of the Nominating and Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending to the Board candidates for election or appointment as Directors of the Company, the recruitment and compensation of the CEO and other officers of the Company, the compensation of the Directors of the Company, executive compensation disclosure and the oversight of the compensation structure and benefit plans and programs of the Company.

C) CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee is comprised of Mr. Matheson (Chair), Mr. Brown and Mr. Zullo. The role of the Corporate Governance Committee is to assist the Board in fulfilling its responsibilities with respect to the composition and operation of the Board and the Board Committees and its corporate governance standards and practices.


36                                                 CRYSTALLEX ANNUAL REPORT 2003

D) FINANCE AND RISK MANAGEMENT COMMITTEE

The Finance and Risk Management Committee is comprised of Mr. Fung (Chair), Mr. Bruce, Mr. Brown, Mr. Matheson, Mr. Oppenheimer and Mr. van't Hof.

The role of the Finance and Risk Management Committee is to assist the Board in fulfilling its responsibilities with respect to financial matters, including short- and long-term financings, issuance of shares, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash and its oversight responsibilities with respect to non-financial risk management systems.

E) ENVIRONMENT, HEALTH AND SAFETY AND OPERATIONS COMMITTEE

The Environment, Health and Safety and Operations Committee is comprised of Mr. Longden (Chair), Mr. Bruce, Mr. Brown, Mr. Oppenheimer and Mr. van't Hof.

The role of the Environment, Health and Safety and Operations Committee is to assist the Board with respect to environment, health and safety matters arising out of the activities of the Crystallex Group and to oversee the implementation of the Las Cristinas project.

F) MANAGEMENT COMMITTEES

The Company has two Management Committees:

  (a) Executive Management Committee

      The Executive Management Committee is the principal management group responsible for operations and the allocation of the resources of the Company. The Executive Management Committee is comprised of the Chief Executive Officer and other senior officers of the Company.

  (b) Disclosure Committee

      The Disclosure Committee is responsible for the management of the disclosure practices of the Company. The Disclosure Committee is comprised of the Chief Executive Officer, Chief Financial Officer, Executive Vice President & Corporate Counsel, Vice President, Investor Relations and a representative of the Board.


II. POLICIES OF THE BOARD

In addition to the policy on the independence of Directors described above, the Company has adopted:

(a) a policy on the provision of services by external auditors;

(b) a code of business conduct and ethics; and

(c) a statement of policies and procedures with respect to confidentiality, disclosure, insider trading and tipping and insider reporting.

Each of these policies is briefly described below.

A) POLICY ON THE PROVISION OF SERVICES BY EXTERNAL AUDITORS

The Audit Committee has adopted a policy on the Provision of Services by External Auditors. Under the policy:

  (i) The external auditors may not provide services to the Crystallex Group that impair or have the potential to impair the independence and objectivity of the external auditors.

  (ii) The Audit Committee has pre-approved certain audit and permitted non-audit services as services the auditor may provide to the Crystallex Group, consisting of services that are outside the agreed scope of, but are


CRYSTALLEX ANNUAL REPORT 2003                                                 37
       consistent with, the external audit or interim reviews of the Crystallex Group and certain tax and other services of an advisory nature that do not compromise the independence and objectivity of the external auditors in relation to the external audit. Exceptions can be made to this policy where the exceptions are in the interest of the Crystallex Group and appropriate arrangements are established to ensure the independence and objectivity of the external auditors in relation to the external audit. Any exception must be authorized by the Audit Committee and must be reported to the Board.

B) CODE OF BUSINESS CONDUCT AND ETHICS

The purposes of the Code are to deter wrongdoing and to promote:

   (i) honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest

   (ii) full, fair, accurate, timely and understandable disclosure in all reports filed and other public communications made by the Crystallex Group

   (iii)  compliance with all applicable laws, regulation and rules

   (iv)   protection and proper use of corporate assets and opportunities

   (v)    confidentiality with respect to corporate and personal information

   (vi) fair dealing with securities holders, customers, suppliers and competitors

   (vii)  accountability for adherence to the Code

   (viii) prompt internal reporting of violations of the Code.

The Code applies to all Directors, officers and employees of the Crystallex Group, members of their immediate families and, where applicable, third parties engaged to represent the Crystallex Group.

C) STATEMENT OF POLICIES AND PROCEDURES WITH RESPECT TO CONFIDENTIALITY, DISCLOSURE, INSIDER TRADING AND TIPPING AND INSIDER REPORTING

The purposes of the Statement are to set out policies and procedures of the Company with respect to confidentiality and disclosure and to describe the legal prohibitions on insider trading and tipping and the requirements for insider reporting. It is a requirement of employment that all Crystallex employees acknowledge and agree to abide by the aforesaid Statement of Policies and Procedures.



38                                                 CRYSTALLEX ANNUAL REPORT 2003

                                                    FINANCIAL REVIEW










     Management's Discussion and Analysis                   40

     Independent Auditors' Report                           62

     Consolidated Balance Sheets                            63

     Consolidated Statements of Operations                  64

     Consolidated Statements of Cash Flows                  65

     Consolidated Statements of Shareholders' Equity        66

     Notes to the Consolidated Financial Statements         67

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL AND OPERATING RESULTS (in Canadian dollars, unless otherwise noted)


2003 HIGHLIGHTS

o Positive feasibility study for the Las Cristinas gold project completed by SNC - Lavalin Engineers & Constructors Inc. (SNCL)

o Strengthened senior management with the hiring of Todd Bruce as President and Chief Executive Officer and Ken Thomas as Chief Operating Officer. Closed the Vancouver office and consolidated the Company's management and administrative operations at its new Toronto head office.

o Received bids by year end for Engineering, Procurement and Construction Management ("EPCM") services for the development of Las Cristinas.

o Reserves at December 31, 2003 of 10.6 million ounces of gold, including 10.2 million ounces at Las Cristinas.

o Common share and special warrant financings in August and September, 2003 raised gross proceeds of US$38.2 million. Cash at December 31, 2003 of $33.9 million.

o Policy to become hedge-free. Reduced gold contracts in 2003 by 25%, or 122,000 ounces. In 2004, plan to buy back additional contracts in an amount at least equivalent to gold production for the year.

o   Sold the San Gregorio mining interests and related assets in Uruguay.

o Net loss for the year of $82.1 million, or ($0.70) per share, inclusive of a non-hedge derivative loss of $21.7 million, or ($0.18) per share and a non-cash write-down of mineral properties of $23.0 million, or ($0.20) per share.

SUBSEQUENT TO YEAR END

o In January and February, further strengthened management by recruiting three senior project development executives: Ron Colquhoun as Vice President, Technical Services; Brendan Burke as Corporate Manager, Projects; and John Binns as Vice President, Environmental.

o On March 8, received approval of the Las Cristinas feasibility study from the Corporacion Venezolana de Guayana ("CVG").

o On March 25, awarded an EPCM contract to SNCL to provide services for the construction of Las Cristinas. The EPCM schedule is approximately 24 months. Detailed engineering has commenced.

o On April 5, closed a common share financing of 25 million common shares at $4.00 per share for gross proceeds of $100 million. Net proceeds received of US$71.7 million will be used to fund the development of Las Cristinas.

o On April 15, submitted the Environmental Impact Study (EIS) for Las Cristinas to the CVG and the Ministry of the Environment and Natural Resources (MARN). Receipt of all required permits to start construction of Las Cristinas is expected later in 2004.


OVERVIEW

The Company recorded a number of significant achievements during 2003 and continues to make considerable progress in early 2004. A positive feasibility study, which was completed for the Las Cristinas project in September, 2003, was approved by the CVG on March 8, 2004. The study confirmed the economic and technical viability of Las Cristinas using conventional open pit mining and carbon-in-leach (CIL) gold processing. Also during 2003, Requests for Proposals
(RFPs) were prepared and issued to engineering firms to bid for EPCM services related to the


40                                                 CRYSTALLEX ANNUAL REPORT 2003
construction of Las Cristinas. After a thorough evaluation process, SNCL was appointed on March 25, 2004 as the EPCM contractor for the Las Cristinas project. The project schedule, from detailed engineering through commissioning of the plant, is estimated to be approximately 24 months.

The EIS for Las Cristinas was recently revised in conjunction with the CVG. The permitting process was initiated with the submission of the final EIS to the CVG and the MARN on April 15, 2004. The Company is aiming to obtain interim approval during the summer to begin site preparation work and hopes to receive the final environmental and mining permits necessary to begin construction activities during the fourth quarter of 2004.

The Company has met all the required social commitments in the Las Cristinas Mining Operating Agreement ("MOA") with the CVG. Local infrastructure projects, including building 30 new houses, installing new sewerage and water treatment facilities and road upgrading have been completed. The Company is also upgrading a medical clinic and providing medicine on a monthly basis. As required under the MOA, Crystallex has employed 125 local residents at the project and is providing ongoing job training programs.

Crystallex started an infill drill program at Las Cristinas during the first quarter of 2004 with the aim of upgrading some of the inferred resources to measured and indicated resources, which is expected to add to reserves.

In the third quarter of 2003, the Company sold its San Gregorio mine in Uruguay to Uruguay Mineral Explorations Inc. ("UME"). The transaction was very positive for the Company, as UME assumed all obligations and liabilities, including closure and environmental obligations, as well as funding the closing of the San Gregorio gold forward sale position of 37,640 ounces. UME will also pay Crystallex sale proceeds of US$2.0 million during 2004.

The sale of the San Gregorio assets advanced the Company's objective of reducing its gold hedge book. During 2003, the Company reduced its forward sales and call options sold by 122,000 ounces. This was accomplished through the San Gregorio sale, a buyback of 25,000 ounces of forward sales contracts and by delivering gold production into forward contracts. The Company had approximately 350,000 ounces of forward sales and call options sold at the end of 2003 at an average price of US$304 per ounce. During 2004, the Company intends to close additional contracts through financial settlements.

By the end of the third quarter 2003, the Company had considerably improved its cash position. Gross proceeds of US$38.2 million were raised in two special warrant financings in August and September. A portion of the proceeds were used for immediate capital investments at our existing Tomi mines and Revemin Mill and quickly contributed to the improved operating performance during the fourth quarter of the year. Gold production of 15,200 ounces in the fourth quarter accounted for 43% of total gold production of approximately 35,200 ounces from the Venezuelan operations in 2003. In 2004, the Company expects to produce about 50,000 ounces of gold.

The Company's cash position was further strengthened with the $100 million common share financing subsequent to year end. These proceeds will allow the Company to advance with engineering, equipment purchasing and start development of Las Cristinas during 2004. The total financing requirement for Las Cristinas is estimated at approximately US$340 million, including US$39 million of refundable VAT, a cost overrun requirement to support our guarantee of a planned project debt financing, interest during the construction period and various financing fees. Currently, the Company expects to finance the construction of Las Cristinas with a combination of equity and project debt.


CRYSTALLEX ANNUAL REPORT 2003                                                41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS (CONTINUED)
(in Canadian dollars, unless otherwise noted)


FINANCIAL RESULTS OVERVIEW

                                                                     2003                 2002                2001
--------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS

Venezuela Gold Production                                          35,244               27,791              42,690

Uruguay Gold Production (1)                                        41,729               66,832              66,957

Total Gold Production (ounces)                                     76,973               94,623             109,647

Total Cash Cost per Ounce Sold (2),(3)                            US$ 378              US$ 346             US$ 178

Average Realized Price per Ounce (3)                              US$ 363              US$ 310             US$ 242

Average Spot Gold Price per Ounce                                 US$ 363              US$ 310             US$ 271


FINANCIAL STATISTICS (C$ THOUSANDS)

Revenues (3)                                                     $ 15,567             $ 13,318            $ 16,006

Cash Flow from Operating Activities (3),(4)                     ($ 34,308)            ($ 4,549)            $ 4,318

Net Loss                                                        ($ 82,054)           ($ 56,460)          ($ 42,552)

Net Loss per Basic Share                                          ($ 0.70)             ($ 0.67)            ($ 0.62)

Weighted Average Number of Common Shares Outstanding          118,309,198           84,441,287          69,117,738
--------------------------------------------------------------------------------------------------------------------------

1. Includes nine months production from San Gregorio in 2003. On the Financial Statements, San Gregorio is accounted for as a Discontinued Operation.

2. This is a Non-GAAP measure. For an explanation of Total Cash Costs, refer to the section of Non-GAAP measures.

3.  From continuing operations only (excludes San Gregorio).

4.  Includes working capital changes, before capital expenditures.


During 2003, the Company incurred a net loss of $82.1 million, or $0.70 per share as compared with a net loss of $56.5 million, or $0.67 per share in 2002. The larger net loss in 2003 was primarily attributable to a non-cash charge of $23.0 million for a write-down of mineral properties (of which $18.8 million relates to the La Victoria property), an increase in general and administrative expenses from $9.0 million to $22.4 million, and a foreign exchange loss of $4.5 million. The foreign exchange loss was due to the impact of the weakening of the U.S. dollar on the Company's Canadian dollar obligations. These items were partially offset by a reduction in the non-hedge derivative loss to $21.7 million in 2003 as compared with a $34.8 million loss in 2002.

Revenue on our Statement of Operations represents revenue from the Venezuelan operations only, as San Gregorio is accounted for as a Discontinued Operation. Revenue in 2003 was $15.6 million, as compared with $13.3 million in 2002. The increase in revenue is attributable to selling more ounces of gold in Venezuela at a higher average realized price. Gold sales in 2003 were 30,632 ounces at an average realized price of US$363 per ounce, as compared with 28,088 ounces in 2002 at an average realized price of US$310 per ounce.

Operating cash flow from continuing operations, before capital expenditures, was a utilization of $34.3 million in 2003, as compared with a utilization of $4.5 million in 2002. Higher general and administrative expenses, cash used to reduce the gold hedge book and a greater use of cash related to working capital changes were the main reasons for a larger operating cash flow deficit in 2003.

Financing activities increased during 2003. The Company raised approximately $75 million during the year, primarily with special warrant financings. The financings in 2003 and the April, 2004 common share financing for gross proceeds of $100 million have considerably improved the Company's liquidity.


42                                                 CRYSTALLEX ANNUAL REPORT 2003

INCOME STATEMENT

PRODUCTION AND GOLD SALES REVENUE

                                                            2003          2002
--------------------------------------------------------------------------------
GOLD PRODUCTION (OUNCES)

     San Gregorio (1)                                     41,729        66,832

     La Victoria                                           5,564        22,548

     Tomi Open Pits                                       24,360         2,347

     Tomi Underground                                      2,753             0

     Purchased Material                                    2,567         2,896

TOTAL                                                     76,973        94,623
--------------------------------------------------------------------------------

TOTAL CASH COSTS (US$/OUNCE)

     San Gregorio                                          $ 276         $ 237

     Venezuela                                             $ 378         $ 346

COMPANY AVERAGE                                            $ 323         $ 269
--------------------------------------------------------------------------------

1.  Figures are for the nine months of 2003 that Crystallex owned San Gregorio.

In 2003, the Company produced almost 77,000 ounces of gold, about 18,000 ounces less than the 95,000 ounces produced in 2002. The decrease was due to selling the San Gregorio mine at the end of the third quarter of 2003, although this was partially offset by higher gold production in Venezuela. Gold production in Venezuela was approximately 35,000 ounces in 2003, a 25% increase over the 28,000 ounces produced in 2002. There was a considerable improvement in operating performance during the final quarter of 2003, with gold production reaching 15,200 ounces, as compared with 4,300 ounces in the first quarter. This was attributable primarily to increasing Mill throughput resulting from capital investments in equipment and spare parts, as well as from higher ore grades and gold recoveries. The Revemin Mill operated at 98% of its 1,350 tonne per day capacity during the fourth quarter of 2003, up from only 55% in the first quarter of the year. Gold recovery, which averaged 84% for the year, was 92% in the fourth quarter. The grade of ore processed at the Revemin Mill during the fourth quarter averaged 4.2 grams per tonne, as compared with 3.5 grams per tonne for the full year and 3.0 grams per tonne in 2002.

TOMI

Tomi was the Company's main producing concession in 2003, accounting for about 77% of Venezuelan production. Tomi produced 27,113 ounces in 2003, of which 24,360 ounces were from the Milagrito and Mackenzie open pit mines and the balance of 2,753 ounces were from the new Charlie Richards underground mine.

Almost all of the Company's forecast gold production of 50,000 ounces in 2004 will come from the Tomi concession. Mining will be conducted at the Milagrito and Mackenzie open pits and the Charlie Richards underground mine. The open pit reserves at Tomi are forecast to be depleted during 2005.

Production at the Charlie Richards underground mine is expected to reach design levels of about 200 tonnes of ore per day by the third quarter of 2004. At full operation, annual gold production from the underground mine is forecast to


CRYSTALLEX ANNUAL REPORT 2003                                                 43

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS (CONTINUED)
(in Canadian dollars, unless otherwise noted)


INCOME STATEMENT (CONTINUED)

TOMI (CONTINUED)

range between 10,000 and 17,000 ounces per year for approximately four years at current estimated reserves of 68,000 ounces of gold. Total cash costs are forecast to average US$175 per ounce.

The Company has forecast capital expenditures of approximately US$2.0 million for the Tomi concession during 2004.

LA VICTORIA

The La Victoria deposit contains a significant quantity of sulphide refractory ore, which results in low gold recoveries when processed at the Revemin Mill, which is a conventional cyanide-in-leach plant. The recovery of gold from La Victoria ore averaged only 54% during the third quarter of 2003 and 68% for the first nine months of the year. As a consequence, the production of ore has been suspended at La Victoria while the Company assesses the viability of treating the refractory ore in a Bio-Oxidation circuit prior to cyanide leaching. The Company is currently conducting a Bio-Oxidation pilot plant test on a 20-tonne sample of ore from La Victoria. Due to a lack of capital in the past, data from previous drilling is insufficient to accurately confirm the full extent of La Victoria's reserve potential. Consequently, an infill drill program is under way to better determine the size and grade of the deposit. Production will resume at La Victoria if the Bio-Oxidation process is technically viable and the project generates an acceptable economic return. A decision will likely be made in the third quarter of 2004.

The Company wrote down its entire $18.8 million carrying value of La Victoria in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Nevertheless, based on positive preliminary Bio-Oxidation test work and geological interpretations, the Company is optimistic that La Victoria can be restored to economic viability.

GOLD SALES

The Mining Revenue line on the Statement of Operations of the Company only includes gold sales from our Venezuelan mines, as the San Gregorio mine in Uruguay was sold at the end of the third quarter of 2003 and is accounted for as a Discontinued Operation. Gold sales were 30,362 ounces in 2003 from operations in Venezuela. This is less than production of 35,244 ounces, as approximately 4,900 ounces of gold produced in December, 2003 were not sold until after year end. Including gold sales from San Gregorio of 39,562 ounces, total gold sales for the year were 70,194 ounces.

Spot gold prices averaged US$363 per ounce in 2003, up from US$310 in 2002. In Venezuela, all our gold is sold to the Central Bank and the Company receives the prevailing spot gold price. During 2003, we received an average price of US$363 per ounce for our Venezuelan gold sales. This generated revenue on our Statement of Operations of $15.6 million during 2003.

Most of the gold sales from Uruguay were delivered against forward sales positions and the Company realized an average price of US$297 per ounce on gold sales from Uruguay.

In 2004, the Company expects to continue to sell all gold production to the Venezuelan Central Bank and realize the spot price of gold on these sales. Gold sales proceeds are received in local currency and will be utilized to fund ongoing operations and capital projects in Venezuela.

OPERATING EXPENSES

The Company's total cash costs of production include mining, processing, mine administration, royalties and production taxes and excludes corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs, exploration and reclamation accruals.


44                                                 CRYSTALLEX ANNUAL REPORT 2003

The Company's cost of sales for 2003 were $16.2 million as compared with $15.2 million in 2002, as more ounces of gold were produced and sold in 2003 than in 2002. Gold sales from continuing operations were 30,632 ounces in 2003, as compared with 28,088 ounces in 2002. The total cash costs per ounce of gold sold from Venezuela were US$378 per ounce in 2003; however when gold production from discontinued operations (Uruguay) is included, the Company's total cash costs were US$323 per ounce. Operating costs in Venezuela were high during the first nine months of 2003, particularly in the first quarter when they averaged US$460 per ounce. The high costs were primarily a result of low gold recoveries at La Victoria. Gold production improved materially by year end as mining was entirely conducted at the Tomi concession, which is higher grade and yields higher gold recoveries than experienced at La Victoria.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative ("G&A") expenses totalled $22.4 million during 2003, as compared with about $9.0 million in 2002. Compensation, including salaries and bonuses, comprised the largest component of G&A during 2003, at about $7.4 million. Other significant G&A expense categories included legal and audit fees of $3.8 million, advisory and consulting fees of about $3.0 million, Caracas office G&A of $2.0 million and insurance of $1.3 million.

G&A expenses in 2003 were approximately $13.4 million higher than in 2002. During the year the Company incurred unusual and one-time expenses in respect of: special one-time bonus payments to officers and directors related to the consummation of the Las Cristinas mining agreement; bonus and success fees paid to various Venezuelan litigation and other legal counsels; professional fees related to responding to and satisfying questions raised during an ongoing regulatory review; and successful completion of several financings and office closures with related consolidation costs. At least $5 million of such costs represent one-time expenditures. In addition, the Company has significantly added to its senior staff in contemplation of the commencement of the financing and construction of the Las Cristinas project, further increasing G&A expenditures.

The largest component of the $13.4 million increase was bonus payments, which were $2.9 million higher in 2003 as compared with 2002. Included in the $2.9 million increase are $1.3 million of special bonuses paid in September, 2003 to management and directors of the Company and $1.1 million of success fees paid to the Company's Venezuelan legal counsel, all as one-time payments specifically in recognition of their commitment of time and effort on behalf of the Company, over several years, in successfully consummating the Las Cristinas mining operation agreement. The payments were approved by an independent compensation committee of the Board of Directors.

Advisory fees accounted for $2.3 million of the increase of G&A expenditures in 2003 as compared with 2002. The two principal advisory fees were related to the engagement of an investment bank to provide corporate advisory services and for the engagement of a project finance debt advisor for Las Cristinas. Other G&A areas that had material increases during 2003 included legal and audit fees, which increased by $2.1 million, and insurance which increased by $1.1 million.

FORWARD SALES AND WRITTEN CALL OPTIONS

The Company has adopted a policy to become hedge-free as we hold the view that the market ascribes a discount to derivatives. The Company plans to eliminate its existing economic derivative commitments, which consist of call options sold and forward sales contracts. This will be accomplished by repurchasing forward sales and call option contracts at opportune times. To facilitate this approach, the Company plans to negotiate with its counterparties to move certain commitments to future periods.


CRYSTALLEX ANNUAL REPORT 2003                                                 45

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS (CONTINUED)
(in Canadian dollars, unless otherwise noted)


INCOME STATEMENT (CONTINUED)

FORWARD SALES AND WRITTEN CALL OPTIONS (CONTINUED)

The Company made considerable progress during 2003 in reducing the number of hedged ounces of gold. Commitments under forward sales and call options were reduced from 471,872 ounces to 350,025 ounces, a reduction of almost 122,000 ounces. This was mainly accomplished by delivering gold production into forward sales positions, buying back 25,000 ounces of forward sales (at a net cost of approximately US$74 per ounce or US$1.84 million) and by retiring 37,640 ounces of forward sales as part of the sale of the San Gregorio mine. At year end, the Company's contracted ounces represented just 3% of its reserves.

As tabled below, at December 31, 2003, the Company's derivative position was comprised of 125,856 ounces of fixed forward contracts at an average price of US$305 per ounce, and 224,169 ounces of call options sold at an average price of US$303 per ounce.

                                                                  2004          2005           2006         Total
--------------------------------------------------------------------------------------------------------------------
Fixed Forward Gold Sales (ounces)                               43,430        42,430         39,996       125,856

Average Price (US$/ounce)                                        $ 300         $ 305          $ 310         $ 305

Written Gold Call Options (ounces)                             127,237        94,932          2,000       224,169

Average Exercise Price (US$/ounce)                               $ 298         $ 309          $ 348         $ 303

TOTAL (OUNCES)                                                 170,667       137,362         41,996       350,025

AVERAGE PRICE (US$/OUNCE)                                        $ 299         $ 308          $ 312         $ 304
--------------------------------------------------------------------------------------------------------------------

ACCOUNTING FOR DERIVATIVE INSTRUMENTS

The Company's existing forward sales and call options are designated as derivatives - so they do not qualify for the normal sales exemption (or hedge accounting) for accounting treatment. The Company's metal trading contracts are recorded on the Balance Sheet at fair market value. Crystallex has no off-balance sheet gold contracts. Changes in the fair value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized non-hedge derivative (loss) gain in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the fair market value of options and forwards from period to period can cause significant volatility in earnings; however, this fair market value adjustment is a non-cash item that will not impact the Company's cash flow. For the year, the total unrealized mark-to-market loss on the non-hedge derivative positions was $19.4 million. In addition, realized losses of $2.3 million arising from financial settlement of contracts were also recognized.

MARK-TO-MARKET (FAIR VALUE)

At December 31, 2003, the unrealized mark-to-market value of the Company's gold forward sales and call options, calculated at a year end spot price of US$415 per ounce, was negative $52.6 million. This fair value is recorded on the Balance Sheet as a liability (Deferred Credit) and represents the replacement value of these contracts based upon the spot gold price at year end and does not represent an obligation for payment. The Company's obligations under the forward sales contracts are to deliver an agreed-upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.


46                                                 CRYSTALLEX ANNUAL REPORT 2003

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle the contracts financially, it would result in a reduction of the Company's cash. The table below illustrates the cash requirement if the Company had to financially settle contract positions in excess of planned production. The analysis assumes the Company proceeds with a Bio-Oxidation operation at La Victoria, the Albino mine is developed on schedule and excludes future Las Cristinas production. It also assumes the Company is unable to roll existing contracts to future periods. The December 31, 2003 spot gold price of US$415 per ounce is used.


US$ MILLIONS                                               2004           2005          2006           TOTAL
----------------------------------------------------------------------------------------------------------------
Total Ounces Committed                                  170,667        137,362        41,996         350,025

Planned Production                                       50,000         75,000        65,000         190,000

Excess Committed Ounces                                 120,667         62,362           nil         183,029

Average Committed Price (US$/oz)                          $ 299          $ 308         $ 312           $ 302 (1)

Average Assumed Spot Price (US$/oz)                       $ 415          $ 415         $ 415           $ 415

CASH REQUIRED TO SETTLE EXCESS POSITIONS                 $ 14.0          $ 6.7           NIL          $ 20.7
----------------------------------------------------------------------------------------------------------------

1. Represents the average price for the years 2004 and 2005 in which there are excess committed ounces.


The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under "Forward-Looking Statements" in the Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

WRITE-DOWN OF MINERAL PROPERTIES

The Company annually performs property evaluations to assess the recoverability of its mining properties. Impairment evaluations compare the undiscounted forecast future cash flow from each operation with its carrying value and, where the cash flows are less, a write-down to estimated fair value is recorded. In 2003, Crystallex incurred mineral property write-downs of $23.0 million. Management concluded that the undiscounted cash flow from currently estimated reserves at the La Victoria property, determined using a US$325 per ounce gold price and preliminary capital and operating cost estimates for a Bio-Oxidation plant, would be insufficient to recover the carrying value of the property. In accordance with Canadian GAAP, the Company wrote down the value of the La Victoria property by $18.8 million, reducing the carrying value to zero. A lack of capital in the past prevented the Company from undertaking a comprehensive drill program to determine the full extent of La Victoria's reserve potential. The Company is presently drilling at La Victoria and expects to have a revised reserve estimate during the third quarter of 2004. In addition, the Company will soon be conducting a Bio-Oxidation pilot plant test to confirm the amenability of the La Victoria ore to the Bio-Oxidation process.

The remaining $4.2 million balance of the $23.0 million of mineral property write-downs is related to various exploration properties, principally the Santa Elena property in Venezuela.


CRYSTALLEX ANNUAL REPORT 2003                                                47

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS (CONTINUED)
(in Canadian dollars, unless otherwise noted)


LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's principal source of liquidity has been equity and equity-equivalent forms of financings as the Company's operations have not generated sufficient cash to meet its operating requirements and planned capital expenditures. The Company anticipates capital needs of approximately US$350 million over the next two years, related to developing Las Cristinas and for capital projects at existing operations. In addition, over the same period, the Company forecasts cash requirements of between US$30 million to US$40 million to cover general and administrative requirements, debt service and operating cash flow deficits. Crystallex will continue to rely on the equity markets for meeting its commitments and planned expenditures and also intends to access the project debt finance market to meet a portion of the expected capital expenditures for the development of Las Cristinas.

The Company intends to finance the development of Las Cristinas with a combination of equity and project finance debt. On April 5, 2004, Crystallex closed an offering of 25 million shares priced at $4.00 per share for gross proceeds of $100 million. The proceeds will primarily be used to fund the development of Las Cristinas. To advance the Las Cristinas project to commercial production, the Company currently expects to issue equity or arrange other forms of financing later this year or in early 2005 and expects to close a project finance debt agreement with a syndicate of commercial banks and possibly export credit agencies during 2005. There can be no assurance that these financing arrangements will be available, or available on terms acceptable to the Company.

WORKING CAPITAL

At December 31, 2003, the Company's working capital position improved significantly to $4.7 million from negative $19.5 million at December 31, 2002. The increase was due to common share and warrant financings during the third quarter of 2003, which raised aggregate gross proceeds of US$38.2 million. The Company's cash position at December 31, 2003 was $33.9 million. Furthermore, the recent $100 million common share financing has considerably enhanced the Company's liquidity.

CASH FLOW FROM OPERATIONS

Operating cash flow (after working capital changes and before capital expenditures) was a utilization of $34.3 million in 2003. A cash flow deficit was incurred as revenues from gold sales were offset by direct operating costs of production; consequently, there was no cash flow to provide for general and administrative expenses, interest expenses and working capital changes.

The deficit of $34.3 million in 2003 was $29.8 million higher than the deficit of $4.5 million in 2002. The increase was mainly due to an $11.4 million increase in General and Administrative cash expenditures (a portion of G&A expenses in 2003 were paid in shares and warrants of the Company) and a $9.5 million increase in cash used for changes in working capital items. Also, the Company spent $2.3 million on reducing its gold forward sales positions during the year, including a buyback of 25,000 ounces of forward sales contracts at a spot price of US$372 per ounce.

The Company expects to have a cash flow deficit of approximately US$15 million in 2004 as cash flow from the operations will be insufficient to fund general and administrative expenses, debt service and cash obligations related to the Company's gold hedge book.

INVESTING ACTIVITIES

The Company's principal investing activities are for capital expenditures at its operations.

Capital expenditures during 2003 totalled $12.3 million, as compared with $42.2 million in 2002. The reduction in capital spending was largely due to reduced expenditures at Las Cristinas. Expenditures at Las Cristinas were $37.4 million in


48                                                 CRYSTALLEX ANNUAL REPORT 2003

2002 and included a US$15.0 million payment to the CVG under the terms of the Mining Operating Agreement. The investments in 2003 were principally for the Las Cristinas project ($9.9 million), including the costs for the feasibility study, maintaining the camp, and completing the social development infrastructure programs. The balance of the capital expenditures were related to the operating mines in Venezuela.

The Company is planning significant capital expenditures in 2004 and 2005, mainly for the development of the Las Cristinas project. The timing of these expenditures will be determined by our ability to raise both equity and debt financing. Capital expenditures during 2004 are estimated at approximately US$88 million as follows: Las Cristinas US$80 million; Tomi US$2 million; Revemin Mill US$3 million; and Albino US$3 million.

If the Company proceeds with the construction of a Bio-Oxidation plant at Revemin for processing La Victoria ore, it is presently estimated that capital expenditures of approximately $15 million will be required for the plant and for development work at the La Victoria mine. These expenditures would largely be incurred in 2005.

It is expected that the projected operating deficit and capital expenditure requirements for 2004 will be funded with the proceeds from the $100 million equity financing and from cash on hand of $33.8 million at December 31, 2003. As noted, to complete the development of Las Cristinas, the Company currently expects to issue equity or arrange other forms of financing later in 2004 or in early 2005 and anticipates closing a project finance debt transaction in 2005.

The Company expects to realize cash proceeds of US$2.0 million from the sale of the San Gregorio mine in 2004. The first instalment of US$1.0 million was received by the Company on April 14, 2004.

FINANCING ACTIVITIES

During 2003, the Company raised net financing proceeds of $75.1 million, of which $61.7 million were proceeds from five special warrant financings throughout the year, $9.4 million were proceeds from the issuance of common stock and $4.1 million were proceeds from a convertible note financing. The convertible notes were converted into common shares during the fourth quarter of 2003. Refer to Note 8 of Notes to the Financial Statements for details of the special warrant financings.

In addition, common shares were issued during the year for the following main activities: on the exercise of warrants and special warrants (22.1 million shares); upon the conversion of convertible notes (17.0 million shares); for bank loan repayments (2.3 million shares); for legal fees (1.3 million shares); and for financial advisory fees (350,000 shares). The Company also issued warrants and special warrants during 2003 for the following main activities:
13.9 million warrants and special warrants issued for cash; 900,000 common share warrants issued for consulting fees; and 450,000 warrants issued as part of the convertible note financing noted above. Payment of various fees in common shares during the first nine months of 2003 reflects the Company's previous lack of liquidity. Equity financings during the past six months (including the recent $100 million common share financing) have significantly improved the Company's liquidity and it is now the Company's intention to use cash rather than common shares to meet its obligations.

Debt repayments were $2.1 million during 2003. At year end, the Company's total debt outstanding was $9.7 million. The debt is a term loan with Standard Bank London Limited secured by certain of the Company's assets (excluding Las Cristinas). The loan bears interest at approximately 2.5% over Libor with principal payments due semiannually until 2006. Total debt was reduced from $34 million at year end 2002, principally by issuing common shares upon the conversion of convertible notes.


CRYSTALLEX ANNUAL REPORT 2003                                                 49

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS (CONTINUED)
(in Canadian dollars, unless otherwise noted)


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company's contractual obligations and commitments are tabled below:


                                                                     2004                 2005                 2006
----------------------------------------------------------------------------------------------------------------------
Scheduled Debt Repayments                                   US$ 1,030,000        US$ 4,400,000        US$ 2,058,000
----------------------------------------------------------------------------------------------------------------------
Operating Lease Obligations                                     $ 204,000            $ 208,000            $ 198,000
----------------------------------------------------------------------------------------------------------------------
Precious Metal Contracts:
----------------------------------------------------------------------------------------------------------------------
   Fixed Forward Contracts                                      43,430 oz            42,430 oz            39,996 oz
                                                          @ an average of      @ an average of      @ an average of
                                                                US$300/oz            US$305/oz            US$310/oz

----------------------------------------------------------------------------------------------------------------------
   Call Options Sold                                           127,237 oz            94,932 oz             2,000 oz
                                                          @ an average of      @ an average of      @ an average of
                                                                US$298/oz            US$309/oz            US$348/oz
======================================================================================================================

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company's only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.


RELATED PARTY TRANSACTIONS

During 2003, Crystallex entered into the following material transactions with related parties:

LEGAL FEES

o Gomez Cottin & Tejera-Paris: Gomez Cottin & Tejera-Paris are the Company's Venezuelan legal counsel. For a portion of 2003, Gomez Cottin & Tejera-Paris were considered a related party as Enrique Tejera-Paris, a principal of Gomez Cottin & Tejera-Paris, were a member of the Board of Directors of Crystallex. For the portion of the year that Gomez Cottin & Tejera-Paris was a related party, they were paid $3,895,582 for providing legal advice to Crystallex.

o McMillan Binch LLP: McMillan Binch LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch LLP and is a member of the Board of Directors of Crystallex. During 2003, McMillan Binch LLP was paid $484,896 for providing corporate legal services to Crystallex.

MANAGEMENT AND CONSULTING FEES

o Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided advisory services to the Company during 2003, and of which Mr. Robert Fung is an employee. He is Chairman of the Board of Directors of Crystallex. During 2003, Orion was paid $1,196,000 for advisory services, the payment of which was made in shares and warrants of the Company.

o Osprey Capital Partners: During 2003, Crystallex paid $520,000 to Osprey Capital Partners, a partnership in which Robert Fung is a minority partner. The payments to Osprey Capital Partners by Crystallex were for investment banking counselling provided by other partners of Osprey Capital Partners and Mr. Fung, which advice was unrelated to his role as Chairman of Crystallex.


50                                                 CRYSTALLEX ANNUAL REPORT 2003

o Riccio Consulting: Dr. Luca Riccio is the Vice President, Exploration for Crystallex. He is paid under a consulting arrangement for his services and in 2003 his company, Riccio Consulting, received payments of $214,018.

o Capital Markets Advisory: Michael Brown is the principal of Capital Markets Advisory and he is a member of the Board of Directors of Crystallex. During 2003, Crystallex paid $160,000 to Capital Markets Advisory for providing investor relations and other corporate advisory services to the Company.

DIRECTORS' REMUNERATION

o Robert Fung: During 2003 Mr. Fung was paid $561,800, which was a one-time special bonus in recognition of Mr. Fung's contribution over the years to successfully securing the Las Cristinas properties.

o Harry Near: Harry Near is a member of the Board of Directors of Crystallex. During 2003 Mr. Near was paid $145,000, which was a one-time special bonus in recognition of Mr. Near's contribution over the years to successfully securing the Las Cristinas properties.

o David Matheson: David Matheson is a member of the Board of Directors of Crystallex. During 2003 Mr. Matheson was paid $75,000 for additional time and services as Chairman of the Audit Committee.



OUTSTANDING SHARE DATA

At April 12, 2004, 175,583,492 of common shares of Crystallex were issued and outstanding. In addition, at April 12, 2004, options to purchase 10,234,000 common shares of Crystallex were outstanding under the Company's option plan and, warrants to purchase 18,334,905 common shares of Crystallex were issued and outstanding.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

PROPERTY EVALUATIONS

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future


CRYSTALLEX ANNUAL REPORT 2003                                                51

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS (CONTINUED)
(in Canadian dollars, unless otherwise noted)


CRITICAL ACCOUNTING POLICIES AND ESTIMATES (CONTINUED)

PROPERTY EVALUATIONS (CONTINUED)

capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cashflows are less than the carrying amount.

CAPITALIZATION OF EXPLORATION AND DEVELOPMENT COSTS

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

COMMODITY DERIVATIVE CONTRACTS

The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions deferred credit and deferred charge, at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as an unrealized non-hedge derivative loss/gain.



NON-GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under U.S. GAAP, the total cash cost per ounce figure is similarly unchanged using U.S. GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation, capital expenditures and exploration costs.


52                                                 CRYSTALLEX ANNUAL REPORT 2003

Total cash costs per ounce sold may be reconciled to our Statement of Operations as follows:

C$,000                                                       2003                 2002                 2001
-------------------------------------------------------------------------------------------------------------

Operating Costs per Financial Statements               16,240,363           15,191,619           11,696,769

By-Product Credits                                             --                   --                   --

Reclamation and Closure Costs                                  --                   --                   --

Operating Costs for per Ounce Calculation              16,240,363           15,191,619           11,696,769

Ounces Sold                                                30,632               28,088               42,690

Total Cash Cost per Ounce                                  C$ 530               C$ 541               C$ 274

Average Annual C$/US$ F/X Rate                               1.40                 1.57                 1.55

Total  Cash  Cost  per Ounce Sold                         US$ 378              US$ 346              US$ 178
=============================================================================================================

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful development and integration of Company assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country-specific employment legislation and currency exchange fluctuation. The Company presents and updates in its public filings risk factors that it considers relevant and material to its business at the time of filing. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable work force.

LAS CRISTINAS PROPERTIES

Under Venezuelan mining law, all mineral deposits belong to the Republic of Venezuela and are assets of public domain. Mining activities are considered to be of national interest and the Ministry of Energy and Mines ("MEM") is the government branch empowered under Venezuelan mining law to administer and control all mining activities in the country. Mining may be carried on in only two ways: (a) through a mining concession granted by MEM to a third party or (b) directly by the government when, based upon public interest and pursuant to a decree, it reserves to itself specific minerals or areas to explore and exploit. While direct governmental exploitation requires that the government maintain ownership of the mineral, it does not require that it retain the administration of its development, exploitation and sale.

The rights of the Corporation to develop the Las Cristinas deposits are derived from: (a) a presidential decree which authorized the MEM to contract for the exploitation of the Las Cristinas deposits and an agreement between the MEM and the CVG authorizing the CVG to enter into a mine operation agreement with a third party and (b) a mine operation agreement between the CVG and the Corporation dated September 17, 2002 (the "Agreement"). Under the terms of the Agreement, the administration of the Las Cristinas deposits relating to gold, including its exploration, development, exploitation, commercialization and sale, has been granted exclusively to the Corporation as provided by the mining law of Venezuela.

CRYSTALLEX ANNUAL REPORT 2003                                                53

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS
(CONTINUED) (in Canadian dollars, unless otherwise noted)


RISK FACTORS (CONTINUED)

ALLEGED CLAIMS OF MINCA

In July, 1991, the CVG entered into a shareholders' agreement with Placer Dome which, among other things, granted Placer Dome the right to develop the Las Cristinas deposits. Pursuant to that agreement, MINCA was incorporated to explore and, if economically feasible, exploit the Las Cristinas deposits. In February, 1992, the CVG, in accordance with the foregoing agreement, entered into a mining contract with MINCA (the "MINCA Contract"). There was no gold produced by MINCA under the terms of the MINCA Contract and MINCA suspended its development activities. In August, 2000, Placer Dome, by agreement with the CVG, was given until July 15, 2001 to engage an investment bank to attempt to find an approved buyer or joint venture partner to put the Las Cristinas deposits into production. On or about July 13, 2001, Placer Dome purported to transfer its interest in MINCA to Vannessa Ventures Ltd. ("Vannessa") by transferring to Vannessa its share interest in Placer Dome de Venezuela C.A., a Venezuelan holding company which in turn held the controlling interest in MINCA. The CVG and the MEM have refused to recognize the transfer as a result of change of control restrictions in the shareholders' agreement. Subsequent to July 15, 2001, the CVG declared the MINCA Contract in default and gave notice to MINCA of the requisite cure period. After the end of the cure period, with the default still not cured, the CVG immediately instituted the necessary proceedings to formally and legally terminate the MINCA Contract. The MINCA Contract was terminated by the CVG on November 6, 2001 and, pursuant to the mining law of Venezuela, the mining assets related to the Las Cristinas deposits reverted to the Republic of Venezuela. On November 16, 2001, the CVG, together with a representative of MEM, a representative of the National Comptroller Office (who received the assets for the Republic of Venezuela) and a judge (who made a formal record of the proceedings) took possession of the assets. In March, 2002, the MEM passed Resolution 35 whereby the MEM declared the MINCA Contract terminated and repossessed the assets on behalf of the Republic of Venezuela. Presidential Decree No. 1,757 declared the Las Cristinas deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. The MEM and the CVG entered into an agreement for the development of the Las Cristinas deposits and the MEM authorized the CVG to enter into a mine operation agreement with a third party. Under the authority of Decree No. 1,757 and the contract with MEM, the CVG entered into the Agreement with the Corporation.

MINCA has claimed that the cancellation of the MINCA Contract was illegal. It has further challenged the validity of Resolution 35 and Decree No. 1,757 and has commenced legal actions in Venezuela disputing the CVG's legal authority for cancelling the MINCA Contract. The Corporation is confident that the cancellation of the MINCA Contract was done in accordance with all applicable Venezuelan laws. The Corporation is confident that the Agreement entered into between it and the CVG was approved in accordance with all applicable Venezuelan laws and is valid and enforceable against the CVG and the current and any future government administration in Venezuela. The Corporation has received legal opinions confirming this position and further confirming that any relief which might be granted in legal actions by MINCA currently admitted before the Venezuelan courts would not diminish the Corporation's rights under the Agreement.

Notwithstanding the foregoing, the Corporation cannot predict the outcome of the various MINCA legal actions and cannot provide any assurances that the legal challenges of MINCA or any other third parties will not impact the rights to the Las Cristinas deposits granted to the Corporation by the CVG pursuant to the Agreement. However, the Corporation has been advised by its Venezuelan counsel that in the remote event that a third party were successful in a legal action in respect of Las Cristinas, the successful party would only be entitled to monetary damages from the Venezuelan government and not to restitution of the Las Cristinas properties. This position is reinforced by the fact that the properties have been contracted to a third party, namely the Corporation.


54                                                 CRYSTALLEX ANNUAL REPORT 2003

LACK OF OWNERSHIP RIGHTS

Under the Agreement and in accordance with applicable Venezuelan mining laws, ownership of the Las Cristinas deposits belongs to the Republic of Venezuela. The Agreement does not transfer any property ownership rights to the Corporation and the right of the Corporation to develop the gold contained in the Las Cristinas deposits is contingent upon the Corporation continuing to meet its ongoing obligations thereunder. In the event that a breach of the Agreement occurred and was not cured by the Corporation, the breach could result in the CVG having the right to terminate the Agreement.

LACK OF COPPER RIGHTS

In addition to gold, the Las Cristinas deposits contain copper. Under the Agreement, the Corporation has rights to develop only the gold contained in the Las Cristinas deposits. Based on the feasibility study (which has been approved by the CVG) and following discussions with the CVG, the Corporation has determined that extracting and processing the copper contained in the Las Cristinas deposits would detract from the project economics. The Corporation does not require the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold as contemplated under the feasibility study and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Corporation does not believe that the MEM would do so, the MEM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

o if the MEM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MEM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Agreement to negotiate the exploitation of the copper with the Corporation; and

o if the MEM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Corporation's right under the Agreement to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

If the MEM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MEM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MEM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MEM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right under the Agreement to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party's right to exploit the copper.

ADDITIONAL FUNDING REQUIREMENTS

Under the terms of the Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant, to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Agreement. In order to develop the Las Cristinas project and its other


CRYSTALLEX ANNUAL REPORT 2003                                                55

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS (CONTINUED)
(in Canadian dollars, unless otherwise noted)


RISK FACTORS (CONTINUED)

ADDITIONAL FUNDING REQUIREMENTS (CONTINUED)

mining projects, the Corporation will need to raise additional financing which may include one or more of non-recourse project debt, mezzanine debt and additional equity financing. The Corporation currently has limited financial resources and there is no assurance that sufficient additional financing will be available to the Corporation or its direct and indirect subsidiaries on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. Failure to obtain such additional financing could result in the delay or indefinite postponement of the exploration and development of the Corporation's mining projects and could lead to the Corporation defaulting under the Agreement.

ORE RESERVES AND RESERVE ESTIMATES

The Corporation's business relies upon the accuracy of its determination as to whether a given deposit has significant mineable minerals. The Corporation's reported mineral reserves and resources are only estimates. No assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Corporation's profitability in any particular accounting period. If the Corporation's estimates are incorrect, it will not correctly allocate its resources, causing it either to spend too many resources at what could be a less than economic deposit or to fail to mine what could be a significant deposit. Investors should note that certain points of the technical information included in the Corporation's AIF have been prepared in accordance with U.S. standards without reconciliation to Canadian standards.

TITLE TO MINERAL PROPERTIES

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Corporation has investigated its title to all of the properties for which it holds concessions or other mineral leases or licenses, the Corporation cannot give an assurance that title to such properties will not be challenged or impugned. The Corporation can never be certain that it will have valid title to its mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. The Corporation does not carry title insurance on its properties. A successful claim that the Corporation does not have title to a property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above, the Agreement does not convey title to the Las Cristinas properties. Rather, the Corporation has been granted the right to develop and exploit the Las Cristinas deposits pursuant to the Agreement.

GOLD PRICE RISK

Gold prices historically have fluctuated widely and are affected by numerous external factors beyond the Corporation's control. Between 1998 and 2003, the gold price fluctuated from a low of US$253 to a high of US$416.

The gold price is affected by numerous factors, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales


56                                                 CRYSTALLEX ANNUAL REPORT 2003
by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities.

The profitability of the Corporation's operations, its revenues and its cash flow are significantly affected by changes in the gold price. If gold prices decline for a significant period below the cost of production of any or all of the Corporation's operations, it may not be economically feasible to continue production at such properties. This would materially affect production, profitability and the Corporation's financial position. A decline in the market price of gold may also require the Corporation to write down its mineral reserves which would have a material and adverse effect on its earnings and profitability. Should any significant write-downs in reserves be required, material write-downs of the Corporation's investment in the affected mineral properties and increased amortization, reclamation and closure charges may be required. Accordingly, even if the Corporation discovers and produces commercial amounts of gold, the Corporation cannot give any assurance that gold prices will be high enough for the Corporation to sell the gold profitably.

The market price of the Common Shares is also affected by fluctuations in the price of gold.

RISK OF GOLD HEDGING ACTIVITIES

The Corporation has entered into forward contracts and written call options to sell a portion of the gold that it anticipates it will produce at its mines. These contracts obligate the Corporation to sell the gold at a price set when it enters into the contract, regardless of the price when the Corporation actually mines the gold. Accordingly, there is a risk that the price of gold is higher at the time the Corporation mines the gold than when it enters into the contracts, so that the Corporation must sell the gold at a lower price than it could have received if it did not enter into the contracts. In addition, if the Corporation is not able to produce and deliver the amount of gold that it agreed on in the contracts, it will be required to buy gold at market prices to satisfy its contract obligations. These market prices may be higher than the agreed-upon delivery prices or higher than the Corporation's production costs. Further, in respect of the forward contracts, the entity contracting to buy the gold from the Corporation could default, which means that if the contract price is higher than the market price at the time of delivery, the Corporation will not likely be able to resell the gold at the higher price.

EXPLORATION, DEVELOPMENT AND OPERATING RISK

The business of exploring for and mining minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. The Corporation has relied on and may continue to rely on consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development will be obtained on a timely basis. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined and metals recovered, fluctuations in metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable


CRYSTALLEX ANNUAL REPORT 2003                                                57

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS (CONTINUED)
(in Canadian dollars, unless otherwise noted)


RISK FACTORS (CONTINUED)

EXPLORATION, DEVELOPMENT AND OPERATING RISK (CONTINUED)

terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There is no assurance that the Corporation's mineral exploration, development and acquisition activities will be successful.

The operations of the Corporation may also be affected by the presence of illegal miners (something which is not uncommon in the gold-mining areas of the Guyana Shield area of Venezuela, Guyana, Brazil, Suriname and French Guiana). Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the operations of the Corporation will not be adversely affected by the presence of illegal miners.

POLITICAL AND FOREIGN RISK

Political and related legal and economic uncertainty may exist in countries where the Corporation may operate. The Corporation's mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry.

Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Corporation's projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Recent and ongoing political unrest in Venezuela, including civil disturbances, fuel shortages, currency and exchange controls, and labour strikes, has not yet had any material impact on the Corporation's operations. However, there can be no assurance that the Corporation's operations will not be adversely affected in the future, particularly if these conditions continue for an extended period of time.

The Company does not maintain political risk insurance.

UNINSURABLE RISKS

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against environmental risks.

COMPETITION

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.


58                                                 CRYSTALLEX ANNUAL REPORT 2003

DEPENDENCE ON LIMITED MINING OPERATIONS

Following the completion of the sale of its mining operations in Uruguay, the Corporation's operations at the La Victoria and Tomi mines and the Revemin Mill (in Venezuela) will account for substantially all of the Corporation's mineral production and revenue. Any adverse development affecting these operations would have a material adverse effect on the Corporation's financial performance and results of operations.

PRODUCTION RISKS

The Corporation prepares estimates of future gold production for its operations. The Corporation cannot give any assurance that it will achieve its production estimates. The failure to meet these estimates could have a material and adverse effect on any or all of its immediate future cash flows, profitability, results of operations and financial condition.

The Corporation's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Corporation to cease production. Each of these factors also applies to the Corporation's sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

ENVIRONMENTAL REGULATION AND LIABILITY

The Corporation's activities are subject to laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic, or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties or the suspension or closure of mining operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation's properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Corporation does not maintain environmental liability insurance.


CRYSTALLEX ANNUAL REPORT 2003                                                59

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
AND OPERATING RESULTS (CONTINUED)
(in Canadian dollars, unless otherwise noted)


RISK FACTORS (CONTINUED)

ENVIRONMENTAL REGULATION AND LIABILITY (CONTINUED)

The Las Cristinas properties are located within the Imataca Forest Reserve. The presidential decree regulating the Imataca region recognizes mining activities as a permitted use in the Forest Reserve and establishes the framework for the mining activities which may take place within the region. That presidential decree has been the subject of legal challenges before the Venezuelan courts since 1997. Pending resolution thereof, the Venezuelan courts issued an interim order that no new mining concessions or rights could be granted in respect of the region. The Corporation has been advised by its Venezuelan counsel that the interim order is not applicable to existing and previously obtained mining rights and, because mining rights in relation to the Las Cristinas deposits predate the interim order, the restrictions in the interim order do not apply to the Corporation's mining rights in relation to the Las Cristinas deposits. The Corporation has been advised that this is the official position of the MEM. Accordingly, the interim order should not impact the Corporation's Agreement or the rights granted thereunder. Nevertheless, there can be no assurances that the final ruling of the Venezuelan courts on this matter will not impose restrictions on mining activities within the Imataca Forest Reserve and it is possible that such restrictions could be retroactive in nature.

OTHER REGULATIONS AND PERMITS

Government regulations significantly affect the Corporation's mining operations. The Corporation's domestic and foreign mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which the Corporation has properties regulates mining activities. The Corporation generally requires permits from authorities in these jurisdictions to authorize the Corporation's operations. These permits relate to virtually every aspect of the Corporation's exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to the Corporation or its properties, which could have a significant adverse impact on the Corporation's current operations or planned exploration and development projects. Obtaining necessary permits can be a complex, time-consuming process and the Corporation cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

CURRENCY FLUCTUATIONS

Currency fluctuations may affect the costs that the Corporation incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation's operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where the Corporation has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect the Corporation's profitability and financial condition.

The Company's Venezuelan operations are currently subject to currency and exchange controls. These government-imposed controls may adversely affect the Company by restricting the Company's ability to repatriate funds.


60                                                 CRYSTALLEX ANNUAL REPORT 2003

RECENT LOSSES AND WRITE-DOWNS

The Corporation incurred a net loss in 2003 and, after restatement of its audited consolidated financial statements for 2002, incurred net losses in each of 2002 and 2001. The Corporation's profitability depends, among other things, on the price of gold, gold production, cash operating costs, and other factors discussed in this section of the Annual Report. Substantially all of these factors are beyond the control of the Corporation and there can be no assurance that the Corporation will return to profitability in the near future.

As part of the preparation of its audited financial statements for the year ended December 31, 2003, the Corporation undertook a detailed review of the carrying value of each of its mineral properties as well as related deferred exploration costs and its plant and equipment. The review resulted in a $23.0-million write-down of mineral properties, of which $18.8 million was related to the La Victoria property and the balance to various exploration properties. As described in the Operation Review section of this Annual Report, the Company is addressing low gold recoveries at La Victoria by further drilling and evaluating the viability of treating refractory ore with the Bio-Oxidation process.

In 2003, the Corporation undertook a similar evaluation of the carrying value of each of its mineral properties, deferred exploration costs and its plant and equipment. The result of the review led the Corporation to record provisions in its 2002 audited financial statements aggregating C$36.7 million to reduce the reported values of various properties, plant and equipment.

RESTRICTIONS IN LOAN FACILITY

The Corporation's loan facility requires that the Corporation maintain specific financial ratios and satisfy financial condition tests. Events beyond the control of the Corporation, including changes in general economic and business conditions, may affect the Corporation's ability to satisfy these covenants, which could result in a default under the loan facility. If an event of default under the facility occurs, the lender could elect to declare all principal amounts outstanding thereunder, together with accrued interest, to be immediately due and payable and to enforce its security over substantially all property relating to the Tomi properties, the Revemin Mill and the Corporation's share interest in El Callao Mining Corp.

REGULATORY RISKS

The Corporation currently has outstanding two registration statements filed with the SEC in connection with the registration of securities of the Corporation issued in 2002 and 2003 on a private placement basis. The registration statements are the subject of an ongoing "full review" by the SEC. As at the date of this Annual Report, these registration statements have not been declared effective by the SEC. As a result of this review, the Corporation could be required to revise the disclosure or restate the financial statements included in the registration statements or other reports (including the AIF) filed with the SEC. As at the date of this Annual Report, the Corporation is not aware of any matter currently under discussion with the SEC or proposed in response to any of the comments received by the SEC which would make the disclosure contained or incorporated by reference in this Annual Report untrue or incorrect in any material respect.


CRYSTALLEX ANNUAL REPORT 2003                                                61

INDEPENDENT AUDITORS' REPORT



To the Shareholders of
Crystallex International Corporation


We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three--year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.



/s/ Deloitt & Touche LLP
Chartered Accountants

Toronto, Ontario
April 14, 2004


62                                                 CRYSTALLEX ANNUAL REPORT 2003

CONSOLIDATED BALANCE SHEETS
As at December 31 (Expressed in Canadian dollars)




                                                      2003             2002
-------------------------------------------------------------------------------

ASSETS
CURRENT
  Cash and cash equivalents                       $  33,863,448   $   5,695,130
  Accounts receivable - trade                         1,112,563       2,332,437
  Accounts receivable - other (Note 13)               2,700,000              --
  Production inventories (Note 3)                     2,263,767       8,544,920
  Prepaid expenses and other                          1,219,029         745,730
  Due from related parties (Note 9)                          --          88,164
-------------------------------------------------------------------------------
                                                     41,158,807      17,406,381
INVESTMENT (Note 4)                                          --         729,329
PROPERTY, PLANT AND EQUIPMENT (Note 5)              132,171,443     154,303,830
DEFERRED CHARGE (Note 14)                                    --       7,765,576
DEFERRED FINANCING FEES (Note 6)                        194,598       2,162,868
-------------------------------------------------------------------------------
TOTAL ASSETS                                      $ 173,524,848   $ 182,367,984
-------------------------------------------------------------------------------

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities        $   9,005,683   $  17,385,724
  Due to related parties                                     --         245,925
  Current portion of deferred credit (Note 14)       26,117,994      11,401,347
  Current portion of long-term debt (Note 7)          1,335,344       7,850,256
-------------------------------------------------------------------------------
                                                     36,459,021      36,883,252
RECLAMATION PROVISION                                        --       1,048,726
LONG-TERM DEBT (Note 7)                               8,373,406      26,206,277
DEFERRED CREDIT (Note 14)                            26,490,059      35,001,677
-------------------------------------------------------------------------------
                                                     71,322,486      99,139,932
-------------------------------------------------------------------------------
MINORITY INTEREST                                       143,517         143,517
-------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 14)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 8)                              257,149,521     193,349,000
SPECIAL WARRANTS (Note 8)                            16,282,987       4,557,450
EQUITY COMPONENT OF CONVERTIBLE NOTES (Note 7)               --       3,878,322
CONTRIBUTED SURPLUS (Note 8)                         36,007,442       5,801,535
DEFICIT                                            (207,381,105)   (124,501,772)
-------------------------------------------------------------------------------
                                                    102,058,845      83,084,535
-------------------------------------------------------------------------------
                                                  $ 173,524,848   $ 182,367,984
-------------------------------------------------------------------------------


/s/ Todd Bruce                          /s/ Johan van't Hof
Todd Bruce                              Johan van't Hof
Director                                Director


The accompanying notes are an integral part of the consolidated financial statements.


CRYSTALLEX ANNUAL REPORT 2003                                                 63

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31 (Expressed in Canadian dollars)


                                                                     2003                 2002                2001
----------------------------------------------------------------------------------------------------------------------

MINING REVENUE                                                  $ 15,566,511         $ 13,317,819         $ 16,005,855
----------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
  Operations                                                      16,240,363           15,191,619           11,696,769
  Amortization                                                     1,419,589            1,091,823            1,300,675
  Depletion                                                        2,761,533            2,132,964            2,214,550
----------------------------------------------------------------------------------------------------------------------
                                                                  20,421,485           18,416,406           15,211,994
----------------------------------------------------------------------------------------------------------------------
OPERATING (LOSS) INCOME                                           (4,854,974)          (5,098,587)             793,861
----------------------------------------------------------------------------------------------------------------------

OTHER EXPENSES
  Amortization                                                       365,135              329,288              471,530
  Interest on long-term debt                                       1,299,928            2,148,453              984,631
  General and administrative                                      22,387,757            8,985,885            4,767,348
----------------------------------------------------------------------------------------------------------------------
                                                                  24,052,820           11,463,626            6,223,509
----------------------------------------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE LOSS (Note 14)                              (21,684,044)         (34,810,096)            (310,822)
----------------------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                                          (50,591,838)         (51,372,309)          (5,740,470)
----------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
  Interest and other income                                          263,631               77,509              107,325
  Foreign exchange (loss) gain                                    (4,467,528)             918,078           (1,947,803)
  Loss on sale and write-down of marketable securities              (216,486)            (210,572)          (2,003,338)
  Write-down of mineral properties (Note 5)                      (23,014,421)          (2,134,678)         (25,001,776)
  Minority interest                                                       --                   --              169,800
----------------------------------------------------------------------------------------------------------------------
                                                                 (27,434,804)          (1,349,663)         (28,675,792)
----------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                                  (78,026,642)         (52,721,972)         (34,416,262)
LOSS FROM DISCONTINUED OPERATIONS (Note 13)                       (4,027,210)          (3,737,840)          (8,136,179)
----------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                           $(82,053,852)        $(56,459,812)        $(42,552,441)
----------------------------------------------------------------------------------------------------------------------

BASIC NET LOSS PER SHARE
  Continuing operations                                         $      (0.67)        $      (0.63)        $      (0.50)
  Discontinued operations                                              (0.03)               (0.04)               (0.12)
----------------------------------------------------------------------------------------------------------------------
                                                                $      (0.70)        $      (0.67)        $      (0.62)
----------------------------------------------------------------------------------------------------------------------

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING              118,309,198           84,441,287           69,117,738
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


64                                                 CRYSTALLEX ANNUAL REPORT 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December (Expressed in Canadian dollars)


                                                                     2003                  2002                2001
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Loss for the year - continuing operations                       $(78,026,642)        $(52,721,972)        $(34,416,262)
Adjustments to reconcile loss to net cash used
  in operating activities:
  Amortization and depletion                                       4,546,257            3,554,075            3,986,755
  Unrealized foreign exchange loss                                   691,768            4,237,293            2,377,045
  Gain on loan conversion                                                 --                   --             (996,913)
  Interest on long-term debt                                              --                  327              347,690
  Management and consulting fees                                   2,011,457              110,955              193,739
  Minority interest                                                       --                   --             (169,800)
  Unrealized non-hedge derivative loss                            19,352,704           34,187,017            4,119,293
  Loss on sale and write-down of marketable securities               216,486              210,572            2,003,338
  Write-down of mineral properties                                23,014,421            2,134,678           25,001,776

Changes in other operating assets and liabilities
  (net of effects from purchase of subsidiaries):
  (Increase) decrease in accounts receivable                      (2,576,107)             352,181             (868,888)
  Increase in production inventories                              (1,499,936)            (609,009)          (1,559,387)
  (Increase) decrease in prepaid expenses and other                 (962,166)             976,023              850,025
  Decrease (increase) in due from related parties                     88,164             (115,256)              26,883
  (Decrease) increase in accounts payable and accrued
    liabilities                                                     (918,533)           1,738,312              321,396
  (Decrease) increase in due to related parties                     (245,925)             247,485              145,322
  Increase in deferred credit                                             --            1,148,771            2,955,493
----------------------------------------------------------------------------------------------------------------------
                                                                 (34,308,052)          (4,548,548)           4,317,505
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of subsidiaries (net of cash acquired)                         --                   --           (5,349,761)
  Purchase of property, plant and equipment                      (12,298,887)         (42,236,842)          (9,631,340)
  Sale (purchase) of marketable securities                           512,841              (64,000)              (8,000)
----------------------------------------------------------------------------------------------------------------------
                                                                 (11,786,046)         (42,300,842)         (14,989,101)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares for cash                               9,403,552            7,284,107            9,743,922
  Special warrants and warrants                                   61,688,921            4,557,450                   --
  Debt borrowings                                                  4,052,842           30,365,399           11,607,595
  Debt repayments                                                 (2,048,247)            (771,120)                  --
  Deferred financing fees                                                 --           (2,005,074)          (1,292,102)
----------------------------------------------------------------------------------------------------------------------
                                                                  73,097,068           39,430,762           20,059,415
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM CONTINUING OPERATIONS                             27,002,970           (7,418,628)           9,387,819
CASH FLOWS FROM DISCONTINUED OPERATIONS                            1,165,348           (1,296,073)             603,570
----------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  28,168,318           (8,714,701)           9,991,389
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                       5,695,130           14,409,831            4,418,442
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $ 33,863,448         $  5,695,130         $ 14,409,831
----------------------------------------------------------------------------------------------------------------------

Supplemental disclosure with respect to cash flows (Note 11).

The accompanying notes are an integral part of the consolidated financial statements.


CRYSTALLEX ANNUAL REPORT 2003                                                65

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31 (Expressed in Canadian dollars)





                                                    Number of                  Number of
                                                     Common                      Special
                                                     Shares        Amount       Warrants       Amount
--------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                         59,154,22  $130,668,458    1,025,000    $1,387,809
  Shares issued:
    On exercise of options                             340,000       468,700           --            --
    On conversion of warrants                        1,460,443     2,318,889           --            --
    For directors' fees                                 65,466       104,550           --            --
    For legal fees                                   1,200,000     2,385,000           --            --
    For El Callao                                    3,987,535     5,150,520           --            --
    For Las Cristinas                                1,035,689     2,597,247           --            --
    On conversion of notes                           3,199,055     3,803,591           --            --
    On settlement of bank loan                       4,701,615    13,214,573           --            --
    For broker fees                                     67,059        89,189           --            --
  Warrants issued with convertible notes                    --            --           --            --
  Conversion of special warrants                     1,025,000     1,387,809   (1,025,000)   (1,387,809)
  Shares and warrants issued for private             3,111,111     3,162,042           --            --
    placement
  Warrants expired during the year                          --            --           --            --
  Equity component of convertible notes                     --            --           --            --
  Net loss for the year                                     --            --           --            --
Balance at December 31, 2001                        79,347,191    65,350,568           --            --
  Shares issued:
    On exercise of options                           1,104,500     1,615,650           --            --
    On conversion of warrants                        2,495,125     6,251,422           --            --
    For directors' fees                                 42,612       110,955           --            --
    For mineral property                               282,554       873,182           --            --
    For El Callao dispute settlement                   677,711     1,714,609           --            --
    For finder's fee                                    35,430        78,655           --            --
    On conversion of notes                           7,737,152    17,353,959           --            --
  Special warrants issued for cash                          --            --    2,252,500     4,557,450
  Warrants issued with convertible notes                    --            --           --            --
  Equity component of convertible notes                     --            --           --            --
  Net loss for the year                                     --            --           --            --
--------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                        91,722,271    93,349,000    2,252,500     4,557,450
  Shares issued:
    On exercise of options                             270,000       442,500           --            --
    On conversion of warrants                        4,803,457    11,169,788           --            --
    For directors'                        fees          40,080        82,523           --            --
    In settlement of mineral property dispute          229,283       732,934           --            --
    For settlement of bank loan and bank fees        2,348,184     2,897,002           --            --
    For financial advisory fees                        350,000       863,000           --            --
    For finder's fee                                    61,695       157,856           --            --
    For legal fees                                   1,281,124     2,969,416           --            --
    On conversion of notes                          17,036,967    23,950,966           --            --
  Conversion of special warrants                    17,260,455    20,534,536  (17,260,455)  (20,534,531)
  Special warrants and warrants issued for cash             --            --   27,807,955    32,260,073
  Warrants issued for consulting fee                        --            --           --            --
  Warrants issued with convertible notes                    --            --           --            --
  Warrants issued with promissory notes                     --            --           --            --
  Warrants expired during the year                          --            --           --            --
  Options issued to non--employees                          --            --           --            --
  Warrants extended during the year                         --            --           --            --
  Net loss for the year                                     --            --           --            --
--------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                       135,403,523  $257,149,521   12,800,000   $16,282,987
--------------------------------------------------------------------------------------------------------


                                                                                                  Equity
                                                                                               Component of
                                                     Number of     Contributed                 Convertible
                                                      Warrants       Surplus        Deficit        Notes          Total
-------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                          8,994,000      $631,506    $(25,489,519)        $ --   $107,198,254
  Shares issued:
    On exercise of options                                   --            --              --           --        468,700
    On conversion of warrants                        (1,460,443)           --              --           --      2,318,889
    For directors' fees                                      --            --              --           --        104,550
    For legal fees                                           --            --              --           --      2,385,000
    For El Callao                                            --            --              --           --      5,150,520
    For Las Cristinas                                        --            --              --           --      2,597,247
    On conversion of notes                                   --            --              --           --      3,803,591
    On settlement of bank loan                               --            --              --           --     13,214,573
    For broker fees                                          --            --              --           --         89,189
  Warrants issued with convertible notes              2,666,938        84,105              --           --         84,105
  Conversion of special warrants                             --            --              --           --             --
  Shares and warrants issued for private              3,111,111     3,699,935              --           --      6,861,977
    placement
  Warrants expired during the year                   (2,333,334)           --              --           --             --
  Equity component of convertible notes                      --            --              --    1,557,302      1,557,302
  Net loss for the year                                      --            --     (42,552,441)          --    (42,552,441)
Balance at December 31, 2001                         10,978,272     4,415,546     (68,041,960)   1,557,302    103,281,456
  Shares issued:
    On exercise of options                                   --            --              --           --      1,615,650
    On conversion of warrants                        (2,495,125)     (572,804)             --           --      5,678,618
    For directors' fees                                      --            --              --           --        110,955
    For mineral property                                     --            --              --           --        873,182
    For El Callao dispute settlement                         --            --              --           --      1,714,609
    For finder's fee                                         --            --              --           --         78,655
    On conversion of notes                                   --            --              --   (1,557,302)    15,796,657
  Special warrants issued for cash                           --            --              --           --      4,557,450
  Warrants issued with convertible notes              3,195,023     1,958,793              --           --      1,958,793
  Equity component of convertible notes                      --            --              --    3,878,322      3,878,322
  Net loss for the year                                      --            --     (56,459,812           --    (56,459,812)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                         11,678,170     5,801,535    (124,501,772)   3,878,322     83,084,535
  Shares issued:
    On exercise of options                                   --            --              --           --        442,500
    On conversion of warrants                        (4,803,457)   (2,208,736)             --           --      8,961,052
    For directors'                        fees               --            --              --           --         82,523
    In settlement of mineral property dispute                --            --              --           --        732,934
    For settlement of bank loan and bank fees                --            --              --           --      2,897,002
    For financial advisory fees                              --            --              --           --        863,000
    For finder's fee                                         --            --              --           --        157,856
    For legal fees                                           --            --              --           --      2,969,416
    On conversion of notes                                   --            --              --   (3,878,322)    20,072,644
  Conversion of special warrants                             --            --              --           --             --
  Special warrants and warrants issued for cash      13,903,977     29,428,84              --           --     61,688,921
  Warrants issued for consulting fee                    900,000     1,379,985              --           --      1,379,985
  Warrants issued with convertible notes                150,000       278,057              --           --        278,057
  Warrants issued with promissory notes                 450,000       241,261              --           --        241,261
  Warrants expired during the year                   (2,235,918)           --              --           --             --
  Options issued to non--employees                           --       261,011              --           --        261,011
  Warrants extended during the year                          --       825,481        (825,481)          --             --
  Net loss for the year                                      --            --     (82,053,852)          --    (82,053,852)
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                         20,042,772   $36,007,442   $(207,381,105)  $       --   $102,058,845
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


66                                                 CRYSTALLEX ANNUAL REPORT 2003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2002 and 2001(Expressed in Canadian dollars)


1. NATURE OF OPERATIONS

   Crystallex International Corporation ("Crystallex" or "the Company") is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted in Venezuela.

2. SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

   The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada and, except as described in Note 17, conform in all material respects with accounting principles generally accepted in the United States of America.

   The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows:

   PRINCIPLES OF CONSOLIDATION

   These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All inter-company balances and transactions have been eliminated.

   TRANSLATION OF FOREIGN CURRENCIES

   The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

   Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

   CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

   MARKETABLE SECURITIES

   Marketable securities are carried at the lower of cost and market value.

   LONG-TERM INVESTMENT SECURITIES

   Long-term investment securities are carried at cost and written down when there has been an other than temporary decline in value. The unrealized loss is recognized in the determination of net loss.

   ALLOWANCE FOR DOUBTFUL ACCOUNTS

   The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2003 and December 31, 2002.

   PLANT AND EQUIPMENT

   Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly in exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods, not to exceed the estimated life of mine:


CRYSTALLEX ANNUAL REPORT 2003                                                 67

December 31, 2003, 2002 and 2001(Expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   PLANT AND EQUIPMENT (CONTINUED)
      Buildings                                           5 years
      Field vehicles                                      5 years
      Furniture and equipment                             5 years
      Mill and plant                                     20 years
      Mining equipment                                   10 years

   MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

   Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

   PROPERTY EVALUATIONS

   The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

   Non-producing mineral properties are evaluated for impairment based on management's intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

   PRODUCTION INVENTORIES

   Gold in dore, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

   Consumables and spare parts inventory are valued at the lower of average and replacement cost.

   INCOME TAXES

   The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company recognizes a future income tax asset when it appears more likely than not that some or all of the future income tax assets will be realized.

   RECLAMATION COSTS

   The Company's subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.


68                                                 CRYSTALLEX ANNUAL REPORT 2003

REVENUE RECOGNITION

Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

DEFERRED FINANCING FEES

Costs related to the Company's debt financings are deferred and amortized over the term of the related financing.

INCOME/LOSS PER SHARE

Income/loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted income per share is calculated using the treasury stock method.

COMMODITY DERIVATIVE CONTRACTS

The Company uses commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheets, under the captions deferred credit and deferred charge, at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the Statement of Operations in the period of the change or settlement as a non-hedge derivative loss/gain.

STOCK-BASED COMPENSATION PLAN

The Company has a stock option plan for employees and directors. The Company records no compensation expense in the Statement of Operations on the date of granting the options to the employees under the plan. The Company does however, disclose additional information for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, using the fair value-based method.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

RECLASSIFICATION

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.


CRYSTALLEX ANNUAL REPORT 2003                                                 69

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


3. PRODUCTION INVENTORIES
                                                         2003             2002
   -----------------------------------------------------------------------------
   Gold in dore                                      $  847,800       $  870,186
   Gold in process                                      208,375          663,882
   Stockpiled ore                                       230,994          141,117
   Consumables and spare parts                          976,598        6,869,735
   -----------------------------------------------------------------------------
                                                     $2,263,767       $8,544,920
   -----------------------------------------------------------------------------


4. INVESTMENT

   The Company acquired the common shares of a publicly listed company in prior years, with the intention of holding these shares as a long-term investment. These shares were disposed of during 2003. The quoted market value of the long-term investment at December 31, 2002 was $816,000.


5. PROPERTY, PLANT AND EQUIPMENT

   The components of property, plant and equipment at December 31, are as follows:

                                                                                       2003
   -------------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                                 Cost,         Amortization                  Net
                                                                Net of                  and                 Book
                                                            Write-Down            Depletion                Value
   -------------------------------------------------------------------------------------------------------------

   PLANT AND EQUIPMENT                                    $ 21,043,180         $  5,645,397         $ 15,397,783
   MINERAL PROPERTIES                                      117,093,989            5,417,228          111,676,761
   DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES         5,980,277              883,378            5,096,899
   -------------------------------------------------------------------------------------------------------------
                                                          $144,117,446         $ 11,946,003         $132,171,443
   -------------------------------------------------------------------------------------------------------------

                                                                                       2002
   -------------------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                                 Cost,         Amortization                  Net
                                                                Net of                  and                 Book
                                                            Write-Down            Depletion                Value
   -------------------------------------------------------------------------------------------------------------

   Plant and equipment                                    $ 60,435,141         $ 36,751,308         $ 23,683,833
   Mineral properties                                      126,937,198            5,082,643          121,854,555
   Deferred exploration and development expenditures        10,232,150            1,466,708            8,765,442
   -------------------------------------------------------------------------------------------------------------
                                                          $197,604,489         $ 43,300,659         $154,303,830

   Costs of mineral properties represent acquisition costs, net of write-downs, related to the following:

                                                                                   2003                 2002
   -------------------------------------------------------------------------------------------------------------

   Albino 1 Concession                                                         $  7,338,381         $  7,338,381
   Bolivar Goldfields Properties                                                 15,699,956           15,699,956
   Cristinas Concessions                                                         94,055,652           81,004,253
   El Callao Properties                                                                  --           19,478,031
   Santa Elena, San Miguel and Carabobo Concessions                                      --            3,416,577
   -------------------------------------------------------------------------------------------------------------
                                                                                117,093,989          126,937,198
   Less: Accumulated depletion                                                   (5,417,228)          (5,082,643)
   -------------------------------------------------------------------------------------------------------------
                                                                               $111,676,761         $121,854,555
   -------------------------------------------------------------------------------------------------------------

   Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.


70                                                 CRYSTALLEX ANNUAL REPORT 2003

   Annually, the Company reviews the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. The results of this review revealed that the carrying values for the El Callao Properties and the Santa Elena, San Miguel and Carabobo Concessions were in excess of their estimated future undiscounted net cash flows. As a result, the Company recorded a write-down to the El Callao mineral properties and deferred exploration and development expenditures of $18,832,345, and to the Santa Elena, San Miguel and Carabobo mineral properties and deferred exploration and development expenditures of $4,182,076. In total, write-downs amounting to $23,014,421 (2002 - $2,134,678; 2001 - $25,001,776) were included within the Statement of Operations.

   ALBINO 1 CONCESSION

   The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. A 1% Net Smelter Return Royalty is payable to the Venezuelan Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

   BOLIVAR GOLDFIELDS PROPERTIES

   The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This includes the Tomi concession, Revemin Mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II, the Belen II, and the Marwani 1,2,5,6,7,9, and 11 concessions in the El Callao greenstone belt in Venezuela.

   The Company has not yet submitted feasibility studies for the Marwani 1,2,5,6,7,9, and 11 concessions but has requested extensions of time for their presentation. If the extension is not granted, the concession rights to the Marwani property could be revoked. The Company believes the extensions will be granted as it is common practice to grant such extensions; however, there is no assurance of this.

   CRISTINAS CONCESSIONS

   In November, 2001, the Corporacion Venezolana de Guayana ("CVG") terminated a contract with a third party for the exploitation of the Las Cristinas deposits. In March, 2002, the Venezuelan Ministry of Energy and Mines ("MEM") passed a resolution repossessing the Cristinas Concessions on behalf of the Republic of Venezuela which in turn declared the underlying deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. Subsequently, the MEM and the CVG entered into an agreement for the development of the deposits, authorizing the CVG to enter into a mine operating contract with a third party.

   On September 17, 2002, the Company entered into a non-assignable mining agreement (the "Agreement") with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. The Agreement provides to the Company the full right to develop and exploit the Las Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions (Note 14).

   The aggregate cost incurred by the Company to December 31, 2003 to obtain the right to exploit the area is $94,055,652, represented by $72,184,179 of payments in cash and $21,871,473 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders' fees of $46,743,852 ($32,280,068 cash; and $14,463,784 through shares) and professional fees and related expenses of $47,311,800 ($39,904,111 cash; and $7,407,689 through shares). Share issuances are valued at the prior 5-day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (law firms, partners of whom are directors of the Company - Note 9) of $3,895,582 during the year ended December 31, 2003 (2002 - $13,144,975; 2001 -
   $3,129,283) and travel and administrative costs of $454,007 during the year ended December 31, 2003 (2002 - $409,489; 2001 - $325,728).


CRYSTALLEX ANNUAL REPORT 2003                                                 71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


5. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

   EL CALLAO PROPERTIES

   By an agreement with Bema dated September 12, 2000 and concurrently with the completion of the February 27, 2001 acquisition of El Callao Mining Corp. ("ECM"), the Company acquired 79.4% of the outstanding shares of ECM and, from Bema, certain assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela comprised of the following:

   CENTRAL PROPERTY

   Subsequent to the acquisition of ECM by the Company, ECM, through its wholly owned subsidiary, ECM Venco Ltd., and Corporacion Vengroup S.A. ("Vengroup"), the owner of the remaining 49% interest in the El Callao properties, agreed to waive certain obligations with respect to the development of the La Victoria concession in the Central Property, including the requirement of a first feasibility study in order to allow the Company to commence production. As consideration, the Company paid the last two payments related to the La Victoria concessions (US$2,150,000) under the terms of the original purchase agreement for the El Callao properties.

   ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to a 3% net smelter return royalty.

   SURROUNDING GROUND

   The mining rights to the Surrounding Ground, held by a 70% owned indirect subsidiary of ECM, required ECM to make an initial payment of US$500,000 (US$250,000 of which has been paid to date) and to fund minimum exploration expenditures of US$3,000,000 over five years from the time certain environmental permits are granted.

   As at December 31, 2003, ECM has expended US$1,182,626 (December 31, 2002 - US$1,026,522) toward the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

   SANTA ELENA, SAN MIGUEL AND CARABOBO CONCESSIONS

   The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary owns 80% of the joint venture and ACOMISUR owns 20%, with the Company's subsidiary being the operator. During the year ended December 31, 2003, the carrying value of this property was written off.


6. DEFERRED FINANCING FEES

   Deferred financing fees of $194,598, net of accumulated amortization of $199,133 (December 31, 2002 - $2,162,868, net of accumulated amortization of $312,647) relate to costs incurred in the issuance of convertible notes and for a non-recourse credit facility.

   During the year ended December 31, 2003, the remaining unamortized deferred financing fees of $1,840,836 that related to convertible notes that were converted during the year, were treated as a reduction of the associated share capital value assigned to the common shares issued on conversion of the respective notes.


72                                                 CRYSTALLEX ANNUAL REPORT 2003

7. LONG-TERM DEBT
                                                         2003              2002
   ----------------------------------------------------------------------------

   Bank loans                                     $ 9,708,750       $16,916,484
   Convertible notes                                       --        17,140,049
   ----------------------------------------------------------------------------
                                                    9,708,750        34,056,533
   Less: Current portion of long-term debt         (1,335,344)       (7,850,256)
   ----------------------------------------------------------------------------
                                                  $ 8,373,406       $26,206,277
   ----------------------------------------------------------------------------


   BANK LOANS

   On October 12, 2001 an amended and restated loan agreement was signed between the Company's sub-sidiary, Minera San Gregorio S.A., and the Standard Bank London Limited ("SBL"). The loan, in the amount of US$2,500,000, which was to mature on October 15, 2004, was secured by a guarantee of the Company, and bore interest at the Libor rate plus 2% per annum. The loan agreement also restricted the Company's ability to enter into agreements relating to the sale or purchase of gold. This loan was settled in fully during 2003.

   On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a Credit Agreement with the SBL. The loan, which was subsequently amended by a First Amendment to the Credit Agreement in the amount of US$8,500,000, matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (save and except the Lo Increible properties), a charge against the Company's Revemin Mill and a pledge of the securities of certain of the Company's subsidiaries, and bears interest at the Libor rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company's ability to enter into metal trading agreements.

   Certain loan repayments have been made by the issuance of Crystallex common shares (Note 11). These shares are subject to an orderly disposition agreement with SBL, which amongst other conditions, specifies that any gain/loss on final disposition of the shares issued is for the Company's account. Any ultimate gain is to be applied to further loan repayments or settling of derivative contracts. As at December 31, 2003, SBL had 2,099,734 common shares issued in relation to the Agreement on which there exists an unrealized gain of approximately US$4,000,000.

   Principal payments due on the bank loan are as follows:

   ------------------------------------------------------------------
   2004                                                    $1,335,344
   2005                                                     5,704,600
   2006                                                     2,668,806
   ------------------------------------------------------------------
                                                           $9,708,750
   ------------------------------------------------------------------


   CONVERTIBLE NOTES

   The Company has issued convertible notes under various note indentures. Upon issuance of the notes, the net proceeds received were allocated between the liability and equity components of the notes. The liability component represented the present value of the notes discounted using the interest rate that would have been applicable to non-convertible debt. The equity component represented the present value of the interest payments, which the Company could settle through the issuance of cash or shares, discounted at the same rate as the liability component (the interest component) and the right of the holders to convert the principal of the debt into common shares, determined as the residual amount at the date of issuance of the notes. Over the term of the notes, the liability and the interest components were accreted to their face value. As at December 31, 2002, the Company had the following convertible notes outstanding, which during 2003 were converted into common shares:


CRYSTALLEX ANNUAL REPORT 2003                                                 73

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


7.  LONG-TERM DEBT (CONTINUED)

    CONVERTIBLE NOTES (CONTINUED)

    a) Notes with an aggregate principal amount of US$11,200,000 which were scheduled to mature on September 25, 2005, which bore interest at 4% per annum and which were convertible into common shares of the Company at the option the holder. The agreed-upon conversion price of the notes was equal to the lower of US$2.25 per common share or 95% of the current market price of the common shares on the date immediately prior to the conversion.

    b) A note with a principal amount of US$2,200,000 which matured on September 30, 2003, bore interest at 5% per annum was convertible into common shares of the Company at the option of the holder. The agreed-upon conversion price of the notes was equal 95% of the current market price of the common shares on the date of the conversion.


8. SHARE CAPITAL

                                                        2003               2002
   -----------------------------------------------------------------------------

   Authorized
     Unlimited common shares,
       without par value
     Unlimited Class "A" preference
       shares, no par value
     Unlimited Class "B" preference
       shares, no par value
   Issued
       135,403,523 Common Shares
         (2002 - 91,722,278)                    $257,149,521        $193,349,000
   -----------------------------------------------------------------------------


   WARRANTS

   As at December 31, 2003, Common Share purchase warrants were outstanding, enabling the holders to acquire common shares as follows:

                                                                        Weighted
                                                                         Average
                                                                       Remaining
                                                      Number         Contractual
   Range of Exercise Price                         of Shares        Life (Years)
   -----------------------------------------------------------------------------

   $1.60 to $2.28                                  4,662,194                1.33
   $2.29 to $3.34                                  2,076,899                1.16
   $3.35 to $4.69                                 13,303,679                1.70
   -----------------------------------------------------------------------------
                                                  20,042,772
   -----------------------------------------------------------------------------


   During the year, the Company extended by one year the terms of certain Common Share purchase warrants, previously issued as part of debt financing, that were coming to maturity. To reflect the value of the benefit conferred to the warrant holders as a result of the extension, a charge of $825,481 was made directly against retained earnings, and contributed surplus was increased by the same amount.

   STOCK OPTIONS

   The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.


74                                                 CRYSTALLEX ANNUAL REPORT 2003

   The following table is a summary of the status of stock options outstanding at December 31, 2003:

                                      Outstanding and Exercisable Options
   ----------------------------------------------------------------------------
                                                        Weighted
                                                         Average       Weighted
                                                       Remaining        Average
   Range of                            Number        Contractual       Exercise
   Exercise Price                   of Shares       Life (Years)          Price
   ----------------------------------------------------------------------------
   $0.85 to $1.00                   1,672,500               3.01           0.99
   $1.41 to $1.75                   1,971,000               5.53           1.57
   $2.00 to $3.00                   5,322,500               6.65           2.42
   ----------------------------------------------------------------------------
                                    8,966,000
   ----------------------------------------------------------------------------

   A summary of the status of the stock option plan as at December 31, 2003, 2002 and 2001 and changes during each year ended on those dates follows:


                                                                   2003                          2002                          2001
   --------------------------------------------------------------------------------------------------------------------------------
                                                               WEIGHTED                      Weighted                      Weighted
                                                                AVERAGE                       Average                       Average
                                               NUMBER          EXERCISE          Number      Exercise          Number      Exercise
                                            OF SHARES             PRICE       of Shares         Price       of Shares         Price
   --------------------------------------------------------------------------------------------------------------------------------

   Outstanding and exercisable,
     beginning of year                      6,952,500             $1.76       7,707,000         $1.70       6,315,292         $1.52
   Granted-Employees                        2,248,500              2.56         350,000          2.28       1,815,000          2.24
   Granted-Non-Employees                      250,000              2.12              --            --              --            --
   Exercised                                 (270,000)             1.64      (1,104,500)         1.46        (340,000)         1.38
   Cancelled                                 (215,000)             1.85              --            --         (83,292)         1.40
   --------------------------------------------------------------------------------------------------------------------------------
   Outstanding and exercisable,
     end of year                            8,966,000             $1.97       6,952,500         $1.76       7,707,000         $1.70
   --------------------------------------------------------------------------------------------------------------------------------

   Weighted average fair
     value of options granted
     during the year                                              $1.92                         $1.16                         $1.17
   --------------------------------------------------------------------------------------------------------------------------------

   SUPPLEMENTAL INFORMATION FOR STOCK-BASED COMPENSATION

   Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined and disclosed as if the Company had accounted for its employees' stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.04% (2002 - 4.22%), dividend yield of nil (2002 - nil), volatility factor of 108% (2002 - 75%), and a weighted-average expected life of the options of 3.95 years (2002 - 3.75 years).


CRYSTALLEX ANNUAL REPORT 2003                                                 75

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


8. SHARE CAPITAL (CONTINUED)

   SUPPLEMENTAL INFORMATION FOR STOCK-BASED COMPENSATION (CONTINUED)

   The following table presents the net loss and net loss per share for the two years ended December 31, 2003 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

                                                        2003               2002
   ----------------------------------------------------------------------------
   Net loss                                     $(82,053,852)      $(56,459,812)
   Incremental compensation expense               (4,273,069)          (404,979)
   ----------------------------------------------------------------------------
   Pro forma net loss                           $(86,326,921)      $(56,864,791)
   ----------------------------------------------------------------------------

   Pro forma basic loss per share               $      (0.74)      $      (0.67)
   ----------------------------------------------------------------------------


   FINANCING TRANSACTIONS

   FISCAL 2003 ACTIVITIES

   On March 5, 2003, the Company completed a private placement of 2,562,500 special warrants at a price of $1.60 per special warrant for aggregate proceeds of $4.1 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until March 5, 2005 at a price of $2.00 per share. The special warrants were deemed to have been exercised in accordance with their terms on July 6, 2003.

   On March 14, 2003, the Company arranged a US$3.0 million debt financing which closed in three tranches on March 14, 2003 (US$1.5 million), May 2, 2003 (US$1.0 million) and May 15, 2003 (US$0.5 million). Under the terms of the transaction, the Company issued US$3.0 million principal amount of non-interest bearing promissory notes due August 11, 2003, September 29, 2003 and October 12, 2003, respectively, common share purchase warrants exerciseable for 300,000 Common Shares until May 2, 2005 at an exercise price of US$1.32 per share and common share purchase warrants exerciseable for 150,000 Common Shares until May 15, 2005 at an exercise price of US$1.27 per share. The notes were subsequently exchanged for convertible notes due August 27, 2005. The convertible notes are non-interest bearing until the occurrence of an event of default (after which they bear interest at the rate of 4% per annum) and are convertible at the option of the holder into a specified number of Common Shares. The Company also issued common share purchase warrants exerciseable for 150,000 Common Shares until August 27, 2005 at an exercise price of US$3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

   On May 9, 2003, the Company completed a private placement of 2,400,000 special warrants at a price of $1.25 per special warrant for aggregate proceeds of $3.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until May 9, 2005 at a price of $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on September 10, 2003.

   On June 20, 2003, the Company completed a private placement of 5,500,000 special warrants at a price of $1.25 per special warrant for aggregate proceeds of $6.9 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exerciseable for one Common Share until June 20, 2005 at a price of $1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on October 21, 2003.


76                                                 CRYSTALLEX ANNUAL REPORT 2003

   FISCAL 2003 ACTIVITIES (CONTINUED)

   On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of US$2.20 per special warrant for aggregate proceeds of US$10.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share per special warrant. The special warrants were deemed to have been exercised in accordance with their terms on September 16, 2003. As part of the transaction, the Company also issued common share purchase warrants to acquire 2,272,727 Common Shares. Each whole purchase warrant is exerciseable for one Common Share until September 16, 2006 at a price of US$2.75 per share.

   On September 8, 2003, the Company issued 12,800,000 special warrants at a price of US$2.20 per special warrant for aggregate proceeds of US$28.2 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one warrant. Each whole warrant is exerciseable for one Common Share until September 8, 2006 at a price of US$2.75 per share. Subsequent to the year end, all of the special warrants were deemed to have been exercised in accordance with their terms on January 9, 2004.

   FISCAL 2002 ACTIVITIES

   On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of $3.02 for aggregate net proceeds of $158,550. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

   On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of $2.15 for aggregate net proceeds of $4,398,900, net of issuance expenses of $331,100. Each special warrant entitles the holder to acquire, without payment of any additional consideration, one Common Share in the capital of the Company.

   FISCAL 2001 ACTIVITIES

   On December 24, 2001, the Company issued 3,111,111 special warrants under a private placement financing at a price of $2.25 for aggregate net proceeds of $6,861,977, net of issuance expenses of $138,023. Each unit consisted of one Common Share, and one Common Share purchase warrant. Each common share purchase warrant entitled the holder to acquire from the Company, for a period of two years, at a price of $3.00 per warrant, one additional common share. During 2003, all of these common share purchase warrants were exercised.

   LOSS PER COMMON SHARE

   The following table outlines the calculation of the basic loss per common share:

                                                                          2003                2002                2001
   --------------------------------------------------------------------------------------------------------------------
   Numerator for basic loss per common share:
     Loss from continuing operations
       attributable to common shareholders                        $(78,026,642)       $(52,721,972)       $(34,416,262)
     Benefit conferred to warrant holders                             (825,481)                 --                   --
   --------------------------------------------------------------------------------------------------------------------
     Loss from continuing operations
       attributable to common shareholders                        $(78,852,123)       $(52,721,972)       $(34,416,262)

   Denominator for basic loss per common share -
     adjusted weighted average number of shares outstanding        118,309,198          84,441,287          69,117,738
   --------------------------------------------------------------------------------------------------------------------


CRYSTALLEX ANNUAL REPORT 2003                                                 77

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


8. SHARE CAPITAL (CONTINUED)

   FINANCING TRANSACTIONS (CONTINUED)

   FISCAL 2001 ACTIVITIES (CONTINUED)

   SHAREHOLDER RIGHTS PLAN

   Effective March 10, 1997 (the "Record Date"), the Company adopted a shareholder rights plan (the "Plan"). The rights issued under the Plan will expire at the close of the Company's annual meeting in 2007 (the "Expiration Time"), unless earlier redeemed or exchanged by the Company. The Plan was re-ratified by the shareholders at the Company's 2003 annual meeting.

   Pursuant to the Plan, the Board of Directors declared a distribution of one right (a "Right") for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

   In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10-business-day period.


9. RELATED PARTY TRANSACTIONS

   During the year, the Company entered into the following transactions with related parties:

   a) Paid or accrued consulting and management fees of $2,651,829 (2002 - $606,249; 2001 - $665,835) to directors and an officer of the Company and companies related to directors and an officer of the Company.

   b) Paid or accrued legal fees of $4,380,478 (2002 - $13,168,790; 2001 -
      $3,561,191) to law firms partners of whom are directors of the Company.

   The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.


78                                                 CRYSTALLEX ANNUAL REPORT 2003

10. INCOME TAXES

    Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 36.7% (2002 - 40.1%; 2001 - 44.5%) to loss before income taxes as follows:

                                                         2003                 2002              2001
    ------------------------------------------------------------------------------------------------

    Loss before income taxes                     $(82,053,852)        $(56,459,812)     $(42,552,441)
    ------------------------------------------------------------------------------------------------
    Expected income taxes recoverable            $(30,113,764)        $(22,640,385)     $(18,935,837)
    Difference in foreign tax rates                   614,647            1,013,320         5,131,725
    Non-recognition of benefit of losses           29,499,117           21,627,065        13,804,112
    ------------------------------------------------------------------------------------------------
    Actual income taxes                          $         --         $         --      $         --
    ------------------------------------------------------------------------------------------------

    The Company has certain source-related deductions and losses which are available to be offset against future income taxes. The benefits of these deductions and losses are not reflected in these financial statements, as they are not more likely than not to be realized.

11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                         2003                 2002              2001
    ------------------------------------------------------------------------------------------------

    Cash paid during the year for interest       $    937,225         $  1,205,221      $  1,897,879
    ------------------------------------------------------------------------------------------------

    Cash paid during the year for income taxes   $         --         $         --      $         --
    ------------------------------------------------------------------------------------------------

    Significant non-cash transactions for the year ended December 31, 2003 included:

    i) The Company issued 40,080 common shares, with a value of $82,523, for directors' fees.

    ii) The Company issued 229,283 common shares, with a value of $732,934, for the El Callao mineral property dispute settlement.

    iii) The Company issued 350,000 common shares, with a value of $863,000, for financial advisory fees.

    iv) The Company issued 61,695 common shares, with a value of $157,856, for finder's fee.

    v) The Company issued 2,348,184 common shares, with a value of $2,897,002, for loan payments and bank fees.

    vi) The Company issued 1,281,124 common shares, with a value of $2,969,416, for legal fees.

    vii) The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $23,950,966.

    viii) The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $20,534,536.

    ix) The Company applied $1,840,836 of deferred financing fees against share capital upon conversion of loan and notes to common shares.


CRYSTALLEX ANNUAL REPORT 2003                                                 79

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

    Significant non-cash transactions for the year ended December 31, 2002 included:

    i) The Company issued 42,612 common shares, with a value of $110,955, for directors' fees.

    ii) The Company issued 282,554 common shares, with a value of $873,182, for a mineral property payment.

    iii) The Company issued 677,711 common shares, with a value of $1,714,609, for a loan payment.

    iv) The Company issued 35,430 common shares, with a value of $78,655, for a finder's fee.

    v) The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $17,353,959.

    vi) The Company applied $1,233,792 of deferred financing fees against share capital upon conversion of loan and notes to common shares.

    Significant non-cash transactions for the year ended December 31, 2001 included:

    i) The Company issued 65,466 common shares, with a value of $104,550, for directors' fees.

    ii) The Company issued 1,200,000 common shares, with a value of $2,385,000, for legal fees.

    iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.

    iv) The Company issued 1,035,689 common shares with a value of $2,597,247 for property payment in connection with Las Cristinas.

    v) The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $3,803,591.

    vi) The Company applied $941,169 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

    vii) The Company issued 4,701,615 common shares, with a value of $13,214,573, for loan payment.

    viii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.


12. SEGMENTED INFORMATION

    Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

    The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative loss and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office


80                                                 CRYSTALLEX ANNUAL REPORT 2003

                                                     Bolivar/                            Discontinued  Intersegment
                                      Corporate        Albino     El Callao    Cristinas   Operations  Eliminations          Total
----------------------------------------------------------------------------------------------------------------------------------
2003
MINING REVENUE                     $         --    12,862,999     2,703,512           --           --            --   $ 15,566,511
MINING REVENUE - INTERSEGMENT      $         --     4,034,635            --           --           --    (4,034,635)  $         --
OPERATING COSTS                    $         --   (12,958,420)   (3,281,943)          --           --            --   $(16,240,363)
OPERATING COSTS - INTERSEGMENT     $         --            --    (4,034,635)          --           --     4,034,635   $         --
INTEREST AND OTHER INCOME          $    231,121        32,510            --           --           --            --   $    263,631
INTEREST EXPENSE                   $   (759,111)     (540,612)         (205)          --           --            --   $ (1,299,928)
DEPLETION AND AMORTIZATION         $   (365,135)   (3,987,796)     (193,326)          --           --            --   $ (4,546,257)
WRITE-DOWN OF MINERAL PROPERTIES   $ (4,182,076)           --   (18,832,345)          --           --            --   $(23,014,421)
SEGMENT PROFIT/(LOSS)              $(59,289,543)    2,097,408   (20,834,507)          --   (4,027,210)           --   $(82,053,852)
SEGMENT ASSETS                     $ 44,020,439    35,246,112       202,645   94,055,652           --            --   $173,524,848
CAPITAL EXPENDITURES               $     70,399     2,016,102       353,798    9,858,588           --            --   $ 12,298,887
----------------------------------------------------------------------------------------------------------------------------------
2002
Mining revenue                     $         --     2,511,783    10,806,036           --           --            --   $ 13,317,819
Mining revenue - intersegment      $         --    11,713,510            --           --           --   (11,713,510)  $         --
Operating costs                    $         --   (11,111,734)   (4,079,885)          --           --            --   $(15,191,619)
Operating costs - intersegment     $         --            --   (11,713,510)          --           --    11,713,510   $         --
Interest and other income          $     68,603         8,906            --           --           --            --   $     77,509
Interest expense                   $ (1,557,428)     (591,025)           --           --           --            --   $ (2,148,453)
Depletion and amortization         $   (329,288)   (2,285,146)     (939,641)          --           --            --   $ (3,554,075)
Write-down of mineral properties   $ (2,134,678)           --            --           --           --            --   $ (2,134,678)
Segment loss                       $(44,731,866)   (1,610,936)   (6,379,170)          --   (3,737,840)           --   $(56,459,812)
Segment assets                     $ 28,896,082    32,439,136    18,776,610   81,004,253   21,251,903            --   $182,367,984
Capital expenditures               $    105,840     3,682,741     1,082,004   37,366,257           --            --   $ 42,236,842
----------------------------------------------------------------------------------------------------------------------------------
2001
Mining revenue                     $         --     6,239,562     9,766,293           --           --            --   $ 16,005,855
Mining revenue - intersegment      $         --    11,236,739            --           --           --   (11,236,739)  $         --
Operating costs                    $         --     1,766,448   (13,463,217)          --           --            --   $(11,696,769)
Operating costs - intersegment     $         --            --   (11,236,739)          --           --    11,236,739   $         --
Interest and other income          $     65,349        41,739           237           --           --            --   $    107,325
Interest expense                   $   (318,015)     (666,616)           --           --           --            --   $   (984,631)
Depletion and amortization         $   (471,530)   (2,580,073)     (935,152)          --           --            --   $ (3,986,755)
Write-down of mineral properties   $(18,593,631)   (6,408,145)           --           --           --            --   $(25,001,776)
Segment loss                       $(26,944,912)   (3,570,659)   (3,900,691)          --   (8,136,179)           --   $(42,552,441)
Segment assets                     $ 42,430,722    32,594,212    18,803,110   41,453,363   31,699,275            --   $166,980,682
Capital expenditures               $    857,789     4,297,683     1,012,873    3,462,995           --            --   $  9,631,340
----------------------------------------------------------------------------------------------------------------------------------

Geographic information:

                                                               Mining Revenue                    Property, Plant and Equipment
----------------------------------------------------------------------------------------------------------------------------------
                                                          2003         2002         2001          2003          2002          2001
----------------------------------------------------------------------------------------------------------------------------------

Venezuela                                          $15,566,511  $13,317,819  $16,005,855  $132,069,099  $142,866,637  $101,791,052
Discontinued operations                                     --           --           --            --    11,378,127    18,721,316
Brazil                                                      --           --           --            --            --     1,616,394
----------------------------------------------------------------------------------------------------------------------------------
  Total foreign                                     15,566,511   13,317,819   16,005,855   132,069,099   154,244,764   122,128,762
Canada                                                      --           --           --       102,344        59,066       531,573
----------------------------------------------------------------------------------------------------------------------------------
Total                                              $15,566,511  $13,317,819  $16,005,855  $132,171,443  $154,303,830  $122,660,335
----------------------------------------------------------------------------------------------------------------------------------


CRYSTALLEX ANNUAL REPORT 2003                                                 81

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


13. DISCONTINUED OPERATIONS

    On October 27, 2003, the Company closed a purchase and sale agreement (the "Agreement") with Uruguayan Mineral Explorations Inc. ("UME") for the sale of the Company's Uruguayan mining operations. Under the terms of the Agreement, which was effective October 1, 2003, UME will pay the Company cash consideration of $2,700,000 (US$2,000,000), payable in two equal installments and will transfer to the Company two exploration drills with a combined estimated value of US$600,000. The first payment of US$1,000,000 is due six months after the closing date of the transaction and the second US$1,000,000 payment will be due 12 months after the closing date.

    The Company incurred a net loss on the disposal of the Uruguayan mining operations of $1.3 million. This loss has been reflected in the statement of operations as a component of the Loss from Discontinued Operations. As a condition of the closing of the transaction, UME agreed to retire in full the outstanding commodity derivative contracts associated with the Uruguayan mining operations. As a result, an additional US$2.85 million liability obligation which represented the fair value of the outstanding forward contracts and swap agreement associated with the Uruguayan mining operations was assumed by UME.

    During the nine month period ended September 30, 2003 and for each of the years in the two-year period ended December 31, 2002, the Company's Uruguayan operations incurred revenue of $19,109,761, $32,843,402 and $29,978,353, respectively, and a net loss of $4,027,210, $3,737,840 and
    $8,136,179, respectively.


14. COMMITMENTS AND CONTINGENCIES

    CALL AGREEMENT

    The Company structured the following transaction to protect the interest of the Company's shareholders in the event that third parties sought to gain control of the Company in a transaction which was not supported by the Company's directors.

    The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"), whose common shares are owned by two directors who are also officers of the Company, effectively on behalf of the Company's shareholders (the "Call Agreement"). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Inversora Mael C.A. ("Mael"). The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures' acquisition of any interest directly or indirectly in Mael. The Ventures' shares were issued to the Company's directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company's option, all of the shares of Ventures at any time at a purchase price equal to the shareholders' cost of those shares, which cost, as noted, is nominal. The directors have no interest in Ventures or Mael, other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is US$30,000,000, which was subsequently renegotiated by Red Glove A. V. V. ("Red Glove") and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter-company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. As at December 31, 2003, there are no future commitments existing.

    It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. ("Stay") from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael and, at the time of purchase, both Stay and Red Glove were independent and arm's length from the Company and


82                                                 CRYSTALLEX ANNUAL REPORT 2003

    Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ultimate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. Management believes that at all times, the Company's and Ventures' relationships with Red Glove have been conducted at terms no less advantageous than had they been conducted directly with an unrelated third party.

    The cost of acquiring the shares of Stay was initially US$30,000,000, of which the Company paid US$6,500,000 (Cdn.$9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm's length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000, plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company continuing with the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm's length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2003, 4,000,000 of the warrants had expired and 1,000,000 were exercised during 2003. During 1999 and 2000, the US$10,000,000 was fully paid through the Company's issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30-day period immediately preceding the issuance of the shares, and by cash of US$250,000 (Cdn.$364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534 (Cdn.$14,463,784). The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000. These payments have been capitalized as part of the Las Cristinas property cost.

    The Call Agreement contains a call right which is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such person acquires 20% or more of the Company's outstanding voting shares without the approval of the Company's Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures' shareholders. There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions. Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company's shareholders, was designed to give adequate time for the Company's shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company's directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.


CRYSTALLEX ANNUAL REPORT 2003                                                 83

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)



14. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    COMMODITY DERIVATIVE CONTRACTS

    At December 31, 2003, the Company had fixed forward contracts outstanding as follows:

                                                    2004      2005      2006
    ------------------------------------------------------------------------

    Ounces                                        43,430    42,430    39,996
    Average price (US$ per oz.)                     $300      $305      $310
    ------------------------------------------------------------------------

    Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. At December 31, 2003, the Company had written call options outstanding as follows:

                                                    2004      2005      2006
    ------------------------------------------------------------------------

    Ounces                                       127,237    94,932     2,000
    Average price (US$ per oz.)                     $298      $309      $348
    ------------------------------------------------------------------------

    Gold production for the years ended December 31, 2003 and 2002 was 76,973 and 94,623 ounces, respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair values of financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the captions deferred credit and deferred charge.

    For the year ended December 31, 2003, the Company recorded an unrealized loss of $19,352,704 (2002 -$34,187,107; 2001 - $4,119,293) in marking its portfolio of written call options and fixed forward contracts to market. These losses are included in non-hedge derivative loss in the Statement of Operations.

    The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value for long-term debt approximates fair value, primarily due to the floating rate nature of the debt instrument.

    LEASE AGREEMENTS

    The Company has entered into various operating lease agreements which expire over a period of six years. Total rent expense charged to operations under these agreements was $174,105 (2002 - $175,066; 2001 - $111,724).

    Minimum lease payments under operating leases in effect through 2008 are as follows:

    ------------------------------------------------------------
    2004                                                $204,000
    2005                                                 208,000
    2006                                                 198,000
    2007                                                 158,000
    2008                                                 138,000
    ------------------------------------------------------------
                                                        $906,000
    ------------------------------------------------------------


84                                                 CRYSTALLEX ANNUAL REPORT 2003

    LAS CRISTINAS PROPERTIES

    The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 5). The rights to develop the Las Cristinas deposits have been subject to various legal proceedings. Crystallex cannot predict the outcome of the various legal actions and cannot provide assurance that any legal challenge by the third parties will not impact its right to develop the deposits granted by the CVG pursuant to the agreement.

    The agreement does not transfer any property ownership rights to Crystallex (Note 5) and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

    a) make all investment and complete all works necessary to exploit the mineral resources,

    b) present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

    c) present to the CVG for approval, life of mine, annual production plans and annual production commitments,

    d) commence production of the mining project by May, 2004; such start may be extended in the event permitting delays are encountered,

    e) pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

    f) provide for certain social programs and for the employment, training and technical assistance to small miners,

    g) supply performance bonds related to the development and environmental obligations,

    h) bear all costs relating to a technical liaison office to be created by the CVG.

    The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed time-frame and, subsequent to the year end, the CVG approved the feasibility study.

    Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources, requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement, which could lead to a default under the agreement.


15. RISK MANAGEMENT

    CURRENCY RISK

    The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

    The Company's Venezuelan operations are currently subject to currency and exchange controls. These government-imposed controls may adversely affect the Company as such controls restrict the Company's ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.


CRYSTALLEX ANNUAL REPORT 2003                                                 85

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


15. RISK MANAGEMENT (CONTINUED)

    CREDIT AND MARKET RISK

    The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, securities and fixed forward contracts and option contracts for metals.

    Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

    Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high-quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable, as large amounts of its accounts receivable are primarily concentrated amongst a small number of customers in Venezuela. These receivables are primarily with government banks in Venezuela and one international bank. The Company does not anticipate any losses for non-performance on these receivables. As at December 31, 2003, one customer accounted for all trade accounts receivable.

    The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

    TITLE RISK

    Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give an assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.


16. EVENTS SUBSEQUENT TO DECEMBER 31, 2003

    ENGINEERING PROCUREMENT CONSTRUCTION MANAGEMENT CONTRACT

    On March 25, 2004, following completion of a competitive bidding process, the Company entered into an Engineering Procurement Construction Management ("EPCM") contract with SNC - Lavalin Engineers & Constructors Inc. (SNCL) relating to the development of the Las Cristinas project. The Company expects to pay SNCL approximately $27.8 million for its services under the EPCM contract.


86                                                 CRYSTALLEX ANNUAL REPORT 2003

    PUBLIC EQUITY OFFERING

    On April 5, 2004, the Company completed a $100 million public equity offering whereby 25,000,000 common shares were issued at $4.00 per common share. The net proceeds received by the Company in U.S. dollars, after considering the underwriters' fee, amounted to US$71,694,731. The Company estimates that additional expenditures related to this offering will amount to approximately $500,000.


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission.

    BASIS OF PRESENTATION

    These financial statements are the combined accounts of Crystallex International Corporation and its majority owned subsidiaries, and the accounts of Ventures (Barbados) Ltd. ("Ventures") and its wholly owned subsidiaries. Ventures (Note 14) is controlled by two directors of the Company who are also officers, and as such the financial statements for U.S. GAAP purposes have been presented as combined financial statements. Under Canadian GAAP, these financial statements are presented as consolidated financial statements.

    BALANCE SHEETS

    The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

    2003                                                   Canadian GAAP          Adjustment           U.S. GAAP
    ------------------------------------------------------------------------------------------------------------

    Current assets                                         $  41,158,807        $          --       $ 41,158,807
    Property, plant and equipment                            132,171,443         (104,242,323)(b)     27,929,120
    Deferred financing fees                                      194,598                   --            194,598
    ------------------------------------------------------------------------------------------------------------
                                                           $ 173,524,848        $(104,242,323)      $ 69,282,525
    ------------------------------------------------------------------------------------------------------------
    Current liabilities                                    $  36,459,021        $          --       $ 36,459,021
    Long-term debt                                             8,373,406                   --          8,373,406
    Deferred credit                                           26,490,059                   --         26,490,059
    Minority interest                                            143,517                   --            143,517
    Shareholders' equity                                     102,058,845         (104,242,323)        (2,183,478)
    ------------------------------------------------------------------------------------------------------------
                                                           $ 173,524,848        $(104,242,323)      $ 69,282,525
    ------------------------------------------------------------------------------------------------------------


CRYSTALLEX ANNUAL REPORT 2003                                                 87

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    BALANCE SHEETS (CONTINUED)

    2003                                                   Canadian GAAP          Adjustment           U.S. GAAP
    ------------------------------------------------------------------------------------------------------------

    Current assets                                         $  17,406,381       $      18,329(a)     $ 17,424,710
    Investment                                                   729,329             176,000(a)          905,329
    Property, plant and equipment                            154,303,830        (100,481,050)(b)      53,822,780
    Deferred charge                                            7,765,576                  --           7,765,576
    Deferred financing fees                                    2,162,868                  --           2,162,868
    ------------------------------------------------------------------------------------------------------------
                                                           $ 182,367,984       $(100,286,721)       $ 82,081,263
    ------------------------------------------------------------------------------------------------------------
    Current liabilities                                    $  36,883,252       $          --        $ 36,883,252
    Reclamation provision                                      1,048,726                  --           1,048,726
    Long-term debt                                            26,206,277           1,130,720(c)       27,336,997
    Deferred credit                                           35,001,677                  --          35,001,677
    Minority interest                                            143,517                  --             143,517
    Shareholders' equity                                      83,084,535        (101,417,441)        (18,332,906)
    ------------------------------------------------------------------------------------------------------------
                                                           $ 182,367,984       $(100,286,721)       $ 82,081,263
    ------------------------------------------------------------------------------------------------------------

    i) U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2003, $3,774,327 (2002
        - $5,086,236; 2001 - $5,327,889) would be presented as accrued liabilities.

    ii) For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

    STATEMENT OF OPERATIONS

    The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

                                                                   2003                2002                2001
    ------------------------------------------------------------------------------------------------------------

    Net loss for the year per Canadian GAAP                $(82,053,852)       $(56,459,812)        $(42,552,441)
    Adjustments to mineral properties                  (b)   (3,761,273)        (40,734,141)         (13,306,689)
    Accretion of interest on convertible notes         (c)   (4,571,277)         (2,346,126)          (1,057,605)
    Fair value of employee stock options granted       (d)   (4,273,069)           (404,979)          (2,129,539)
    Unrealized gain (loss) on trading securities       (a)      (18,329)             18,329               34,987
    Net loss for the year per U.S. GAAP                    $(94,677,800)       $(99,926,729)        $(59,011,287)
    ------------------------------------------------------------------------------------------------------------
    Net loss per share - basic                             $      (0.81)       $      (1.18)        $      (0.85)
    ------------------------------------------------------------------------------------------------------------

    STATEMENT OF OPERATIONS PRESENTATION

    For U.S. GAAP purposes, the measures "Loss before other items" and "Non-hedge derivative (loss) gain" are not recognized terms and would therefore not be presented. In addition, the "Operating (loss) income" measure included within the Canadian GAAP statement of operations is not comparable to "Operating loss" per U.S. GAAP. The following table reconciles "Loss for the year" per U.S. GAAP to "Loss from operations" for U.S. GAAP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


88                                                 CRYSTALLEX ANNUAL REPORT 2003

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    STATEMENT OF OPERATIONS PRESENTATION (CONTINUED)

                                                                   2003                2002                2001
    ------------------------------------------------------------------------------------------------------------

    Net loss for the year per U.S. GAAP                    $(94,677,800)       $(99,926,729)        $(59,011,287)
    ------------------------------------------------------------------------------------------------------------

    Non-operating loss components per Canadian GAAP:
      Interest on long-term debt                              1,299,928           2,148,453              984,631
      Non-hedge derivative loss                              21,684,044          34,810,096              310,822
      Foreign exchange (gain) loss                            4,467,528            (918,078)           1,947,803
      Interest and other income                                (263,631)            (77,509)            (107,325)
      Minority interest                                              --                  --             (169,800)
      Loss and write-down of marketable securities              216,486             210,572            2,003,338
    U.S. GAAP reconciling items:
      Accretion of interest on convertible notes              4,571,277           2,346,126            1,057,605
      Unrealized (gain) loss on trading securities               18,329             (18,329)             (34,987)
    ------------------------------------------------------------------------------------------------------------
    Non-operating loss per U.S. GAAP                         31,993,961          38,501,331            5,992,087
    ------------------------------------------------------------------------------------------------------------
    Loss from operations per U.S. GAAP                     $(62,683,839)       $(61,425,398)        $(53,019,200)
    ------------------------------------------------------------------------------------------------------------


    STATEMENTS OF CASH FLOWS

    The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

                                                                   2003                2002                2001
    ------------------------------------------------------------------------------------------------------------

    Cash flows (used in) provided by continuing
      operating activities, Canadian GAAP                  $(34,308,052)       $ (4,548,548)        $  4,317,505
    Adjustments to mineral properties                       (15,236,032)        (37,170,359)          (9,727,705)
    ------------------------------------------------------------------------------------------------------------
    Cash flows used in continuing operating
      activities, U.S. GAAP                                 (49,544,084)        (41,718,907)          (5,410,200)
    ------------------------------------------------------------------------------------------------------------

    Cash flows used in investing activities,
      Canadian GAAP                                         (11,786,046)        (42,300,842)         (14,989,101)
    Adjustments to mineral properties                        15,236,032          37,170,359            9,727,705
    ------------------------------------------------------------------------------------------------------------
    Cash flows provided by (used in) investing
      activities, U.S. GAAP                                   3,449,986          (5,130,483)          (5,261,396)
    ------------------------------------------------------------------------------------------------------------

    Cash flows provided by financing activities,
      Canadian and U.S. GAAP                                 73,097,068          39,430,762           20,059,415
    ------------------------------------------------------------------------------------------------------------

    Cash flows provided by (used in) continued
      operations, Canadian and U.S. GAAP                     27,002,970          (7,418,628)           9,387,819
    Cash flows provided by (used in) discontinued
      operations, Canadian and U.S. GAAP                      1,165,348          (1,296,073)             603,570
    ------------------------------------------------------------------------------------------------------------

    Net increase (decrease) in cash and cash equivalents
      during the year                                        28,168,318          (8,714,701)           9,991,389
    Cash and cash equivalents, beginning of year              5,695,130          14,409,831            4,418,442
    ------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents, end of year                  $33,863,448          $5,695,130          $14,409,831


CRYSTALLEX ANNUAL REPORT 2003                                                 89

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    STATEMENTS OF CASH FLOWS (CONTINUED)

    (A) INVESTMENTS

    In accordance with Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Long-term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write-down is recognized in the determination of net income (loss) for the year.

    Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders' equity, until realized. For trading securities, unrealized gains or losses are included in the determination of net income
    (loss) for the year. The Company's investments classified as trading securities and available-for-sale securities are as follows:


                                                                       Gross         Gross
                                                                  Unrealized    Unrealized        Market
    2003                                               Cost             Gain          Loss         Value
--------------------------------------------------------------------------------------------------------

    TRADING SECURITIES                             $ 89,329         $     --      $(89,329)     $     --
    AVAILABLE-FOR-SALE SECURITIES                        --               --            --            --
--------------------------------------------------------------------------------------------------------
                                                   $ 89,329         $     --      $(89,329)     $     --
--------------------------------------------------------------------------------------------------------

                                                                       Gross         Gross
                                                                  Unrealized    Unrealized        Market
     2002                                              Cost             Gain          Loss         Value
--------------------------------------------------------------------------------------------------------

     Trading securities                            $ 89,329         $ 18,329      $     --      $107,658
     Available-for-sale securities                  640,000          176,000            --       816,000
--------------------------------------------------------------------------------------------------------
                                                   $729,329         $194,329      $     --      $923,658
--------------------------------------------------------------------------------------------------------

    (B) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS

    Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

    Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

    Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2003, 2002 and 2001 are expenses of $454,007, $502,263 and $333,712, respectively, related thereto.


90                                                 CRYSTALLEX ANNUAL REPORT 2003

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (B) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS (CONTINUED)

    Under Canadian GAAP, the carrying amounts of all of the Company's mineral property development costs, producing properties and related plant and equipment are reviewed and evaluated when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

    In fiscal 2002, for United States reporting purposes, the Company applied SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In periods prior to fiscal 2002, the Company applied SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized, determined on the basis of discounted cash flows. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

    PROPERTY, PLANT AND EQUIPMENT
                                                        2003               2002
    ---------------------------------------------------------------------------

    Net book value under Canadian GAAP         $ 132,171,443      $ 154,303,830
    ---------------------------------------------------------------------------
    Adjustments to mineral properties, and
      deferred exploration and developmental
      expenditures
        Las Cristinas Concessions                (94,055,652)       (78,819,620)
        Santa Elena, San Miguel and
          Carobobo Concessions                            --         (4,182,075)
        Bolivar Properties                        (4,072,671)        (4,909,518)
        Albino 1 Concessions                      (6,114,000)        (6,114,000)
        El Callao Properties                              --         (6,455,837)
    ----------------------------------------------------------------------------
    Total adjustment                            (104,242,323)      (100,481,050)
    ----------------------------------------------------------------------------
    Net book value under U.S. GAAP             $  27,929,120      $  53,822,780
    ----------------------------------------------------------------------------

    (C) CONVERTIBLE NOTES

    Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

    Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid-in capital.


CRYSTALLEX ANNUAL REPORT 2003                                                 91

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (C) CONVERTIBLE NOTES (CONTINUED)

    This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2003, an additional interest expense (including accretion) of $2,730,441 (2002 - $2,346,126; 2001 -
    $1,057,605) has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to date.

    (D) STOCK-BASED COMPENSATION

    In accordance with Canadian GAAP, the Company has not recorded any expense with respect to stock options granted to employees, but rather includes additional financial statement disclosures.

    Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment to SFAS No. 123.

    Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

                                                 2003          2002        2001
    ---------------------------------------------------------------------------
    Risk free interest rate                     4.04%         4.22%       3.12%
    Expected life                          3.95 years    3.75 years     2 years
    Expected volatility                          108%           75%         83%
    Expected dividends                             --            --          --
    ---------------------------------------------------------------------------

    For the year ended December 31, 2003, an expense of $4,273,069 (2002 - $404,979; 2001 - $2,129,539) has been recorded with respect to the stock options granted in the year.

    (E) COMPREHENSIVE INCOME

    SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, and the unrealized gains and losses on the available-for-sale securities. This information is presented below.

    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

    For U.S. GAAP, the accumulated other comprehensive income would be calculated as follows:

                                                                     2003                 2002                2001
    --------------------------------------------------------------------------------------------------------------

    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
    Accumulated other comprehensive income (loss),
      beginning of year                                         $ 176,000             $     --          $(1,339,338)
    Change in market value of available-for-sale securities            --              176,000                   --
    Reclassification adjustment for amounts included
      in net income                                              (176,000)                  --            1,339,338
    --------------------------------------------------------------------------------------------------------------
    Accumulated other comprehensive income, end of year         $      --             $176,000          $        --
    --------------------------------------------------------------------------------------------------------------


92                                                 CRYSTALLEX ANNUAL REPORT 2003

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (E) COMPREHENSIVE INCOME (CONTINUED)

    COMPREHENSIVE LOSS

    For U.S. GAAP, the comprehensive loss would be calculated as follows:

                                                                     2003                 2002                2001
    --------------------------------------------------------------------------------------------------------------


    COMPREHENSIVE LOSS
    Net loss for the year                                       $(94,677,800)         $(99,926,729)     $(59,011,287)
    Change in market value of available-for-sale securities         (176,000)              176,000         1,339,338
    --------------------------------------------------------------------------------------------------------------
    Comprehensive loss for the year                              (94,853,800)         $(99,750,729)     $(57,671,949)

    (F) RECENT ACCOUNTING PRONOUNCEMENTS

    In 2003, the CICA issued Handbook Section 3110 - "Asset Retirement Obligations" ("CICA 3110"), which is consistent with SFAS 143, "Accounting for Asset Retirement Obligations." The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements. The new standard is applicable for fiscal years beginning January 1, 2004. Upon adoption, CICA 3110 will require retroactive restatement of all comparative periods.

    In November, 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been considered in the presentation of the accompanying combined financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. As the Company had no guarantees issued or modified after December 31, 2002, there is no impact as a result of this new pronouncement.

    In January, 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", an Interpretation of ARB No.
    51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity investors if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. On December 24, 2003 the FASB issued a revision to FIN 46 ("FIN 46R") to clarify certain provisions of FIN 46 exempting certain entities from its requirements. FIN 46R will be effective for the Company's 2004 consolidated statements. Adoption of this standard is not expected to have a material effect on the Company's results of operations, financial position or disclosures.

    In April, 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, and (3) amends the definition of an underlying to conform it to the language used in FIN 45. SFAS 149 was adopted by the Company on July 1, 2003, and did not have any effect on the Company's results of operations, financial position or disclosure.


CRYSTALLEX ANNUAL REPORT 2003                                                 93

December 31, 2003, 2002 and 2001 (Expressed in Canadian dollars)


17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

    (F) RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

    In 2002, the CICA Handbook Sections 3063 - "Impairment of Long-Lived Assets" and 3475 - "Disposal of Long-Lived Assets and Discontinued Operations" were amended to harmonize with SFAS 144. The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date. Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003.

    In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 - "Hedging Relationships" that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guidelines require the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing on or after July 1, 2003.

    In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 - "Disclosure of Guarantees". The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. This guideline is consistent with FIN 45 described above.

    In July, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles" ("CICA 1100") and Handbook Section 1400 "General Standards of Financial Statement Presentation" ("CICA 1400"). CICA 1100 describes what constitutes Canadian GAAP and its sources. CICA 1400 clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both sections are effective for fiscal years beginning on or after October 1, 2003. The Company is currently evaluating the potential impact these standards may have on its results of operations, financial position and note disclosures.

    The Emerging Issues Task Force ("EITF") of FASB has, as part of its agenda, a review of a broad range of accounting policies related to the mining industry. The outcome of this review may result in changes to U.S. GAAP as applied to these consolidated financial statements. In addition, as a result of an ongoing harmonization process with U.S. GAAP, the outcome may also result in changes to Canadian GAAP.


94                                                 CRYSTALLEX ANNUAL REPORT 2003

DEFINITIONS



MINERAL RESERVES

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are subdivided, in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

PROVEN MINERAL RESERVE

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

PROBABLE MINERAL RESERVE

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

MINERAL RESOURCES

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

MEASURED MINERAL RESOURCE A

Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

INDICATED MINERAL RESOURCE

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

INFERRED MINERAL RESOURCE

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. A full feasibility study is required in order to classify mineralization as a reserve. We use certain terms in this document, such as "measured resources" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 20-F. The above definitions reflect Canadian Institute of Mining, Metallurgy and Petroleum standards as required by National Instrument 43-101.


CRYSTALLEX ANNUAL REPORT 2003                                                 95

MANAGEMENT & WORKING BOARD


MANAGEMENT

TODD BRUCE                             DR. SADEK EL-ALFY                      RONALD COLQUHOUN
President & CEO                        Vice President, Operations             Vice President, Technical Services

DR. KEN THOMAS                         DR. LUCA M. RICCIO                     BRENDAN BURKE
Chief Operating Officer                PhD.P.Geo. - Consulting Geologist      Corporate Manager, Projects

BORDEN D. ROSIAK                       ROBERT CROMBIE                         JOHN BINNS
Chief Financial Officer                Vice President, Corporate              Vice President, Environmental
                                       Development and Planning

DANIEL R. ROSS                         A. RICHARD MARSHALL                    DANIEL HAMILTON
Executive Vice President and           Vice President                         Vice President, Controller
Corporate Counsel                      Investor Relations


BOARD OF DIRECTORS

ROBERT A. FUNG                         C. WILLIAM LONGDEN                     MARC J. OPPENHEIMER
Chairman                               Director                               Director

TODD BRUCE                             DAVID I. MATHESON                      JOHAN
President & CEO                        Director                               Director

MICHAEL J.H. BROWN                     HARRY J. NEAR                          ARMANDO F. ZULLO
Director                               Director                               Director





CORPORATE INFORMATION


CORPORATE & HEAD OFFICE                INVESTOR CONTACT                       CORPORATE COUNSEL

18 King Street East                    A. Richard Marshall                    McMillan Binch LLP
Suite 1210                             Vice President,                        BCE Place
Toronto, ON                            Investor Relations                     Suite 4400, Bay Wellington Tower
M5C 1C4 Canada                         Tel: 800-738-1577                      181 Bay Street
Tel: 416-203-2448                      rmarshall@crystallex.com               Toronto, ON M5J 2T3


REGISTERED OFFICE                      INDEPENDENT AUDITORS                   TRANSFER AGENT AND
                                                                              REGISTRAR
18 King Street East                    Deloitte & Touche LLP
Suite 1210                             Suite 1400, BCE Place                  CIBC Mellon Trust Company
Toronto, ON                            181 Bay Street                         P.O. Box 7010
M5C 1C4 Canada                         Toronto, ON                            Adelaide Street Postal Station
Tel: 416-203-2448                      M5J 2V1                                Toronto, ON M5C 2W9
                                                                              Tel: 800-387-0825
                                                                              Tel: 416-643-5500
                                                                              www.cibcmellon.com


96                                                 CRYSTALLEX ANNUAL REPORT 2003

SHAREHOLDER INFORMATION


SHAREHOLDERS OF RECORD

As of April 13, 2004, Crystallex International Corporation had approximately 563 shareholders of record. This number excludes individual shareholders holding stock under nominee security positions.


SHARE PRICES

The Company's Common Stock is traded on the Toronto Stock symbol KRY. Quarterly high and low stock prices on the Toronto Stock Exchange for 2003 and 2002 were:

                                       2003                         2003
(In Canadian dollars)          High            Low           High          Low
--------------------------------------------------------------------------------

First Quarter                 $2.44           $1.25         $3.25         $2.56
Second Quarter                 2.86            1.00          3.57          2.30
Third Quarter                  4.48            2.09          3.72          2.09
Fourth Quarter                 4.15            2.90          3.57          1.92
--------------------------------------------------------------------------------

              ANNUAL MEETING:  TUESDAY, JUNE 1ST, 2004 AT 8:30 A.M.
                               WINDSOR BALLROOM OF THE LE ROYAL MERIDIEN KING EDWARD HOTEL 37 KING STREET EAST, TORONTO, ONTARIO M5C 2E9


CAUTIONARY NOTE TO INVESTORS

We use certain terms in this presentation, such as "resource," "measured resource," "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and U.S. reporting purposes.


FOWARD-LOOKING STATEMENTS

NOTE: This presentation may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC") and other regulatory authorities.

                                           Crystallex International Corporation
                                           18 King Street East, Suite 1210
                                           Toronto, ON M5C 1C4
                                           Tel: 416-203-2448


                                           www.crystallex.com

                                           ticker symbol: KRY





LAS CRISTINAS o LA VICTORIA o REVEMIN MILL o TOMI o ALBINO o LO INCREIBLE

                               [GRAPHIC OMITTED]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Crystallex International Corporation
                                      ------------------------------------
                                                   (Registrant)


Date   May 7, 2004                         By    /s/ Daniel R. Ross
-----------------------                         ----------------------------
                                                        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature